Exhibit 99.1

HOLDING COMPANY REORGANIZATION PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of Seaspan Corporation:

I am pleased to inform you that, on November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”), with Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas (“Merger Sub”), pursuant to which Seaspan will implement the holding company reorganization.

If the holding company reorganization is completed, Merger Sub will merge with and into Seaspan (the “Merger”), and Seaspan will continue its corporate existence as the surviving corporation and will become a direct wholly owned subsidiary of Atlas. As a result, each outstanding (i) Class A common share of Seaspan (“Seaspan common share”), (ii) 7.95% Cumulative Redeemable Perpetual Preferred Share – Series D of Seaspan (“Seaspan Series D Preferred Share”), (iii) 8.25% Cumulative Redeemable Perpetual Preferred Share – Series E of Seaspan (“Seaspan Series E Preferred Share”), (iv) 8.20% Cumulative Redeemable Perpetual Preferred Share – Series G of Seaspan (“Seaspan Series G Preferred Share”), (v) 7.875% Cumulative Redeemable Perpetual Preferred Share – Series H of Seaspan (“Seaspan Series H Preferred Share”), and (vi) Fixed-To-Floating Cumulative Redeemable Perpetual Preferred Share – Series I of Seaspan (“Seaspan Series I Preferred Share” and together with Seaspan Series D Preferred Share, Seaspan Series E Preferred Share, Seaspan Series G Preferred Share, and Seaspan Series H Preferred Share, “Seaspan preferred share”) will be canceled. Atlas will issue, in respect of each canceled Seaspan common share, one common share of Atlas (“Atlas common share”) to the holder of such canceled Seaspan common share. In addition, Atlas will issue, in respect of each canceled (i) Seaspan Series D Preferred Share, one 7.95% Cumulative Redeemable Perpetual Preferred Share – Series D of Atlas (“Atlas Series D Preferred Share”), (ii) Seaspan Series E Preferred Share, one 8.25% Cumulative Redeemable Perpetual Preferred Share – Series E of Atlas (“Atlas Series E Preferred Share”), (iii) Seaspan Series G Preferred Share, one 8.20% Cumulative Redeemable Perpetual Preferred Share – Series G of Atlas (“Atlas Series G Preferred Share”), (iv) Seaspan Series H Preferred Share, one 7.875% Cumulative Redeemable Perpetual Preferred Share – Series H of Atlas (“Atlas Series H Preferred Share”), and (v) Seaspan Series I Preferred Share, one Fixed-To-Floating Cumulative Redeemable Perpetual Preferred Share – Series I of Atlas (“Atlas Series I Preferred Share” and together with Atlas Series D Preferred Share, Atlas Series E Preferred Share, Atlas Series G Preferred Share, and Atlas Series H Preferred Share, “Atlas preferred share”) to the holder of such canceled Seaspan Series D Preferred Share, Seaspan Series E Preferred Share, Seaspan Series G Preferred Share, Seaspan Series H Preferred Share and Seaspan Series I Preferred Share, respectively.

Seaspan common shares and Seaspan preferred shares are listed on the New York Stock Exchange (the “NYSE”) under the symbols “SSW,” “SSW-PD,” “SSW-PE,” “SSW-PG,” “SSW-PH,” and “SSW-PI,” respectively. Seaspan’s 7.125% Senior Notes due 2027 (“2027 Notes”), 5.500% Senior Notes due 2025 and the related guarantees (“2025 Notes”), and 5.500% Senior Notes due 2026 and the related guarantees (“2026 Notes” and together with 2027 Notes and 2025 Notes, the “Notes”) are also listed on the NYSE under the symbols “SSWA,” “SSW25,” and “SSW26,” respectively. If the holding company reorganization is completed, Seaspan common shares, Seaspan preferred shares and the Notes will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Atlas will apply for the listing of Atlas common shares and Atlas preferred shares to be issued in connection with the holding company reorganization on the NYSE under the symbols “ATCO,” “ATCO-PD,” “ATCO-PE,” “ATCO-PG,” “ATCO-PH,” and “ATCO-PI,” respectively. Atlas intends to apply to the Irish Stock Exchange plc, trading as Euronext Dublin, for 2025 Notes and 2026 Notes to be admitted to its official list and to trading on the Global Exchange Market.

We intend that Atlas be deemed a “successor issuer” of Seaspan in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), and that Atlas will comply with its reporting obligations pursuant to the Exchange Act, including filing an annual report on Form 20-F and reports of foreign private issuer on Form 6-K with the SEC, upon the completion of the holding company reorganization.

Seaspan will hold a special meeting of its shareholders (the “Special Meeting”) at the offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China, on February 27, 2020, at 10:00 a.m., local time. Holders of Seaspan common shares will be asked to vote on the approval of the Merger Agreement, as described in the accompanying proxy statement/prospectus. Seaspan cannot complete the holding company reorganization unless, among other things, the holders of a majority of the outstanding Seaspan common shares entitled to vote thereon approve the Merger Agreement. At the Special Meeting, holders of Seaspan common shares will also be asked to vote on a proposal to approve a provision containing an exemption from the restrictions on a business combination with an interested shareholder in the Amended and Restated Articles of Incorporation of Atlas, attached to the Merger Agreement as Exhibit A (the “Atlas articles of incorporation”), as described in the accompanying proxy statement/prospectus. The approval of such provision in the Atlas articles of incorporation is not a condition to the completion of the holding company reorganization. In addition, holders of Seaspan common shares will also be asked to vote on a proposal to approve the adjournment of the Special Meeting under certain circumstances. Seaspan shareholders will not have dissenters’ rights in connection with any of the matters subject to the proposals referred to above.

The Seaspan board of directors has unanimously approved the Merger Agreement and determined that the holding company reorganization, the Merger Agreement, including the Atlas articles of incorporation attached thereto, and the transactions contemplated thereby are advisable and in the best interests of Seaspan and its shareholders and recommends that you vote “FOR” the approval of each of the foregoing proposals at the Special Meeting.

The accompanying proxy statement/prospectus provides important information about the Special Meeting and a detailed description of the Merger Agreement, the holding company reorganization and the other matters to be considered at the Special Meeting. We urge you to read the accompanying proxy statement/prospectus (and any documents incorporated by reference into the accompanying proxy statement/prospectus) carefully, including the section entitled “Risk Factors” beginning on page 20.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, please promptly complete, date and return the enclosed proxy card in the postage-paid envelope provided or submit a proxy through the Internet or by telephone as described on the proxy card. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

Sincerely,

Bing Chen
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the holding company reorganization or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated January 29, 2020, and is first being mailed to Seaspan shareholders on or about January 29, 2020.

ADDITIONAL INFORMATION

Seaspan files annual reports with and furnishes other information to the Securities and Exchange Commission (the “SEC”). The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Seaspan from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents incorporated by reference into this proxy statement/prospectus, free of charge, from the SEC’s website at www.sec.gov or Seaspan’s website at www.seaspancorp.com. Additionally, you can also obtain copies of these documents, at no cost, upon written or oral request, by contacting Seaspan at the following address, telephone number or email address:

Seaspan Corporation

Attn: Investor Relations

c/o Seaspan Ship Management Ltd.

2600-200 Granville Street

Vancouver, British Columbia, Canada

V6C 1S4

Tel: (778) 328-5340

IR@seaspanltd.ca

To obtain timely delivery of these documents, you must request them no later than February 20, 2020, which is five business days before the date of the Special Meeting.

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” in the accompanying proxy statement/prospectus.

If you have questions about the holding company reorganization or other matters to be considered at the Special Meeting, need additional copies of this proxy statement/prospectus or need assistance voting your shares, please contact Seaspan, at the address and telephone number set forth above.

Please do not send your stock certificates.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-234820) filed with the SEC by Atlas, constitutes a prospectus of Atlas under Section 5 of the Securities Act, with respect to Atlas common shares and Atlas preferred shares (collectively, “Atlas shares”) to be issued to holders of Seaspan common shares and Seaspan preferred shares (collectively, “Seaspan shares”) pursuant to the Merger Agreement described in this proxy statement/prospectus.

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Seaspan with respect to the Special Meeting, at which holders of Seaspan common shares will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement, including the transactions contemplated therein.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated January 29, 2020. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to holders of Seaspan common shares and Seaspan preferred shares nor the issuance of Atlas common shares and Atlas preferred shares pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation.

Unless we otherwise specify or the context otherwise requires, when used in this proxy statement/prospectus, the terms “we,” “our” and “us” refer to Atlas and its subsidiaries.

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong, China

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 27, 2020

To the Shareholders of Seaspan Corporation:

You are cordially invited to attend a special meeting of shareholders (the “Special Meeting”) of Seaspan Corporation (“Seaspan”), to be held at the offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China, on February 27, 2020, at 10:00 a.m., local time, for the following purposes:

(1)    to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of November 20, 2019, as it may be amended from time to time (the “Merger Agreement”), by and among Seaspan, Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Seaspan (the “Merger”), and Seaspan will continue as the surviving corporation and a wholly owned subsidiary of Atlas (a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice) (the “holding company reorganization proposal”);

(2)    to consider and vote on a proposal to approve a provision in the Amended and Restated Articles of Incorporation of Atlas, attached to the Merger Agreement as Exhibit A (the “Atlas articles of incorporation”), stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates (“Atlas charter proposal”); and

(3)    to consider and vote on a proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the holding company reorganization proposal at the time of the Special Meeting (the “adjournment proposal”).

The Seaspan board of directors has fixed the close of business on January 24, 2020, as the record date for the determination of the shareholders entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. Only holders of record of Seaspan common shares on the record date are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting.

The Seaspan board of directors has unanimously approved the Merger Agreement and determined that the holding company reorganization, the Merger Agreement, including the Atlas articles of incorporation attached thereto, and the transactions contemplated thereby are advisable and in the best interests of Seaspan and its shareholders and recommends that you vote “FOR” the approval of each of the proposals described above.

The proxy statement/prospectus that accompanies this notice provides important information about the Special Meeting and a detailed description of the Merger Agreement, the holding company reorganization proposal and the other matters to be considered at the Special Meeting. We encourage you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into or attached to the accompanying proxy statement/prospectus, carefully and in their entirety. A copy of the Merger Agreement is included in the proxy statement/prospectus as Annex A.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, please promptly complete, date and return the enclosed proxy card in the postage-paid envelope provided or submit a proxy through the Internet or by telephone as described on the proxy card. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

If you submit a properly completed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the approval of each of the proposals described above.

By Order of the Board of Directors,

Sarah Pybus Corporate Secretary
January 29, 2020

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you, as a shareholder of Seaspan may have regarding the holding company reorganization and the Special Meeting and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all of the information that is important to you with respect to the holding company reorganization and the Special Meeting. Additional important information is contained in the annex to, and the documents incorporated by reference into, this proxy statement/prospectus.

Q:	Why am I receiving this document?

A.

Seaspan intends to implement a holding company reorganization to position the company to advance its objective of allocating capital selectively into synergistic opportunities in adjacent businesses (both horizontal and vertical) that create long-term shareholder value and provide strong risk-adjusted returns on capital. By providing optionality for future investment and growth opportunities to exist either within the current Seaspan corporate group or separate from the current Seaspan group, Seaspan believes that the holding company reorganization is an important step in providing it with a framework that better reflects its individual operating businesses, facilitates future growth from internal operations, acquisitions or joint ventures in a manner that Seaspan believes will create value, broaden the alternatives available for future financing and generally provide for greater administrative and operational flexibility.

In connection with the holding company reorganization, Seaspan formed Atlas, a direct wholly owned subsidiary of Seaspan, and Atlas formed Merger Sub, a direct wholly owned subsidiary of Atlas. Seaspan, Merger Sub and Atlas entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into Seaspan, Seaspan will be the surviving corporation and a direct wholly owned subsidiary of Atlas following the completion of the holding company reorganization.

In connection with the holding company reorganization, Seaspan common shares and Seaspan preferred shares will be canceled, and Atlas common shares and Atlas preferred shares will be issued to holders of such canceled Seaspan common shares and Seaspan preferred shares, as applicable. Atlas will apply for the listing of Atlas common shares and Atlas preferred shares to be issued in connection with the holding company reorganization on the NYSE. If the holding company reorganization is completed, Seaspan common shares and Seaspan preferred shares will no longer be listed on the NYSE and will be deregistered under the Exchange Act. We intend that Atlas be deemed a “successor issuer” of Seaspan in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act, and that Atlas will comply with its reporting obligations pursuant to the Exchange Act, including filing an annual report on Form 20-F and reports of foreign private issuer on Form 6-K with the SEC, upon the completion of the holding company reorganization.

The Atlas articles of incorporation that will be in effect upon the consummation of the holding company reorganization will be substantially similar to the Seaspan Second Amended and Restated Articles of Incorporation (the “Seaspan articles of incorporation”), except that the Atlas articles of incorporation (i) will not contain certain provisions of the Seaspan articles of incorporation that are no longer applicable and (ii) are proposed to include a provision stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates, instead of Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington or any of their affiliates, as set forth in the Seaspan articles of incorporation. Such change reflects the current composition of more than 5% holders of Seaspan common shares whose shares will be canceled, and who will be issued Atlas common shares upon the consummation of the holding company reorganization. See “Beneficial Ownership of Seaspan Common Shares” on page 48 of this proxy statement/prospectus.

Seaspan is holding the Special Meeting to obtain the approval of holders of Seaspan common shares of the holding company reorganization contemplated by the Merger Agreement and the Atlas charter proposal. If there are insufficient votes at the time of the Special Meeting to approve the holding company reorganization proposal, Seaspan may propose to adjourn the Special Meeting for the purpose of soliciting additional proxies to approve the holding company reorganization proposal.

This document is being delivered to you as both a proxy statement of Seaspan and a prospectus of Atlas in connection with the holding company reorganization. It is the proxy statement by which the Seaspan board of directors is soliciting proxies from holders of Seaspan common shares to vote at the Special Meeting, or at any adjournment or postponement of the Special Meeting, on (i) the adoption of the Merger Agreement, pursuant to which Seaspan will implement a holding company reorganization, (ii) the approval of the provision in the Atlas articles of incorporation stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates, and (iii) the approval of the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the holding company reorganization proposal at the time of the Special Meeting. It is also the prospectus by which Atlas will issue Atlas common shares and Atlas preferred shares to holders of Seaspan common shares and Seaspan preferred shares in connection with the holding company reorganization.

Q:	What will I receive in the holding company reorganization?

A:

If the holding company reorganization is completed, each outstanding Seaspan common share will be canceled, and one Atlas common share will be issued to the holder of such canceled Seaspan common share. In addition, each outstanding Seaspan preferred share will be canceled, and one Atlas preferred share of the applicable series will be issued to the holder of such canceled Seaspan preferred share. As a result, holders of Seaspan common shares and Seaspan preferred shares will become shareholders of Atlas and will hold the same number of Atlas common shares or Atlas preferred shares, as applicable, that such shareholders hold of Seaspan common shares or Seaspan preferred shares, as applicable, immediately prior to the completion of the holding company reorganization.

Q:	What happens if the holding company reorganization is not completed?

A:

If the Merger Agreement is not adopted by holders of Seaspan common shares or if the holding company reorganization is not completed for any other reason, Seaspan common shares and Seaspan preferred shares will not be canceled, and Atlas common shares and Atlas preferred shares, as applicable, will not be issued. Instead, Seaspan will remain an independent public company, and Seaspan common shares and Seaspan preferred shares will continue to be listed and traded on the NYSE.

Q:	What am I being asked to vote on?

A:	Holders of Seaspan common shares are being asked to vote on the following proposals:

•	to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;

•

to approve a provision in the Atlas articles of incorporation stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates; and

•	to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting.

The adoption of the Merger Agreement by holders of Seaspan common shares is a condition to the obligations of Seaspan, Merger Sub and Atlas to complete the holding company reorganization.

Q:	Does the Seaspan board of directors recommend that shareholders approve the holding company reorganization proposal and the Atlas charter proposal?

A:

Yes. The Seaspan board of directors has unanimously approved the Merger Agreement and determined that the holding company reorganization, the Merger Agreement, including the Atlas articles of incorporation attached thereto, and the transactions contemplated thereby are advisable and in the best interests of Seaspan and its shareholders. The Seaspan board of directors unanimously recommends that you vote “FOR” the approval of the holding company reorganization proposal and the Atlas charter proposal at the Special Meeting. See “Proposal I: The Holding Company Reorganization Proposal—Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors” beginning on page 33 of this proxy statement/prospectus and “Proposal II: The Atlas Charter Proposal” beginning on page 42 of this proxy statement/prospectus.

Q:	Does the Seaspan board of directors recommend that shareholders approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies?

A:

Yes. The Seaspan board of directors unanimously recommends that you vote “FOR” the approval of the adjournment proposal. See “Proposal III: The Adjournment Proposal” beginning on page 43 of this proxy statement/prospectus.

Q:	What interests do Seaspan’s directors or executive officers have in the holding company reorganization?

A:

See “Proposal I: The Holding Company Reorganization Proposal—Interests of Seaspan’s Directors and Executive Officers in the Holding Company Reorganization” beginning on page 35 of this proxy statement/prospectus for a discussion of interests of Seaspan’s directors or executive officers in the holding company reorganization.

Q:	Are there any risks about the holding company reorganization or Atlas’ business that holders of Seaspan common shares should consider?

A:

Yes. Before making any decision on whether and how to vote, holders of Seaspan common shares are urged to read carefully and in its entirety the information contained in “Risk Factors” beginning on page 20 of this proxy statement/prospectus. Holders of Seaspan common shares should also read and carefully consider the risk factors of Seaspan that are incorporated by reference into this proxy statement/prospectus.

Q:	What shareholder vote is required for the approval of each proposal?

A:	The following are the vote requirements for the proposals:

•

Holding Company Reorganization Proposal: The affirmative vote of holders of at least a majority of Seaspan common shares outstanding and entitled to vote on the proposal will be required to adopt the Merger Agreement. Accordingly, an abstention, broker non-vote or other failure to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the proposal.

•

Atlas Charter Proposal: The affirmative vote of holders of at least 66 2/3% of Seaspan common shares outstanding and entitled to vote on the proposal will be required to approve a provision in the Atlas articles of incorporation stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates. Accordingly, an abstention, broker non-vote or other failure to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the proposal.

•

Adjournment Proposal (if necessary): The affirmative vote of a majority of the votes cast by holders of Seaspan common shares present in person or by proxy and entitled to vote at the Special Meeting will be required for the approval of the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting. Abstentions, broker non-votes or other failures to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) are not considered votes cast and therefore will have no effect on the outcome of any vote on the adjournment proposal.

Under NYSE rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Generally, a broker non-vote occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under applicable NYSE rules, all of the proposals in this proxy statement/prospectus are non-routine matters. Because none of the proposals to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, we do not expect any broker non-votes at the Special Meeting. As a result, if you hold your shares in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. The NYSE rules governing brokers’ discretionary authority will not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at the Special Meeting.

Q:	What constitutes a quorum for the Special Meeting?

A:

The presence at the Special Meeting, in person or by proxy, of the holders of a majority of Seaspan common shares issued and outstanding at the Record Date (defined below) and entitled to vote at the Special Meeting will constitute a quorum. An abstention will be included in determining the number of shares present and entitled to vote at the Special Meeting for the purpose of determining the presence of a quorum. Seaspan common shares held in “street name” will be counted as present for the purpose of determining the existence of a quorum at the Special Meeting so long as a shareholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the Special Meeting. The proposals for consideration at the Special Meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, we do not expect any broker non-votes at the Special Meeting. A shareholder’s shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

If there is no quorum, a majority of the Seaspan common shareholders present either in person or by proxy may adjourn the Special Meeting to another time and place. If the Special Meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each shareholder of record entitled to vote at the Special Meeting. At the adjourned meeting, any business may be transacted that might have been transacted on the original date of the Special Meeting. If the adjournment is for more than thirty (30) days, or if after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice.

Q:	When is this proxy statement/prospectus being mailed?

A:	This proxy statement/prospectus is first being mailed to holders of Seaspan common shares and Seaspan preferred shares on or about January 29, 2020.

Q:	Who is entitled to vote at the Special Meeting?

A:

All holders of Seaspan common shares who held shares at the record date for the Special Meeting (the close of business on January 24, 2020), which is referred to in this proxy statement/prospectus as the “Record Date”, are entitled to receive notice of, and to vote at, the Special Meeting provided that those shares remain outstanding on the date of the Special Meeting. As of the close of business on January 24, 2020, there were 215,756,287 Seaspan common shares outstanding. Each holder of Seaspan common shares is entitled to one vote for each Seaspan common share owned at the Record Date.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will be held on February 27, 2020, at the offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China, commencing at 10:00 a.m., local time.

Q:	How do I vote my shares at the Special Meeting?

A:	Via the Internet or by Telephone

If you hold Seaspan common shares directly in your name as a shareholder of record, you may vote via the Internet at www.proxyvote.com or by telephone by calling 1-800-690-6903. Votes submitted via the Internet or by telephone must be received by 11:59 p.m. (U.S. Eastern Time) on February 25, 2020.

If you hold Seaspan common shares in “street name” through a broker, bank or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other holder of record. Please follow the voting instructions provided by your broker, bank or other holder of record with these materials.

By Mail

If you hold Seaspan common shares directly in your name as a shareholder of record, you will need to mark, sign and date your proxy card and return it using the postage-paid return envelope provided. We must receive your proxy card by 11:59 p.m. (U.S. Eastern Time) on February 25, 2020.

If you hold Seaspan common shares in “street name” through a broker, bank or other holder of record, to vote by mail, you will need to mark, sign and date the voting instruction form provided by your broker, bank or other holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Seaspan common shares directly in your name as a shareholder of record, you may vote in person at the Special Meeting. Shareholders of record also may be represented by another person at the Special Meeting by executing a proper proxy designating that person.

If you hold Seaspan common shares in “street name” through a broker, bank or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Special Meeting. To request a legal proxy, please contact your broker, bank or other holder of record.

When a shareholder submits a proxy via the Internet or by telephone, his, her or its proxy is recorded immediately. We encourage you to register your vote via telephone or the Internet whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Special Meeting.

Q:	If my shares are held in “street name,” will my broker, bank or other holder of record automatically vote my shares for me?

A:

No. If your Seaspan common shares are held in an account at a broker, bank or other holder of record, you must instruct the broker, bank or other holder of record on how to vote your shares. Because it is expected that all matters to be voted on at the Special Meeting will be non-routine, brokers will not have discretionary authority to vote on any proposal; therefore, if you do not provide voting instructions to your broker, bank or other holder of record, your Seaspan common shares will not count towards determining whether a quorum is present and your Seaspan common shares will not be voted on any proposal.

Q:	How will my shares be represented at the Special Meeting?

A:

If you submit your proxy via the Internet, by telephone or by mail, the officers named in your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your Seaspan common shares, your proxy will be voted as the Seaspan board of directors unanimously recommends, which is “FOR” the approval of all proposals that will be voted on at the Special Meeting.

Q:	Who may attend the Special Meeting?

A:

Holders of Seaspan common shares on the Record Date (the close of business on January 24, 2020), or their authorized representatives, may attend the Special Meeting. If you hold shares in your name at the Record Date, please be prepared to provide proper identification, such as a driver’s license, to gain admission to the Special Meeting.

If you are a beneficial owner of Seaspan common shares held in “street name” by a broker, bank or other holder of record at the Record Date, in addition to proper identification, you will also need proof of ownership at the Record Date to be admitted to the Special Meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your Seaspan common shares held in “street name” in person at the Special Meeting, you will have to get a written proxy in your name from the broker, bank or other holder of record who holds your shares. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting. The broker, bank or other holder of record who holds your shares will send you separate instructions describing the procedure for voting your Seaspan common shares held in “street name”. Please follow the instructions provided by your broker, bank or other holder of record who holds your shares.

Q:	Is my vote important?

A:

Yes, your vote is very important. The Seaspan board of directors unanimously recommends that you vote “FOR” the approval of the holding company reorganization proposal and the Atlas charter proposal. An abstention, broker non-vote or other failure to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the holding company reorganization proposal and the Atlas charter proposal. If you hold your shares through a broker, bank or other holder of record and you do not give voting instructions to that broker, bank or other holder of record, the broker, bank or other holder of record will not be able to vote your shares on the holding company reorganization proposal and the Atlas charter proposal, and your shares will effectively be voted “AGAINST” such proposals.

Q.	Can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the Special Meeting.

If you are a shareholder of record at the Record Date (the close of business on January 24, 2020), you can revoke your proxy or change your vote by:

•

sending a written notice of revocation to Corporate Secretary at Seaspan Corporation c/o Seaspan Ship Management Ltd., 2600-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, which notification must be received prior to 11:59 p.m. (U.S. Eastern Time) on February 25, 2020, stating that you are revoking your proxy;

•	submitting a later dated proxy card that is received by Seaspan prior to 11:59 p.m. (U.S. Eastern Time) on February 25, 2020;

•	voting again by telephone or over the Internet prior to 11:59 p.m. (U.S. Eastern Time) on February 25, 2020; or

•

attending the Special Meeting (or, if the Special Meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other holder of record, you must contact your brokerage firm or bank to change your vote or obtain a “legal proxy” to vote your shares if you wish to cast your vote in person at the Special Meeting.

Q:	What happens if I sell my Seaspan common shares after the Record Date but before the Special Meeting?

A:

The Record Date for the Special Meeting (the close of business on January 24, 2020) is earlier than the date of the Special Meeting and earlier than the date that the holding company reorganization is expected to be completed. If you sell or otherwise transfer your Seaspan common shares after the Record Date but before the date of the Special Meeting, you will retain your right to vote at the Special Meeting. However, you will not have the right to receive Atlas common shares to be received by Seaspan shareholders in connection with the holding company reorganization. In order to receive Atlas common shares, you must hold your shares through completion of the holding company reorganization.

Q:	What do I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	Am I entitled to dissenters’ rights?

A:

No. Seaspan shareholders are not entitled to dissenters’ rights under the Republic of the Marshall Islands Business Corporations Act (the “BCA”) in connection with any of the matters subject to the proposals that will be voted on at the Special Meeting.

Q:	Is completion of the holding company reorganization subject to any conditions?

A:

Yes. Seaspan is not required to complete the holding company reorganization unless a number of conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include the adoption of the Merger Agreement by holders of Seaspan common shares. For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the holding company reorganization, see “The Merger Agreement—Conditions to Completion of the Holding Company Reorganization” beginning on page 40 of this proxy statement/prospectus.

Q:	When do you expect to complete the holding company reorganization?

A:

Seaspan is working towards completing the holding company reorganization promptly. As of the date of this proxy statement/prospectus, Seaspan expects to complete the holding company reorganization in the first quarter of 2020, subject to the adoption of the Merger Agreement by holders of Seaspan common shares and other customary conditions to completion. However, no assurance can be given as to when, or if, the holding company reorganization will be completed.

Q:	What are the tax consequences of the holding company reorganization?

A:

Seaspan intends to take the position that the holding company reorganization constitutes for United States, or U.S., federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the issuance of Atlas shares upon the cancellation of Seaspan shares should generally be tax-free for U.S. federal income tax purposes. See “Material United States Tax Considerations” beginning on page 89 of this proxy statement/prospectus for a discussion of certain material U.S. federal income tax consequences of the holding company reorganization and owning and disposing of Atlas shares. See also “Material Non-United States Tax Considerations” beginning on page 101 of this proxy statement/prospectus for a discussion of certain material tax consequences of the holding company reorganization and owning and disposing of Atlas shares in Canada, the Republic of the Marshall Islands and United Kingdom, as applicable.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annex. Then, please vote your Seaspan common shares.

Q:	Should I send in my stock certificates now?

A:	No. Holders of Seaspan common shares should not send in their stock certificates at this time.

Q:	What will holders of Seaspan equity awards receive in the holding company reorganization?

A:

If the holding company reorganization is completed, Seaspan will transfer to Atlas, and Atlas will assume, sponsorship of all of Seaspan’s equity plans. For a more complete summary of the treatment of Seaspan equity awards pursuant to the Merger Agreement, see the section entitled “The Merger Agreement— Effect of the Holding Company Reorganization on the Securities of Seaspan, Atlas and Merger Sub” beginning on page 39 of this proxy statement/prospectus.

Q:	What will holders of Seaspan warrants receive in the holding company reorganization?

A:

If the holding company reorganization is completed, Atlas will assume all of Seaspan’s rights and obligations under the outstanding warrants, and Atlas common shares will be issued upon the exercise of such warrants. For a more complete summary of the treatment of Seaspan warrants pursuant to the Merger Agreement, see the section entitled “The Merger Agreement— Effect of the Holding Company Reorganization on the Securities of Seaspan, Atlas and Merger Sub” beginning on page 39 of this proxy statement/prospectus.

Q:	Whom should I call with questions?

A:

If you have any questions about the holding company reorganization or the Special Meeting, or desire additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

Seaspan Corporation

Attn: Investor Relations

c/o Seaspan Ship Management Ltd.

2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Tel: (778) 328-5340

IR@seaspanltd.ca

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement/prospectus, including the attached annex and the documents incorporated by reference into this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section “Where You Can Find More Information.” Each item in this summary includes a page reference to direct you to a more complete description of the topic presented in this summary.

Information about the Parties to the Merger Agreement

Seaspan Corporation

Seaspan is a leading independent charter owner and manager of containerships, which it charters primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2019, Seaspan operated a fleet of 112 containerships, which have an average age of approximately seven years, on a TEU weighted basis. Seaspan primarily deploys its vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of September 30, 2019, the charters on the 112 vessels in its operating fleet had an average remaining term of approximately four years, on a TEU weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Seaspan is a Republic of the Marshall Islands corporation incorporated on May 3, 2005. Seaspan maintains its principal executive offices at Unit 2, 16/F., W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, China. Its telephone number is (852) 3588-9400. Seaspan maintains a website at www.seaspancorp.com. The information contained in, or that can be accessed through, Seaspan’s website is not incorporated into, and does not constitute part of, this proxy statement/prospectus. For additional information about Seaspan, see “Where You Can Find More Information.”

Atlas

Atlas is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 solely for the purpose of facilitating the holding company reorganization described herein. Atlas is a direct wholly owned subsidiary of Seaspan. Atlas has not engaged in any activities to date except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement and the Acquisition Agreement (as defined below). Atlas owns no material assets (other than Atlas’ ownership of Merger Sub and nominal capital) and does not operate any business. Atlas maintains its principal executive offices at 2600-200 Granville Street, Vancouver, BC V6C 1S4, Canada, and its telephone number is (604) 638-2575. Upon the consummation of the holding company reorganization, Atlas will be tax resident in the United Kingdom (the “U.K.”).

Merger Sub

Merger Sub is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 solely for the purpose of facilitating the holding company reorganization described herein. Merger Sub is a direct wholly owned subsidiary of Atlas and an indirect wholly owned subsidiary of Seaspan. Merger Sub has not engaged in any activities to date except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. Merger Sub owns no material assets and does not operate any business. Merger Sub maintains its principal executive offices at 2600-200 Granville Street, Vancouver, BC V6C 1S4, Canada, and its telephone number is (604) 638-2575.

Risk Factors (page 20)

The holding company reorganization and an investment in Atlas common shares and Atlas preferred shares involve risks. You should carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

The Holding Company Reorganization (page 32)

Seaspan entered into the Merger Agreement with Atlas and Merger Sub. The Merger Agreement provides for a holding company reorganization by means of the merger of Merger Sub with and into Seaspan, with Seaspan continuing as the surviving corporation, and Atlas cancelling its common shares issued to Seaspan prior to the holding company reorganization. Upon completion of the holding company reorganization, Seaspan will be a wholly owned subsidiary of Atlas, with Atlas becoming a new public company. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You should read the Merger Agreement carefully because it is the legal document that governs the holding company reorganization.

Special Meeting of Shareholders of Seaspan (page 26)

Meeting. The Special Meeting will be held on February 27, 2020, at the offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China, commencing at 10:00 a.m., local time. At the Special Meeting, holders of Seaspan common shares will be asked to consider and vote on the following proposals:

•	to adopt the Merger Agreement to implement the holding company reorganization;

•

to approve a provision in the Atlas articles of incorporation stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates; and

•	to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting.

Record Date. The Seaspan board of directors has fixed the close of business on January 24, 2020, as the record date for determination of the shareholders entitled to vote at the Special Meeting or any adjournment or postponement thereof. Only holders of Seaspan common shares of record at the Record Date are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. As of the close of business on January 24, 2020, there were 215,756,287 Seaspan common shares outstanding. Each holder of Seaspan common shares is entitled to one vote for each Seaspan common share owned at the Record Date.

Quorum. The presence at the Special Meeting, in person or by proxy, of the holders of a majority of Seaspan common shares issued and outstanding at the Record Date and entitled to vote at the Special Meeting will constitute a quorum. An abstention will be included in determining the number of shares present and entitled to vote at the Special Meeting for the purpose of determining the presence of a quorum. Seaspan common shares held in “street name” will be counted as present for the purpose of determining the existence of a quorum at the Special Meeting so long as a shareholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the Special Meeting. The proposals for consideration at the Special Meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, we do not expect any broker non-votes at the Special Meeting. A shareholder’s shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals. There must be a quorum for business to be conducted at the Special Meeting. Failure of a quorum to be represented at the Special Meeting will necessitate an adjournment or postponement and will subject Seaspan to additional expense. If a quorum is not present, holders of a majority of Seaspan common shares present in person or represented by proxy at the Special Meeting may adjourn the meeting until a quorum is present.

Required Vote. To adopt the Merger Agreement, the affirmative vote of holders of at least a majority of Seaspan common shares outstanding and entitled to vote on the proposal is required. Seaspan cannot complete the holding company reorganization unless its holders of Seaspan common shares adopt the Merger Agreement. Because approval requires the affirmative vote of at least a majority of the outstanding Seaspan common shares entitled to vote on the proposal, abstentions, broker non-votes and other failures to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement.

To approve a provision in the Atlas articles of incorporation stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates, the affirmative vote of holders of at least 66 2/3% of Seaspan common shares outstanding and entitled to vote on the proposal is required. Accordingly, an abstention, broker non-vote or other failure to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” this proposal.

To approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting, the affirmative vote of a majority of the votes cast by holders of Seaspan common shares present in person or by proxy and entitled to vote at the Special Meeting is required. Abstentions, broker non-votes or other failures to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) are not considered votes cast and therefore will have no effect on the outcome of any vote on the adjournment proposal.

Stock Ownership of and Voting by Seaspan Top Shareholders, Directors and Executive Officers. As of November 20, 2019, Seaspan’s top shareholders – Fairfax Financial Holdings Limited, Dennis Washington and Copper Lion, Inc., Seaspan’s directors and executive officers, and their respective affiliates beneficially owned and had the right to vote 141,045,742 Seaspan common shares at the Special Meeting, which represents approximately 65% of Seaspan common shares entitled to vote at the Special Meeting. It is expected that Fairfax Financial Holdings Limited, Dennis Washington and Copper Lion, Inc., and Seaspan’s directors and executive officers, including, but not limited to David Sokol, Seaspan’s Chairman of the Board of Directors, will vote their shares “FOR” the approval of the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal, although none of them has entered into any agreement requiring them to do so.

What Holders of Seaspan Common Shares and Seaspan Preferred Shares Will Receive in the Holding Company Reorganization (page 39)

If the holding company reorganization is completed, each Seaspan common share and each Seaspan preferred share that is outstanding immediately prior to the effective time of the Merger will be canceled, and one Atlas common share and one Atlas preferred share, as applicable, will be issued to holders of each such canceled Seaspan common share and Seaspan preferred share.

Treatment of Seaspan Equity Awards (page 39)

At the effective time, Seaspan will transfer to Atlas, and Atlas will assume, sponsorship of all of Seaspan’s equity plans, and Atlas will agree to perform all obligations of Seaspan under such equity plans and each outstanding award granted thereunder, including all unexercised and unexpired awards, as applicable, that are outstanding under the equity plans at the effective time.

Treatment of Seaspan Warrants (page 39)

At the effective time of the Merger, Atlas will assume all of Seaspan’s rights and obligations under the outstanding warrants, and Atlas common shares will be issued upon the exercise of such warrants.

Recommendation of the Seaspan Board of Directors (page 35)

The Seaspan board of directors has unanimously approved the Merger Agreement and determined that the holding company reorganization, the Merger Agreement, including the Atlas articles of incorporation attached thereto, and the transactions contemplated thereby are advisable and in the best interests of Seaspan and its shareholders. The Seaspan board of directors unanimously recommends that you vote “FOR” the approval of the holding company reorganization proposal and the Atlas charter proposal. See “Proposal I: The Holding Company Reorganization Proposal—Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors” beginning on page 33 of this proxy statement/prospectus and “Proposal II: The Atlas Charter Proposal”.

The Seaspan board of directors also unanimously recommends that you vote “FOR” the approval of the adjournment proposal. See “Proposal III: The Adjournment Proposal,” beginning on page 43 of this proxy statement/prospectus.

Interests of Seaspan’s Directors and Executive Officers in the Holding Company Reorganization (page 35)

Seaspan directors and executive officers and certain of their affiliates own Seaspan common shares, Seaspan preferred shares and equity awards, as applicable, which will entitle them to acquire Atlas common shares, Atlas preferred shares and other Atlas securities, as applicable, and, to that extent, their interest in the holding company reorganization is the same as the interest in the holding company reorganization of Seaspan shareholders generally. Directors and executive officers of Seaspan who will be directors and executive officers of Atlas will have a right to similar indemnification and directors’ and officers’ liability insurance coverage of Atlas. Atlas intends to enter into an employment agreement with Mr. Chen as its President and Chief Executive Officer, which will be substantially similar to Mr. Chen’s employment agreement with Seaspan.

Listing of Atlas Common Shares and Atlas Preferred Shares and Delisting and Deregistration of Seaspan Common Shares, Seaspan Preferred Shares and the Notes (page 36)

Atlas will apply for the listing of Atlas common shares and Atlas preferred shares to be issued in connection with the holding company reorganization on the NYSE. If the holding company reorganization is completed, Seaspan common shares, Seaspan preferred shares and the Notes will no longer be listed on the NYSE and will be deregistered under the Exchange Act. We intend that Atlas be deemed a “successor issuer” of Seaspan in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act, and that Atlas will comply with its reporting obligations pursuant to the Exchange Act, including filing an annual report on Form 20-F and reports of foreign private issuer on Form 6-K with the SEC, upon the completion of the holding company reorganization.

Dissenters’ Rights

Seaspan shareholders are not entitled to dissenters’ rights under the BCA in connection with any of the matters subject to the proposals that will be voted on at the Special Meeting.

Completion of the Holding Company Reorganization Is Subject to Certain Conditions (page 40)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the obligation of each of Seaspan, Atlas and Merger Sub to complete the holding company reorganization is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•

The holding company reorganization proposal to be submitted to the vote of the holders of Seaspan common shares at the Special Meeting shall have been approved in accordance with Seaspan’s organizational documents, the BCA and the rules and regulations of the SEC and NYSE, as applicable.

•	All consents required to be obtained from or made with any governmental authority in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made.

•

All consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made.

•

No order by any governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger, and no action shall have been brought by any governmental authority and remain pending, that seeks an order that would prohibit, enjoin or make illegal the consummation of the Merger.

•

The registration statement, of which this proxy statement/prospectus forms a part, shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order.

•	Atlas common shares and Atlas preferred shares shall have been approved for listing on the NYSE, subject to the completion of the holding company reorganization.

Termination of the Merger Agreement (page 40)

Under the terms of the Merger Agreement, the Merger Agreement may be terminated and the holding company reorganization may be abandoned at any time prior to the effective time of the Merger by action of the Seaspan board of directors. In the event of termination, the Merger Agreement will become void and have no effect, and neither Seaspan, Atlas, Merger Sub nor their respective shareholders, directors or officers shall have any liability with respect to such termination or abandonment. However, pursuant to the Acquisition Agreement, the Merger Agreement cannot be terminated in any manner that would result in an adverse effect on any Seller (as defined below) in the APR Acquisition.

Regulatory Approvals (page 36)

The Merger Agreement and the transactions contemplated by the Merger Agreement are not subject to any regulatory requirement or approval, except for filings with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands necessary to effectuate the transactions contemplated by the Merger Agreement. Neither Atlas nor Seaspan is aware of any material governmental approvals or actions that are required for completion of the holding company reorganization other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Markets and Market Prices

Seaspan common shares and Seaspan preferred shares will continue to be listed on the NYSE under the symbols “SSW,” “SSW-PD,” “SSW-PE,” “SSW-PG,” “SSW-PH,” and “SSW-PI,” respectively, until the holding company reorganization is completed. On November 20, 2019, the last trading day before the public announcement of the Merger Agreement, the closing price per share of Seaspan common share, Seaspan Series D Preferred Share, Seaspan Series E Preferred Share, Seaspan Series G Preferred Share, Seaspan Series H Preferred Share and Seaspan Series I Preferred Share on the NYSE was US$11.33, US$25.30, US$25.55, US$25.90, US$25.52, and US$25.57, respectively. On January 23, 2020, the latest practicable date before the date of this proxy statement/prospectus, the closing price per share of Seaspan common share, Seaspan Series D Preferred Share, Seaspan Series E Preferred Share, Seaspan Series G Preferred Share, Seaspan Series H Preferred Share and Seaspan Series I Preferred Share on the NYSE was US$12.72, US$26.00, US$25.91, US$26.39, US$26.58, and US$26.85, respectively. If the holding company reorganization is completed, Seaspan common shares and Seaspan preferred shares will no longer be listed on the NYSE.

Atlas is a newly formed wholly owned subsidiary of Seaspan, and, accordingly, per share prices for Atlas common shares and Atlas preferred shares are not available. Atlas will apply to have Atlas common shares and Atlas preferred shares to be issued in connection with the holding company reorganization approved for listing on the NYSE upon the consummation of the holding company reorganization. However, there can be no assurance as to the trading prices of Atlas common shares or Atlas preferred shares upon the completion of the holding company reorganization. The market prices of Atlas common shares and Atlas preferred shares are likely to fluctuate upon the completion of the holding company reorganization and cannot be predicted.

Accounting Treatment (page 36)

For accounting purposes, the holding company reorganization will be treated as a common control transaction, resulting in no change in the carrying amount of Seaspan’s existing assets and liabilities. Accordingly, the financial position and results of operations of Seaspan will be carried over to the consolidated financial statements of Atlas on the same basis as currently presented.

Tax Considerations (page 37)

Seaspan intends to take the position that the holding company reorganization constitutes, for U.S. federal income tax purposes, a “reorganization” within the meaning of Section 368(a) of the Code. As a result, the issuance of Atlas shares upon the cancellation of Seaspan shares should generally be tax-free for U.S. federal income tax purposes. See “Material United States Tax Considerations” for a discussion of certain material U.S. federal income tax consequences of the holding company reorganization and owning and disposing of Atlas shares, and “Material Non-United States Tax Considerations” for a discussion of certain material tax consequences of the holding company reorganization and owning and disposing of Atlas shares in Canada, the Republic of the Marshall Islands and United Kingdom, as applicable.

Recent Developments

APR Energy Acquisition

On November 20, 2019, Seaspan and Atlas entered into a definitive acquisition agreement (the “Acquisition Agreement”) with Fairfax Financial Holdings Limited and certain affiliated companies (together, “Fairfax”), Albright Capital Management, LLC (“ACM”), certain other shareholders of Target (as defined below) (together with ACM and Fairfax, the “Sellers”), Apple Bidco Limited (“Target”), and Fairfax Financial Holdings Limited, as representative of the Sellers. Under the Acquisition Agreement, Atlas has agreed to acquire (the “APR Acquisition”) 100% of the share capital of Target, a company incorporated under the laws of England and Wales that holds 100% of the shares of APR Energy Ltd., which in turn owns directly and indirectly all of the subsidiaries engaged in the operation of the APR Business (as defined below and collectively with Target, “APR Energy”) for a purchase price equal to US$750 million minus the amount of APR Energy’s net debt and certain seller expenses on the closing date, subject to certain other customary purchase price adjustments, to be paid in newly issued Atlas common shares valued at US$11.10 per share. The APR Acquisition is subject to the satisfaction or waiver of certain closing conditions, including the consummation of the holding company reorganization.

APR Energy is a global leader in the delivery of specialized, fast-track power solutions that owns and manages power generation equipment leased to large corporate and government customers. Combining highly mobile gas turbine technology with proprietary modular plant design and rapid installation capabilities, APR Energy offers both short-term and long-term turnkey solutions that provide its customers with comprehensive power-generation services that include deployment, installation, commissioning, operation and maintenance, logistical support and dismantling services (the “APR Business”).

Seaspan believes that the APR Acquisition represents a strategically and financially compelling opportunity to create long-term shareholder value. The APR Acquisition will result in the creation of a global leasing platform that leverages Seaspan’s and APR Energy’s respective strengths in the deployment of fleets of capital-intensive assets focusing on maximizing profitable contracted revenues, minimizing the percentage of time that assets are out of service and mitigating the risks associated with international business operations.

For additional details on the APR Acquisition, the terms of the acquisition agreement and related agreements to be entered into upon the completion of the APR Acquisition, and risk factors related to the APR Acquisition and the APR Business, see Seaspan’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 22, 2019 and incorporated by reference into this proxy statement/prospectus. See also “Proposal I: The Holding Company Reorganization Proposal—Interests in the APR Acquisition.”

Selected Historical Consolidated Financial Data of Seaspan

The following tables set forth Seaspan’s selected historical consolidated financial data as of and for (i) the years ended December 31, 2018, 2017, 2016, 2015 and 2014, and (ii) the nine months ended September 30, 2019 and 2018. The selected data is derived from Seaspan’s audited annual consolidated financial statements and unaudited interim consolidated financial statements, which have been prepared in accordance with the United States generally accepted accounting principles, or U.S. GAAP. The information set forth below is only a summary that you should read together with Seaspan’s (i) audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 and audited consolidated balance sheets as of December 31, 2018 and 2017, together with the notes thereto, as well as the section “Operating and Financial Review and Prospects,” which are contained in Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on March 26, 2019 and incorporated by reference herein, and (ii) unaudited consolidated financial statements as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018, together with the notes thereto, as well as the section “Management’s Discussion and Analysis of Financial Condition and Results Of Operations,” which are contained in Seaspan’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the SEC on November 18, 2019 and incorporated by reference herein. The selected historical consolidated financial data for the years ended December 31, 2015 and 2014 and audited consolidated balance sheets as of December 31, 2016, 2015 and 2014 have been derived from Seaspan’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference herein. Historical results of Seaspan are not necessarily indicative of future results of Atlas. For more information, see the section “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Statements of operations data (in thousands of USD):
Revenue	$843,459	$801,419	$1,096,331	$831,324	$877,905	$819,024	$717,170
Operating expenses:
Ship operating	170,419	163,676	219,270	183,916	192,327	193,836	166,097
Cost of services, supervision fees	—	—	—	1,300	7,390	1,950	—
Depreciation and amortization	189,841	181,085	245,801	199,938	216,098	204,862	181,527
General and administrative	23,335	24,494	31,565	40,091	32,118	27,338	30,462
Operating leases	116,304	96,571	129,747	115,544	85,910	40,270	9,544
Income related to modification of time charters	(227,000)	—	—	—	—	—	—
Loss (gain) on disposals	—	—	—	(13,604)	31,876	—	—
Expenses related to customer bankruptcy	—	—	—	1,013	19,732	—	—
Vessel impairments	—	—	—	—	285,195	—	—

Operating earnings	570,560	335,593	469,948	303,126	7,259	350,768	329,540
Other expenses (income):
Interest expense and amortization of deferred financing fees	151,464	149,387	212,065	116,389	119,882	108,693	98,501
Interest expense related to amortization of debt discount	12,910	5,091
Interest income	(8,239)	(2,893)	(4,197)	(4,558)	(8,455)	(11,026)	(10,653)
Refinancing expenses	6,136	—	—	—	1,962	5,770	70
Acquisition related gain on contract settlement	—	(2,430)	(2,430)	—	—	—	—
Change in fair value of financial instruments (1)	37,661	(29,775)	(15,490)	12,631	29,118	54,576	105,694
Equity income on investment	—	(1,216)	(1,216)	(5,835)	(188)	(5,107)	(256)
Other expenses (income) (2)	2,386	1,728	2,418	9,262	3,979	(1,529)	4,937

Net earnings (loss)	$368,242	$215,701	$278,798	$175,237	$(139,039)	$199,391	$131,247

	Nine Months Ended September 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Common shares outstanding:	215,649,215	176,652,789	176,835,837	131,664,101	105,722,646	98,622,160	96,662,928
Per share data (in USD):
Basic earnings (loss) per Seaspan common share	$1.47	$1.10	$1.34	$0.94	$(1.89)	$1.46	$0.80
Diluted earnings (loss) per Seaspan common share	1.44	1.07	1.31	0.94	(1.89)	1.46	0.79
Dividends paid per Seaspan common share	0.375	0.375	0.50	0.75	1.50	1.47	1.35
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities (3)	$645,161	$355,943	$525,135	$390,639	$429,468	$444,320	$460,892
Financing activities	(600,463)	383,312	206,354	(154,087)	106,907	394,527	73,621
Investing activities (3)(4)	(142,758)	(601,396)	(627,329)	(351,276)	(383,793)	(825,082)	(869,138)

	September 30, 2019	December 31,
		2018	2017	2016	2015	2014
Selected balance sheet data (in thousands of USD):
Cash and cash equivalents	$258,901	$357,327	$253,176	$367,901	$215,520	$201,755
Current assets (5)	313,297	419,262	353,181	510,109	540,163	516,926
Vessels (6)	5,761,779	5,926,274	4,537,216	4,883,849	5,278,348	5,095,723
Right-of-use assets (7)	985,563	—	—	—	—	—
Net investment in lease (5)	433,856	441,728	360,669	—	—	37,783
Goodwill	75,321	75,321	75,321	75,321	75,321	75,321
Other assets (8)	185,416	204,931	196,304	188,550	146,355	131,963
Fair value of financial instruments, short-term and long-term asset	—	113	—	11,338	33,632	37,677
Total assets (5)	7,755,232	7,067,516	5,522,691	5,657,829	6,073,819	5,857,344
Current liabilities (5)	772,372	894,816	415,710	484,844	423,801	415,795
Long-term deferred revenue (5)	1,405	981	1,454	1,528	2,730	7,343
Long-term debt	2,437,433	2,764,900	2,192,833	2,569,697	3,072,058	3,052,941
Long-term operating lease liabilities (7)	810,764	—	—	—	—	—
Long-term obligations under other financing arrangements	458,770	591,372	595,016	459,395	314,078	196,136
Fair value of financial instruments, long-term liability	56,323	127,172	168,860	200,012	336,886	387,938
Total shareholders’ equity	3,205,197	2,459,979	1,949,432	1,747,249	1,776,183	1,745,224
Other data:
Number of vessels in operation	112	112	89	87	85	77
TEU capacity	905,900	905,900	665,900	620,650	578,300	474,300
Fleet utilization (9)	98.8%	97.8%	95.7%	96.0%	98.5%	99.0%
Book value per common share	$14.86	$13.91	$14.81	$16.53	$18.01	$18.05

(1)

All of Seaspan’s derivative instruments, including interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Other expenses (income) includes undrawn credit facility fees.
(3)

Prior to 2019, cash flows related to actual settlement of interest rate swaps were included in operating activities. For the nine-months ended September 30, 2019 and September 30, 2018, these cash flows were included in investing activities. To conform with this classification, operating activities in the remaining comparatives increased by approximately US$118,000 (December 31, 2014), US$108,000 (December 31, 2015), US$118,000 (December 31, 2016), US$67,000 (December 31, 2017) and US$41,000 (December 31, 2018) and investing activities decreased by the same amount.

(4)

Prior to the adoption of Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, or ASU 2016-18, restricted cash was presented as an investing activity in Seaspan’s consolidated statement of cash flows. With the adoption of ASU 2016-18, on January 1, 2018, Seaspan excludes restricted cash as an investing activity on the consolidated statement of cash flows. As a result of adopting ASU 2016-18, cash used in investing activities increased by US$60,000,000 (December 31, 2014), decreased by nil (December 31, 2015), decreased by US$201,000 (December 31, 2016), and decreased by US$1,000 (December 31, 2017) from the amounts previously presented.

(5)

As part of the year end accounting process, we have identified that the investment in lease balance, previously presented on a gross basis on Seaspan’s consolidated balance sheet should be amended to be presented on a net basis. Accordingly, upon filing of Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2019, deferred revenue related to finance lease arrangements will be presented as a reduction to gross investment in lease to reflect net presentation. The amounts in the table above reflect this change in presentation.

(6)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(7)

Effective January 1, 2019, Seaspan adopted Accounting Standards Update 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of that date. Accordingly, Seaspan recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred.

(8)	Other assets includes deferred charges.
(9)	Fleet utilization is based on number of operating days divided by the number of ownership days during the year.

Prior to the consummation of the holding company reorganization, Atlas will own no material assets (other than Atlas’ ownership of Merger Sub and nominal capital) and will not operate any business. For this reason, financial statements of Atlas are not provided. In addition, pro forma financial comparative per share information concerning Seaspan that gives effect to the holding company reorganization is not included because, immediately after the completion of the holding company reorganization, the consolidated financial statements of Atlas will be substantially the same as Seaspan’s financial statements immediately prior to the holding company reorganization. For more information regarding the documents incorporated by reference into this joint proxy statement/prospectus, including Seaspan’s financial information, please see the section entitled “Where You Can Find More Information.”

Dividend Information and Policy

The table below sets forth the dividends paid in cash for, or accrued on, Seaspan common shares and preferred shares for the periods indicated. Dividends on Seaspan Series D Preferred Shares, Seaspan Series E Preferred Shares, Seaspan Series G Preferred Shares, Seaspan Series H Preferred Shares and Seaspan Series I Preferred Shares accrue at rates per annum of 7.95%, 8.25%, 8.20%, 7.875% and 8.00%, respectively.

	Nine Months Ended September 30,	Year Ended December 31,
(in thousands of USD, except per share amounts)	2019	2018	2017	2016	2015	2014
Dividends paid per Seaspan common share	$0.375	$0.50	$0.75	$1.50	$1.47	$1.35
Dividends on preferred shares:
Series A, accrued (1)	$—	$—	$—	$—	$—	$3,395
Series C (2)	$—	$—	$—	$19,665	$32,396	$32,456
Series D	$10,987	$12,960	$9,990	$9,990	$10,124	$10,146
Series E	$8,378	$11,170	$11,077	$11,077	$11,135	$7,951
Series F (3)	$—	$9.938	$9,730	$4,405	$—	$—
Series G	$11,994	$15,992	$15,990	$5,150	$—	$—
Series H	$13,326	$17,768	$17,719	$3,888	$—	$—
Series I	$9,000	$1,367	$—	$—	$—	$—

(1)	On January 30, 2014, Seaspan Series A preferred shares converted into a total of 23,177,175 Seaspan common shares.
(2)	In June 2016, Seaspan redeemed all of the issued and outstanding Seaspan Series C preferred shares
(3)	In July 2018, Seaspan redeemed all of the issued and outstanding Seaspan Series F preferred shares.

Seaspan’s quarterly dividend is US$0.125 per Seaspan common share. Seaspan uses a significant portion of its internally generated cash flow to fund its capital requirements and reduce its debt levels, and the dividend policy adopted by Seaspan board of directors contemplates the distribution of a portion of Seaspan’s cash available to pay dividends on Seaspan common shares. Seaspan offers a dividend reinvestment plan for holders of Seaspan common shares, which provides shareholders with the opportunity to purchase additional common shares at a discount from the market price, as described in the prospectus for this plan.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, in determining whether to vote for the approval of the holding company reorganization proposal, Atlas charter proposal and the adjournment proposal. As a holder of Atlas common shares or Atlas preferred shares, following completion of the holding company reorganization, you will also be subject to all risks inherent in the business of Seaspan. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section “Where You Can Find More Information.”

Risks Related to the Holding Company Reorganization

The market price of Atlas common shares and Atlas preferred shares after the holding company reorganization may be affected by factors different from those affecting Seaspan common shares and Seaspan preferred shares currently.

Upon completion of the holding company reorganization, holders of Seaspan common shares will become holders of Atlas common shares, and holders of Seaspan preferred shares will become holders of Atlas preferred shares. Upon the consummation of the holding company reorganization, Atlas will be a holding company for Seaspan and its subsidiaries. Seaspan intends to implement the holding company reorganization to position the company to advance its objective of allocating capital selectively into synergistic opportunities in adjacent businesses (both horizontal and vertical) that create long-term shareholder value and provide strong risk-adjusted returns on capital. The business of Atlas will not be limited to that of Seaspan and, accordingly, the financial condition and results of operations of Atlas after the holding company reorganization, as well as the market price of the Atlas common shares and Atlas preferred shares, may be affected by factors different from those currently affecting the financial condition and results of operations of Seaspan.

After completion of the holding company reorganization, Atlas may fail to realize the anticipated benefits of the holding company reorganization, which could adversely affect the value of Atlas common shares and Atlas preferred shares.

Although we believe that the holding company reorganization will provide Atlas with future benefits, these expected benefits are not guaranteed and may not be obtained if market conditions or other circumstances prevent us from taking advantage of the investment, financing and structuring flexibility we expect to gain as a result of the holding company reorganization. The success of the holding company reorganization and the new corporate structure that will be created pursuant to such holding company reorganization will depend, in large part, on the ability of Atlas to realize the anticipated growth opportunities from the holding company reorganization and from the anticipated entry into new business lines outside of the current Seaspan business. The future acquisition and integration of new businesses into the Atlas holding company structure could require a significant amount of time, financial resources and management attention. The realization of the anticipated benefits of Atlas’ new corporate structure may be hindered, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include, but are not limited to:

•	difficulties in managing the potentially diverse activities and operations of companies or businesses Atlas may acquire;

•	failure to leverage Atlas’ corporate structure to realize operational efficiencies and to cross-sell multiple products and services;

•	difficulties in reorganizing personnel, operations, networks and administrative functions;

•	unforeseen contingent risks, including lack of required capital resources, relating to Atlas’ corporate structure that may become apparent in the future; and

•	unexpected business disruptions.

If Atlas is unable to successfully realize the benefits of the new corporate structure that will be created pursuant to the holding company reorganization within the anticipated time frame, or at all, the anticipated benefits of the holding company reorganization may not be realized fully or at all or may take longer to realize than expected, Atlas may not perform as expected and the value of the Atlas common shares and Atlas preferred shares may be adversely affected.

As a holding company, Atlas will be dependent on the operations and funds of its subsidiaries and will be subject to certain restrictive covenants in indentures governing 2025 Notes and 2026 Notes.

Upon completion of the holding company reorganization and the APR Acquisition, Atlas will be a holding company with no business operations of its own and its only significant assets will be the outstanding stock in Seaspan and APR Energy. As a result, Atlas will rely on payments from its subsidiaries to meet its obligations. We currently expect that a significant portion of the cash flows of Seaspan, which will become a wholly owned subsidiary of Atlas upon the completion of the holding company reorganization, will be used by it in its operations, including to service Seaspan’s current as well as any future debt obligations. In addition, upon the completion of the holding company reorganization, subsidiaries of Atlas will be restricted in their ability to pay cash dividends or to make other distributions to Atlas, and Atlas will be subject to certain restrictive covenants in indentures governing 2025 Notes and 2026 Notes, which may limit the payment of cash dividends or other distributions, if any, to the holders of Atlas shares. Future debt obligations of Atlas, in addition to statutory restrictions, may limit the ability of Atlas and its subsidiaries to pay dividends.

Atlas may not be able to successfully implement its growth strategy and to invest in or integrate new lines of business.

Immediately following the holding company reorganization and, if consummated in accordance the Acquisition Agreement, the APR Acquisition, Atlas’ assets will be its wholly owned subsidiaries, Seaspan and APR Energy. Atlas’ strategy to grow its business is dependent, in part, on its ability to invest in additional businesses. Atlas believes that acquisition opportunities may arise from time to time, and any such acquisitions could be significant. Any acquisition could involve the payment by Atlas of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. However, Atlas may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. In addition, Atlas may not be able to successfully identify target investments or consummate target acquisitions within the expected time line or budget.

Atlas’ future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. In addition, Atlas may not derive the expected financial returns on its investments in new businesses or such operations may not be profitable at all. Atlas cannot predict the effect that any failed expansion may have on its business. Regardless of whether Atlas is successful in identifying target investments, the negotiations for such investments could disrupt its ongoing business, distract management and increase its expenses. If Atlas is unable to successfully execute its plans for investing in new lines of business, whether as a result of unfavorable market conditions or otherwise, its future results of operations could be materially and adversely affected.

The holding company reorganization is subject to the approval of the Merger Agreement by holders of Seaspan common shares.

Before the holding company reorganization can be completed, holders of Seaspan common shares must adopt the Merger Agreement. There can be no assurance that this approval will be obtained. Failure to obtain the required approval may result in a material delay in, or the abandonment of, the holding company reorganization. Any delay in completing the holding company reorganization may materially adversely affect the timing and anticipated benefits that are expected to be achieved from the holding company reorganization.

Failure to complete the holding company reorganization could negatively impact the stock price and the future business and financial results of Seaspan.

If the holding company reorganization is not completed, Seaspan’s ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the holding company reorganization, Seaspan would be subject to a number of risks, including the following:

•	Seaspan may experience negative reactions from the financial markets, including negative impacts on its stock and bond prices, and from its customers, suppliers, financiers, regulators and employees;

•	Seaspan will be required to pay certain costs relating to the holding company reorganization, whether or not the holding company reorganization is completed; and

•

matters relating to the holding company reorganization require substantial commitments of time and resources by Seaspan management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Seaspan as an independent company.

If any of those risks materialize, they may adversely affect Seaspan’s businesses, financial condition, and results of operations.

Seaspan may choose to postpone or abandon the holding company reorganization.

Seaspan may postpone or abandon the holding company reorganization at any time prior to the effective time of the Merger, even after the shareholders have approved the Merger Agreement at the Special Meeting, subject to the terms of the Acquisition Agreement providing that the Merger Agreement cannot be amended, modified or terminated in any manner that would result in an adverse effect on any Seller in the APR Acquisition. While Seaspan currently expects to complete the holding company reorganization as soon as practicable after obtaining shareholder approval of the Merger Agreement, the Seaspan board of directors may delay the holding company reorganization for a significant time or may abandon the holding company reorganization altogether after the Special Meeting (subject to the terms of the Acquisition Agreement) because, among other reasons, the holding company reorganization is no longer advisable or in the best interests of its shareholders or may not result in the benefits Seaspan expects, or its estimated cost of the holding company reorganization increases. Additionally, Seaspan may not be able to satisfy all of the other conditions to the completion of the holding company reorganization, including obtaining all consents necessary, desirable or appropriate in connection with the holding company reorganization and related transactions.

As a “foreign private issuer” under the rules and regulations of the SEC, Atlas is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules.

Atlas will be, after the consummation of the holding company reorganization, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. issuers. Moreover, Atlas will not be required to file periodic reports and financial statements with the SEC within the same time frames as U.S. companies with securities registered under the Exchange Act. Atlas will not be required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Atlas’ officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Atlas’ securities.

Atlas could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Atlas’ outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Atlas’ directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Atlas’ assets are located in the United States; or (iii) Atlas’ business is administered principally in the United States. If Atlas loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Atlas would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Atlas’ management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The expected withdrawal of the United Kingdom from the European Union creates an uncertain political and economic environment in the United Kingdom and could have an adverse impact on the business, results of operation and financial condition of Atlas.

Upon completion of the holding company reorganization, Atlas will be U.K. tax resident and, consequently, subject to certain risks relating to the U.K. political and economic environment. In June 2016, the electorate in the U.K. voted to withdraw from the European Union (the “EU”) in a national referendum, commonly referred to as “Brexit.” Pursuant to a notice served under Article 50 of the Treaty on European Union on March 29, 2017, the U.K. gave notice that it would cease to be an EU Member State either on the effective date of a withdrawal agreement (entry into such a withdrawal agreement requires U.K. parliamentary approval) or, failing that, two years following the U.K.’s notification of its intention to leave the EU, referred to as the “Brexit Date,” unless the European Council (together with the U.K.) unanimously decides to extend the two year period.

In October 2019, the U.K. reached a provisional agreement with the E.U. (the “Withdrawal Agreement”) on transitional arrangements following Brexit (which are intended to enable the U.K. to remain within the EU single market and customs union for a transitional period through 2020). An extension to the Brexit Date was agreed with the European Council to January 31, 2020, and the U.K. parliament passed a law endorsing the Withdrawal Agreement on January 23, 2020. The Withdrawal Agreement remains to be ratified by the EU.

At present, it is not possible to predict the nature of the future relationship the U.K. will have with the EU after the end of any transition period (assuming the Withdrawal Agreement is ratified). Upon the consummation of the holding company reorganization, Atlas will be headquartered and tax resident in the U.K., and, depending on the terms agreed between the U.K. and the E.U., Atlas may face new regulatory costs and challenges.

Future changes to tax laws could have an adverse impact on the business, results of operation and financial condition of Atlas.

Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where Atlas will be subject to tax upon the consummation of the holding company reorganization could increase the amount of tax payable by Atlas. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where Atlas and its affiliates will do business upon the consummation of the holding company reorganization have had an extended focus on issues related to the taxation of multinational corporations. One example is the OECD’s “base erosion and profit shifting” project, which focuses on limiting the ability of companies to shift income, losses, and deductions based on relative tax rates. A number of tax authorities have indicated that they will consider reforms to their tax laws in response to this project, and on June 20, 2016 the EU Council adopted the Anti-Tax Avoidance Directive (EU) 2016/1164, which requires member states to implement certain of the OECD’s recommendations. As a result of the OECD project and the focus on the taxation of multi-national corporations, the tax laws in the U.K., and other countries in which Atlas and its affiliates will do business upon the consummation of the holding company reorganization could change on a prospective or retroactive basis, and any such changes could have an adverse impact on the business, results of operation and financial condition of Atlas.

If U.K. tax residency of Atlas is not established or maintained, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas.

Upon the consummation of the holding company reorganization, Atlas intends to be tax resident only in the U.K., and, as a result, Atlas will be subject to U.K. tax rules. Such rules include the obligation to pay corporation tax, tax reporting requirements and anti-avoidance rules, such as the controlled foreign companies rules. Exemption from U.K. corporation tax may be available in respect of the receipt of dividends by Atlas if certain conditions are met.

In addition, as a company incorporated in the Republic of the Marshall Islands, Atlas will not automatically be treated as U.K. resident for tax purposes. The directors of Atlas intend to meet all requirements of U.K. tax residency for Atlas by establishing that central management and control will be carried out in the U.K. upon the consummation of the holding company reorganization. If tax residency is not established or maintained solely in the U.K. or if Atlas does not meet the conditions for the exemptions from the U.K. corporation tax, in respect of dividends, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas. In addition, were Atlas to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden on Atlas and its shareholders.

Risks Related to Seaspan’s Business

You should read and consider the risk factors specific to Seaspan’s business that will also affect Atlas after the completion of the holding company reorganization. These risks are described in Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference into this proxy statement/prospectus. See the section “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in or incorporated by reference into this proxy statement/prospectus are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed holding company reorganization, transition plans, opportunities and anticipated future performance. These statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. These risks and uncertainties include, among other things:

•	the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required shareholder approval of the holding company reorganization proposal;

•	the possibility that the closing conditions to the holding company reorganization may not be satisfied or waived;

•	delay in closing the holding company reorganization or the possibility of non-consummation of the holding company reorganization;

•	the risk that the expected benefits and growth opportunities of the holding company reorganization may not be achieved in a timely manner or at all;

•	the occurrence of any event that could give rise to termination of the Merger Agreement;

•

the risk that shareholder litigation in connection with the holding company reorganization may affect the timing or occurrence of the holding company reorganization or result in significant costs of defense, indemnification and liability;

•	the risk that disruption from the proposed transaction may adversely affect Seaspan’s business and its relationships with customers, vendors, financiers or employees; and

•	other risks described in Seaspan’s reports filed from time to time with the SEC.

For a further discussion of these and other risks, contingencies and uncertainties that may impact Seaspan or Atlas, and that holders of Seaspan common shares should consider prior to deciding whether to vote “FOR” the approval of the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal, see the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus and in Seaspan’s filings with the SEC incorporated by reference into this proxy statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus as to the forward-looking statements contained in this proxy statement/prospectus, and as of the date of any document incorporated by reference into this proxy statement/prospectus as to any forward-looking statement incorporated by reference herein. Except as provided by federal securities laws, neither Atlas nor Seaspan is required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to Atlas or Seaspan or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Atlas and Seaspan do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable federal securities laws.

SPECIAL MEETING OF SEASPAN SHAREHOLDERS

Seaspan is providing this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies to be voted at the Special Meeting (or any adjournment or postponement of the Special Meeting) that Seaspan has called to consider and vote on a proposal to adopt the Merger Agreement and a proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies.

Date, Time and Location

The Special Meeting will be held on February 27, 2020, at the offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China, commencing at 10:00 a.m., local time.

Only holders of Seaspan common shares or their proxy holders may attend the Special Meeting. If you hold shares in your name at the Record Date (the close of business on January 24, 2020), please be prepared to provide proper identification, such as a driver’s license, to gain admission to the Special Meeting.

If you are a beneficial owner of Seaspan common shares held in “street name” by a broker, bank or other holder of record at the Record Date, in addition to proper identification, you will also need proof of ownership at the Record Date to be admitted to the Special Meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your Seaspan common shares held in “street name” in person at the Special Meeting, you will have to get a written proxy in your name from the broker, bank or other holder of record who holds your shares. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting. The broker, bank or other holder of record who holds your shares will send you separate instructions describing the procedure for voting your Seaspan common shares held in “street name”. Please follow the instructions provided by your broker, bank or other holder of record who holds your shares.

Purpose

At the Special Meeting, holders of Seaspan common shares will be asked to consider and vote on the following proposals:

•	to adopt the Merger Agreement to implement the holding company reorganization;

•

to approve a provision in the Atlas articles of incorporation stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates; and

•	to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting.

The Seaspan board of directors does not presently intend to bring any other business before the Special Meeting, nor does it expect any other matters to be brought before the Special Meeting. However, it is intended that proxies, in the form enclosed, will be voted in respect of any other business that may properly come before the Special Meeting in accordance with the judgment of the persons voting such proxies.

Recommendations of the Seaspan board of directors

After careful consideration, the Seaspan board of directors has unanimously approved the Merger Agreement and determined that the holding company reorganization, the Merger Agreement, including the Atlas articles of incorporation attached thereto, and the transactions contemplated thereby are advisable and in the best interests of Seaspan and its shareholders. The Seaspan board of directors unanimously recommends that you vote “FOR” the approval of the holding company reorganization proposal. The Seaspan board of directors further unanimously recommends that you vote “FOR” the approval of the Atlas charter proposal and the adjournment proposal. See “Proposal I: The Holding Company Reorganization Proposal—Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors” beginning on page 33 of this proxy statement/prospectus for a more detailed discussion of the recommendation of the Seaspan board of directors.

Consummation of the holding company reorganization is conditioned on the adoption of the Merger Agreement by holders of Seaspan common shares.

Seaspan Record Date; Outstanding Shares; Shareholders Entitled to Vote

The Seaspan board of directors has fixed the close of business on January 24, 2020, as the record date for determination of the shareholders entitled to receive notice of, and vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. As of the close of business on the Record Date, there were 215,756,287 Seaspan common shares outstanding with each share entitled to one vote at the Special Meeting, held by approximately 76 holders of record.

Quorum

A quorum of shareholders at the Special Meeting is required for holders of Seaspan common shares to approve the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal. The presence at the Special Meeting, in person or by proxy, of the holders of a majority of Seaspan common shares issued and outstanding at the Record Date and entitled to vote at the Special Meeting will constitute a quorum. An abstention will be included in determining the number of shares present and entitled to vote at the Special Meeting for the purpose of determining the presence of a quorum. Seaspan common shares held in “street name” will be counted as present for the purpose of determining the existence of a quorum at the Special Meeting so long as a shareholder has given the bank, broker or other nominee voting instructions on at least one of the proposals brought before the Special Meeting. The proposals for consideration at the Special Meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, we do not expect any broker non-votes at the Special Meeting. A shareholder’s shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided on how to vote on any such proposals.

If there is no quorum, a majority of the Seaspan common shareholders present either in person or by proxy may adjourn the Special Meeting to another time and place. If the Special Meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each shareholder of record entitled to vote at the Special Meeting. At the adjourned meeting, any business may be transacted that might have been transacted on the original date of the Special Meeting. If the adjournment is for more than thirty (30) days, or if after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice.

Required Vote

To adopt the Merger Agreement, the affirmative vote of holders of at least a majority of Seaspan common shares outstanding and entitled to vote on the proposal is required. Seaspan cannot complete the holding company reorganization unless its holders of Seaspan common shares adopt the Merger Agreement. Because approval requires the affirmative vote of at least a majority of the outstanding Seaspan common shares entitled to vote on the proposal, abstentions, broker non-votes and other failures to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement.

To approve a provision in the Atlas articles of incorporation stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis

Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates, the affirmative vote of holders of at least 66 2/3% of Seaspan common shares outstanding and entitled to vote on the proposal is required. Accordingly, an abstention, broker non-vote or other failure to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” this proposal.

To approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting, the affirmative vote of a majority of the votes cast by holders of Seaspan common shares present in person or by proxy and entitled to vote at the Special Meeting is required. Abstentions, broker non-votes and other failures to vote (including the failure of a shareholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) are not considered votes cast and therefore will have no effect on the outcome of any vote on the adjournment proposal.

Broker Non-Votes

Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently scheduled for consideration at the Special Meeting are “non-routine” matters. Accordingly, Seaspan common shares held in “street name” by a bank, broker, trust or other nominee holder of record will NOT be voted by such bank, broker, trust or other nominee holder of record on any of the proposals, and such shares will NOT be counted in determining the presence of a quorum at the Special Meeting, unless the holder of such shares has properly instructed such bank, broker, trust or other nominee holder of record how to vote.

A “broker non-vote” occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because none of the proposals currently scheduled to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, we do not expect there to be any broker non-votes at the Special Meeting.

The failure of a Seaspan common shareholder to vote or to instruct such shareholder’s bank, broker, or other nominee holder of record to vote if such shareholder’s shares are held in “street name” will have the same effect as a vote “AGAINST” the holding company reorganization proposal and the Atlas charter proposal, but will not affect the results of the adjournment proposal.

Stock Ownership of and Voting by Seaspan Top Shareholders, Directors and Executive Officers

As of November 20, 2019, Seaspan’s top shareholders – Fairfax Financial Holdings Limited, Dennis Washington and Copper Lion, Inc., Seaspan’s directors and executive officers, and their respective affiliates beneficially owned and had the right to vote 141,045,742 Seaspan common shares at the Special Meeting, which represents approximately 65% of Seaspan common shares entitled to vote at the Special Meeting. It is expected that Fairfax Financial Holdings Limited, Dennis Washington and Copper Lion, Inc., and Seaspan’s directors and executive officers, including, but not limited to David Sokol, Seaspan’s Chairman of the Board of Directors, will vote their shares “FOR” the approval of the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal, although none of them has entered into any agreement requiring them to do so.

Voting of Shares

Via the Internet or by Telephone

If you hold Seaspan common shares directly in your name as a shareholder of record, you may vote via the Internet at www.proxyvote.com or by telephone by calling 1-800-690-6903. Votes submitted via the Internet or by telephone must be received by 11:59 p.m. (U.S. Eastern Time) on February 25, 2020.

If you hold Seaspan common shares in “street name” through a broker, bank or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other holder of record. Please follow the voting instructions provided by your broker, bank or other holder of record with these materials.

By Mail

If you hold Seaspan common shares directly in your name as a shareholder of record, you will need to mark, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Seaspan must receive your proxy card by 11:59 p.m. (U.S. Eastern Time) on February 25, 2020.

If you hold Seaspan common shares in “street name” through a broker, bank or other holder of record, to vote by mail, you will need to mark, sign and date the voting instruction form provided by your broker, bank or other holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Seaspan common shares directly in your name as a shareholder of record, you may vote in person at the Special Meeting. Shareholders of record also may be represented by another person at the Special Meeting by executing a proper proxy designating that person.

If you hold Seaspan common shares in “street name” through a broker, bank or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Special Meeting. To request a legal proxy, please contact your broker, bank or other holder of record.

When a shareholder submits a proxy via the Internet or by telephone, his, her or its proxy is recorded immediately. We encourage you to register your vote via telephone or the Internet whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Special Meeting.

All shares represented by each properly executed and valid proxy received before the Special Meeting will be voted in accordance with the instructions given on the proxy. If a holder of Seaspan common shares executes a proxy card without giving instructions, Seaspan common shares represented by that proxy card will be voted “FOR” the approval of the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal. Holders of Seaspan common shares should NOT send stock certificates with their proxy cards.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Special Meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Special Meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your shares are voted at the Special Meeting. If you are a shareholder of record at the Record Date (the close of business on January 24, 2020), you can revoke your proxy or change your vote by:

•

sending a written notice of revocation to Seaspan’s Corporate Secretary, at Seaspan Corporation c/o Seaspan Ship Management Ltd., 2600-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, which notification must be received prior to 11:59 p.m. (U.S. Eastern Time) on February 25, 2020, stating that you are revoking your proxy;

•	submitting a later dated proxy card that is received by Seaspan prior to 11:59 p.m. (U.S. Eastern Time) on February 25, 2020;

•	voting again by telephone or over the Internet prior to 11:59 p.m. (U.S. Eastern Time) on February 25, 2020; or

•

attending the Special Meeting (or, if the Special Meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other holder of record, you must contact your brokerage firm or bank to change your vote or obtain a “legal proxy” to vote your shares if you wish to cast your vote in person at the Special Meeting.

Solicitation of Proxies; Expenses of Solicitation

This proxy statement/prospectus is being provided to holders of Seaspan common shares in connection with the solicitation of proxies by the Seaspan board of directors to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Seaspan will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this proxy statement/prospectus for the Special Meeting.

In addition to solicitation by mail, directors, officers and employees of Seaspan or its subsidiaries may solicit proxies from holders of Seaspan common shares by telephone, telegram, e-mail, personal interview or other means. Seaspan currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with a merger agreement. Directors, officers and employees of Seaspan will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable expenses.

Householding

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the proxy statement/prospectus to you if you write, e-mail or call Seaspan’s Investor Relations Department at Seaspan Corporation, c/o Seaspan Ship Management Ltd., 2600-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, tel: (778) 328-5340, IR@seaspanltd.ca.

Adjournment

Holders of Seaspan common shares are being asked to approve a proposal that will give the Seaspan board of directors authority to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting. If this proposal is approved, the Special Meeting could be successively adjourned to any date. An adjournment may be made without notice to another time or place if the date, time and place to which the Special Meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If the adjournment is for more than 30 days, or if after an adjournment the Seaspan board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting. If the Special Meeting is adjourned, holders of Seaspan common shares who have already submitted their proxies will be able to revoke them at any time prior to their use.

If a holder of Seaspan common shares executes a proxy card without giving instructions, Seaspan common shares represented by that proxy card will be voted “FOR” the adjournment proposal.

Other Information

The matters to be considered at the Special Meeting are of great importance to the shareholders of Seaspan. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Shareholders need not send any stock certificates.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please write, e-mail or call Seaspan’s Investor Relations Department at Seaspan Corporation, c/o Seaspan Ship Management Ltd., 2600-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, tel: (778) 328-5340, IR@seaspanltd.ca.

PROPOSAL I: THE HOLDING COMPANY REORGANIZATION PROPOSAL

General

Seaspan, Atlas and Merger Sub entered into the Merger Agreement, pursuant to which Seaspan will implement a holding company reorganization. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the holding company reorganization. For additional information about the holding company reorganization, see “The Merger Agreement” beginning on page 38 of this proxy statement/prospectus.

Upon the consummation of the holding company reorganization, Merger Sub will merge with and into Seaspan, with Seaspan continuing as the surviving corporation and a direct wholly owned subsidiary of Atlas. As a result, holders of Seaspan common shares and Seaspan preferred shares, which will be canceled, will receive Atlas common shares and Atlas preferred shares, as applicable, on a one-for-one basis, each outstanding share of Merger Sub will be converted into one Class A common share of the surviving corporation, and Atlas common shares held by Seaspan prior to the holding company reorganization will be canceled.

The following diagrams illustrate the organizational structure prior to and upon the consummation of the holding company reorganization and the APR Acquisition.

Current Structure

Post-Closing Structure

Background of the Holding Company Reorganization

As part of the ongoing evaluation of Seaspan’s business, members of Seaspan’s senior management and the Seaspan board of directors periodically review and assess Seaspan operations, financial performance and industry conditions as they may each impact Seaspan’s long-term strategic goals and plans, including a review of potential growth opportunities to maximize shareholder value.

The board of directors of Seaspan discussed the holding company reorganization, the Merger Agreement and transactions contemplated by the Merger Agreement, at its meetings in 2019. In connection with the holding company reorganization, on October 1, 2019, Seaspan formed Atlas, a direct wholly owned subsidiary of Seaspan, and Atlas formed Merger Sub, a direct wholly owned subsidiary of Atlas.

On November 20, 2019, based on its discussions and deliberations and various factors, including those described in “—Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors,” the Seaspan board of directors unanimously (i) determined that the holding company reorganization, the Merger Agreement, including the Atlas articles of incorporation attached thereto, and the transactions contemplated thereby are advisable and in the best interests of Seaspan and its shareholders, (ii) approved and adopted, and authorized the execution and delivery of, the Merger Agreement, and (iii) recommended that holders of Seaspan common shares vote “FOR” the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal.

On November 21, 2019, Seaspan publicly announced the transaction prior to the NYSE market opening.

Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors

In evaluating the holding company reorganization, including the Merger Agreement, the Seaspan board of directors consulted extensively with Seaspan’s management and legal advisors and, in reaching its decision to approve the Merger Agreement and to recommend that holders of Seaspan common shares vote “FOR” the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal, the Seaspan board of directors considered a variety of factors, including the following (which are not necessarily presented in order of relative importance):

•

The Seaspan board of directors’ belief that the implementation of a holding company reorganization advances the commitment of the board and senior management to thoughtful capital allocation and diversification of cash flows, through professional asset management. The board of directors believes that the ability to deploy free cash flows over time across a broader array of sectors has the potential to generate greater long-term risk adjusted returns on capital, than if isolated to one sector. By creating optionality for future investment opportunities to exist either within the current Seaspan corporate group or separate from the current Seaspan group, the board of directors believes that the holding company reorganization will provide a framework that facilitates future growth from internal operations, acquisitions or joint ventures, broadens the alternatives available for future financing, better serves individual operating businesses and generally allows for greater administrative and operational flexibility. The Seaspan board of directors further believes that the formation of Atlas will drive substantially higher and more stable cash flows by maximizing effective synergies and unifying capital allocation processes across the Atlas group of companies.

•

The Seaspan board of directors’ commitment to the current Seaspan corporate group continuing to remain focused on maintaining its leadership position in the ownership and operation of containerships and providing best-in-class service to its customers. By operating independently from Atlas’ other lines of business, Seaspan will be able to continue to finance its own operations and invest in further improvement of its integrated platform. In addition, Seaspan will have the full support of Atlas in becoming a provider of leading global maritime infrastructure, enabling Seaspan to take advantage of opportunities for attractive capital deployment in the maritime industry, as demonstrated by Seaspan’s recently announced acquisitions of over $500 million of containership assets.

•

Restrictions imposed by Seaspan’s amended and restated articles of incorporation and its material agreements (principally those governing its credit and lease facilities and outstanding debt securities) on the ability of Seaspan to change the general nature of its business from the direct and indirect ownership, management, operation and chartering of container vessels and businesses ancillary thereto. Those agreements also contain limitations on the ability of Seaspan and its subsidiaries to incur indebtedness, make capital expenditures and enter into investments, all of which constrain the ability to diversify its cash flows and asset portfolio. Obtaining consents to the amendment of those instruments to remove or modify those restrictions and limitations would be costly and time-consuming.

•

The Seaspan board of directors’ recognition that the implementation of a holding company reorganization would facilitate the APR Acquisition. While the evaluation and planning for a holding company reorganization started well beforehand, the opportunity to acquire APR Energy was a catalyst in the Seaspan board of directors’ decision to move forward on a definitive basis with the reorganization. The Seaspan board of directors believes that the APR Acquisition is a transformative transaction. APR, like Seaspan, is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and/or government backed utilities. The APR Acquisition, in combination with the holding company reorganization, will result in the creation of a global leasing platform that leverages Seaspan’s and APR Energy’s respective strengths in deploying fleets of capital-intensive assets, maintaining high asset utilization through medium-to-long-term contracts, and optimizing cash flows across the lease portfolio. The addition of APR Energy will allow Atlas to diversify cash flows and expand its asset portfolio.

•

The Seaspan board of directors’ understanding that the holding company reorganization constitutes, for U.S. federal income tax purposes, a “reorganization” within the meaning of Section 368(a) of the Code. As a result, the issuance of Atlas shares upon the cancellation of Seaspan shares should generally be tax-free for U.S. federal income tax purposes. In addition, the Seaspan board of directors believes that there will not be incremental operational risk that arises from the addition of a new holding company above the existing Seaspan group of companies.

•

The Seaspan board of directors’ belief that the terms of the Merger Agreement and the conditions to the completion of the holding company reorganization, as summarized elsewhere in this proxy statement/prospectus, are reasonable. See “The Merger Agreement.”

In the course of its deliberations, the Seaspan board of directors also considered a variety of risks and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•

the risks and costs to Seaspan if the holding company reorganization is not completed, including the diversion of management and employee attention, the potential effect on Seaspan’s business and stock price, and the fact that, while the holding company reorganization is expected to be completed, there is no assurance that all conditions to completion of the holding company reorganization will be satisfied;

•

the fact that Seaspan has incurred and will continue to incur significant costs and expenses in connection with the proposed transaction, regardless of whether the holding company reorganization is completed;

•

the fact that certain of Seaspan’s directors and executive officers may have interests in the holding company reorganization (see “—Interests of Seaspan’s Directors and Executive Officers in the Holding Company Reorganization”); and

•	various other risks described in the section entitled “Risk Factors”.

The Seaspan board of directors considered all of these factors as a whole and, after careful consideration, unanimously determined that the holding company reorganization, the Merger Agreement, including the Atlas articles of incorporation attached thereto, and the transactions contemplated thereby are advisable and in the best interests of Seaspan and its shareholders. The foregoing discussion of the information and factors considered by the Seaspan board of directors is not exhaustive but is intended to reflect the material factors considered by the Seaspan board of directors in its consideration of the Merger Agreement and the holding company reorganization. In view of the complexity and the large number of factors considered, the Seaspan board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any relative or specific weight to any of the various factors that it considered in reaching its decision. Rather, the Seaspan board of directors based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Seaspan board of directors may have viewed different factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the Seaspan board of directors is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25 of this proxy statement/prospectus.

THE SEASPAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE HOLDING COMPANY REORGANIZATION PROPOSAL.

Interests of Seaspan’s Directors and Executive Officers in the Holding Company Reorganization

Seaspan directors and executive officers and certain of their affiliates own Seaspan common shares, Seaspan preferred shares and equity awards, as applicable, which will entitle them to acquire Atlas common shares, Atlas preferred shares and other Atlas securities, as applicable, and, to that extent, their interest in the holding company reorganization is the same as the interest in the holding company reorganization of Seaspan shareholders generally. Directors and executive officers of Seaspan who will be directors and executive officers of Atlas will have a right to similar indemnification and directors’ and officers’ liability insurance coverage of Atlas. Atlas intends to enter into an employment agreement with Mr. Chen as its President and Chief Executive Officer, which will be substantially similar to Mr. Chen’s employment agreement with Seaspan.

Interests in the APR Acquisition

The opportunity to acquire APR Energy was presented by Mr. Prem Watsa, the chairman of the board of directors of Fairfax Financial Holdings Limited, to Mr. David Sokol, the chairman of the Seaspan board of directors, in September 2019. Fairfax Financial Holdings Limited beneficially owns 42.3% of Seaspan common shares and is represented on the Seaspan board of directors by Messrs. Lawrence Chin and Stephen Wallace. Mr. Chin is a managing director of an affiliate of Fairfax Financial Holdings Limited, and Mr. Wallace is a director of APR Energy.

On October 9, 2019, the Seaspan board of directors met to evaluate and discuss the APR Energy acquisition opportunity. Prior to the meeting, Mr. Sokol advised Messrs. Chin and Wallace of the purpose of the meeting and, in view of their relationships to Fairfax Financial Holdings Limited and APR Energy, Messrs. Chin and Wallace declared conflicts of interest in respect of the APR Acquisition and recused themselves from the October 9 meeting and from all subsequent meetings of the Seaspan board of directors during which the APR Acquisition was discussed. No information or materials regarding the APR Acquisition was shared with Messrs. Chin or Wallace during the October 9 meeting or thereafter at any time prior to execution of the Acquisition Agreement. After consideration, the directors (other than Messrs. Chin and Wallace) voted to submit a non-binding proposal to acquire APR Energy, which proposal was delivered to Fairfax Financial Holdings Limited, acting on behalf of the Sellers, on October 9, 2019.

Between October 9, 2019 and November 4, 2019, Seaspan management conducted a due diligence investigation of the APR Business, met with management of APR Energy and commenced preliminary negotiations of the terms and conditions of the possible acquisition. Representatives of Fairfax Financial Holdings Limited, acting on behalf of the Sellers, participated in these discussions and negotiations.

On November 4, 2019, the Seaspan board of directors established a special committee of the board comprised of directors independent from Fairfax Financial Holdings Limited and APR Energy, being Messrs. David Sokol and Lawrence Simkins (the “Special Committee”) to, among other things, continue to review, evaluate, investigate, pursue and negotiate the terms and conditions of the APR Acquisition, and to recommend or not recommend that the board approve the entry into and consummation of that transaction.

Between November 4, 2019 and November 20, 2019, Seaspan and its advisors completed the due diligence investigation of the APR Business and negotiated and finalized the terms and conditions of the Acquisition Agreement with Fairfax Financial Holdings Limited (acting on behalf of itself and as a representative of the other Sellers) and its advisors. On November 20, 2019, the Special Committee, having given due and proper consideration to all relevant factors, determined to recommend the APR Acquisition to the Seaspan board of directors (excluding Messrs. Chin and Wallace) as advisable and in the best interests of Seaspan and its shareholders. The APR Acquisition was authorized and approved by the Seaspan board of directors (excluding Messrs. Chin and Wallace) later the same day.

Dissenters’ Rights

Seaspan shareholders are not entitled to dissenters’ rights under the BCA in connection with the holding company reorganization.

Listing of Atlas Common Shares and Atlas Preferred Shares and Delisting and Deregistration of Seaspan Common Shares, Seaspan Preferred Shares and the Notes

Application will be made to have Atlas common shares and Atlas preferred shares to be issued in connection with the holding company reorganization approved for listing on the NYSE, where Seaspan common shares and preferred shares are currently traded. If the holding company reorganization is completed, Seaspan common shares, Seaspan preferred shares and the Notes will no longer be listed on the NYSE and will be deregistered under the Exchange Act. We intend that, upon the completion of the holding company reorganization, Atlas be deemed a “successor issuer” of Seaspan in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act, and Atlas will comply with its reporting obligations pursuant to the Exchange Act, including filing an annual report on Form 20-F and reports of foreign private issuer on Form 6-K with the SEC.

Regulatory Approvals

The Merger Agreement and the transactions contemplated by the Merger Agreement are not subject to any regulatory requirement or approval, except for filings with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands necessary to effectuate the transactions contemplated by the Merger Agreement. Neither Atlas nor Seaspan is aware of any material governmental approvals or actions that are required for completion of the holding company reorganization other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Accounting Treatment

For accounting purposes, the holding company reorganization will be treated as a common control transaction, resulting in no change in the carrying amount of Seaspan’s existing assets and liabilities. Accordingly, the financial position and results of operations of Seaspan will be carried over to the consolidated financial statements of Atlas on the same basis as currently presented.

Tax Considerations

Seaspan intends to take the position that, for U.S. federal income tax purposes, the holding company reorganization constitutes a “reorganization” within the meaning of Section 368(a) of the Code. As a result, the issuance of Atlas shares upon the cancellation of Seaspan shares should generally be tax-free for U.S. federal income tax purposes. See “Material United States Tax Considerations” for a discussion of certain material U.S. federal income tax consequences of the holding company reorganization and owning and disposing of Atlas shares, and “Material Non-United States Tax Considerations” for a discussion of certain material tax consequences of the holding company reorganization and owning and disposing of Atlas shares in Canada, the Republic of the Marshall Islands and United Kingdom, as applicable.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the holding company reorganization.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The Merger Agreement and the summary of its terms in this proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Atlas, Seaspan or any of its subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement are made by Atlas, Seaspan and Merger Sub, as applicable, only for the purposes of the Merger Agreement and are qualified by and subject to certain limitations and exceptions agreed to by Atlas, Seaspan and Merger Sub in connection with negotiating the terms of the Merger Agreement. The representations, warranties, covenants and agreements and any descriptions of those provisions herein should not be read alone or relied upon as characterizations of the actual state of facts or condition of Atlas, Seaspan or any of their respective subsidiaries or affiliates, as applicable. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus.

Holding Company Reorganization

In connection with the holding company reorganization, Seaspan formed Atlas as its wholly owned subsidiary, and Merger Sub was incorporated as a wholly owned subsidiary of Atlas. The Merger Agreement provides for the holding company reorganization in which, upon the satisfaction or waiver of the conditions to the holding company reorganization specified in the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into Seaspan, and Atlas will cancel Atlas common shares issued to Seaspan prior to the Merger. Seaspan will be the surviving corporation in the Merger and will, following completion of the Merger, be a direct wholly owned subsidiary of Atlas. At the effective time of the Merger, all of the property, rights, privileges, agreements, powers and authority of Merger Sub will vest in Seaspan, and all obligations and liabilities of Merger Sub will become the obligations and liabilities of Seaspan, as the surviving corporation.

Completion and Effectiveness of the Holding Company Reorganization

The holding company reorganization will be completed and become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporation of the Republic of the Marshall Islands (or at such later time as may be specified in the Articles of Merger). Unless another date and time is designated, completion of the holding company reorganization will occur on the second business day following satisfaction or, to the extent permitted by applicable law, waiver, of the conditions to completion of the holding company reorganization (other than those conditions that by their nature are to be satisfied at completion of the holding company reorganization, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions).

As of the date of this proxy statement/prospectus, the holding company reorganization is expected to be completed in the first quarter of 2020. However, completion of the holding company reorganization is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the holding company reorganization, which are summarized below. There can be no assurances as to when, or if, the holding company reorganization will occur. See “—Conditions to Completion of the Holding Company Reorganization” and “—Termination of the Merger Agreement” each beginning on page 40 of this proxy statement/prospectus.

Directors and Executive Officers of the Surviving Corporation and Atlas

The board of directors of the Surviving Corporation will consist of Messrs. Bing Chen, John Hsu and Ryan Courson. Messrs. Chen and Hsu currently serve on the board of directors of Seaspan, and Mr. Courson currently serves as the Chief Financial Officer of Seaspan. In addition, affiliates of Fairfax Financial Holdings Limited will have the right to designate one director for election to the board of directors of the Surviving Corporation pursuant to rights granted to such affiliates as holders of 2025 Notes and 2026 Notes. The executive officers of the Surviving Corporation immediately after consummation of the holding company reorganization will be the same as the executive officers of Seaspan immediately prior to consummation of the holding company reorganization. See “Information about Atlas” beginning on page 44 for information about the directors and executive officers of Atlas upon the consummation of the holding company reorganization.

Articles of Incorporation and Bylaws of Atlas

Upon the consummation of the holding company reorganization, the articles of incorporation and bylaws of Atlas will be substantially similar to the articles of incorporation and bylaws of Seaspan prior to the consummation of the holding company reorganization, except as described in the section “Comparative Rights of Seaspan and Atlas Shareholders.”

Articles of Incorporation and Bylaws of the Surviving Corporation

Upon consummation of the holding company reorganization, the articles of incorporation and bylaws of Seaspan, a wholly owned subsidiary of Atlas following the holding company reorganization, will be the same as the articles of incorporation and bylaws of Seaspan immediately prior to consummation of the holding company reorganization.

Effect of the Holding Company Reorganization on the Securities of Seaspan, Atlas and Merger Sub

At the effective time of the Merger, each Seaspan common share and Seaspan preferred share outstanding immediately prior to the consummation of the Merger will be canceled. Seaspan, as the surviving corporation, will issue one new Seaspan common share to Atlas for each canceled Seaspan common share. In consideration of such issuance of shares of the surviving corporation to Atlas, Atlas will issue one Atlas common share to the holders of each canceled Seaspan common share. In addition, Seaspan, as the surviving corporation, will issue one new Seaspan common share to Atlas for each canceled Seaspan preferred share. In consideration of such issuance of shares of the surviving corporation to Atlas, Atlas will issue one Atlas preferred share to the holders of each canceled Seaspan preferred share, as applicable. Atlas common shares and Atlas preferred shares will be listed on the NYSE upon the consummation of the Merger.

In addition, at the effective time of the Merger, Seaspan will transfer to Atlas, and Atlas will assume, sponsorship of all of Seaspan’s equity plans, and Atlas will agree to perform all obligations of Seaspan under such equity plans and each outstanding equity award granted thereunder. Accordingly, Atlas will assume each of the equity plans, including (i) all unexercised and unexpired equity awards, as applicable, that are outstanding under the equity plans at the effective time and (ii) the remaining unallocated reserve of Seaspan common shares issuable under each such equity plan. At the effective time, by virtue of the Merger, the reserve of Seaspan common shares under each equity plan, whether allocated to outstanding awards under such plan or unallocated at that time, will be converted on a one-share-for-one-share basis into Atlas common shares, and the terms and conditions that are in effect immediately prior to the Merger under each outstanding award assumed by Atlas will continue in full force and effect after the Merger, including the vesting schedule and applicable issuance dates, the per share exercise price, the expiration date and other applicable termination provisions, except that Seaspan common shares issuable under each such award will be Atlas common shares.

At the effective time of the Merger, Atlas will assume all of Seaspan’s rights and obligations under the Warrant Agreement by and among Seaspan and the investors specified therein, dated as of July 16, 2018 (the

“Warrant Agreement”), and each outstanding warrant issued pursuant to the Warrant Agreement. Accordingly, Atlas will assume the Warrant Agreement, including (i) all unexercised warrants that are outstanding under the Warrant Agreement at the effective time and (ii) the remaining unallocated reserve of Seaspan common shares issuable under each such warrant. At the effective time, by virtue of the Merger, the reserve of Seaspan common shares issuable under each warrant will be converted on a one-share-for-one-share basis into Atlas common shares, and the terms and conditions of the Warrant Agreement and each outstanding warrant issued pursuant to the Warrant Agreement assumed by Atlas that are in effect immediately prior to the Merger will continue in full force and effect after the Merger, except that Seaspan common shares issuable under each such warrant will be Atlas common shares.

Prior to the effective time of the Merger, Seaspan and Atlas will take necessary actions to ensure that each Atlas common share that is owned by Seaspan immediately prior to the effective time of the Merger is canceled and ceases to be outstanding at the effective time of the Merger.

At the effective time of the Merger, each common share of Merger Sub issued and outstanding immediately prior to such effective time will be converted into one Class A common share of Seaspan, as the surviving corporation. At the effective time of the Merger, each common share of the surviving corporation that is issued and outstanding shall be held by Atlas.

Conditions to Completion of the Holding Company Reorganization

The respective obligations of each of Seaspan, Atlas and Merger Sub are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•

The holding company reorganization proposal to be submitted to the vote of the holders of Seaspan common shares at the Special Meeting shall have been approved in accordance with Seaspan’s organizational documents, the BCA and the rules and regulations of the SEC and NYSE, as applicable.

•	All consents required to be obtained from or made with any governmental authority in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made.

•

All consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made.

•

No order by any governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger, and no action shall have been brought by any governmental authority and remain pending, that seeks an order that would prohibit, enjoin or make illegal the consummation of the Merger.

•

The registration statement, of which this proxy statement/prospectus forms a part, shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order.

•	Atlas common shares and Atlas preferred shares shall have been approved for listing on the NYSE, subject to the completion of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the holding company reorganization may be abandoned at any time prior to the effective time of the Merger by action of the Seaspan board of directors. In the event of termination, the Merger Agreement will become void and have no effect, and neither Seaspan, Atlas, Merger Sub nor their respective shareholders, directors or officers shall have any liability with respect to such termination or abandonment. However, pursuant to the Acquisition Agreement, the Merger Agreement cannot be terminated in any manner that would result in an adverse effect on any Seller in the APR Acquisition.

Amendments and Waivers

The Merger Agreement may be supplemented, amended or modified, whether before or after the adoption of the Merger Agreement by the holders of Seaspan common shares and/or the sole shareholder of Atlas or Merger Sub, by the mutual consent of Seaspan, Atlas and Merger Sub by action by their respective boards of directors; provided, however, that, no amendment will be effected subsequent to the adoption of the Merger Agreement by the sole shareholder of Atlas or Merger Sub or by the holders of Seaspan common shares that by law requires further approval or authorization by the sole shareholder of Atlas or Merger Sub or the holders of Seaspan common shares, as applicable, without such further approval or authorization. No amendment of any provision of the Merger Agreement will be valid unless it is in writing and signed by all of the parties. In addition, pursuant to the Acquisition Agreement, the Merger Agreement cannot be amended or modified in any manner that would result in an adverse effect on any Seller in the APR Acquisition.

Governing Law

The Merger Agreement is governed by the laws of the Republic of the Marshall Islands.

PROPOSAL II: THE ATLAS CHARTER PROPOSAL

Holders of Seaspan common shares are being asked to approve a provision in the Atlas articles of incorporation, a copy of which is attached to the Merger Agreement as Exhibit A, stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates, as set forth below, instead of Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington or any of their affiliates, as set forth in the Seaspan articles of incorporation. Such change reflects the current composition of more than 5% beneficial owners of Seaspan common shares whose shares will be canceled, and who will be issued Atlas common shares upon the consummation of the holding company reorganization. See “Beneficial Ownership of Seaspan Common Shares” on page 48 of this proxy statement/prospectus.

If holders of Seaspan common shares approve the holding company reorganization proposal and the Atlas charter proposal, Section 6.1(a)(iv) of Article VI, Business Combinations, of Atlas articles of incorporation will read as follows:

“The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless: …

the Interested Shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited, or any of their Affiliates, or any person that purchases shares from any of those persons or any of their Affiliates.”

Except for the foregoing changes to the provision containing an exemption from the restrictions on a business combination with an interested shareholder, all other differences between the current Seaspan articles of incorporation and Atlas articles of incorporation are ministerial in nature, including fixed typographical errors, changes made for consistency purposes and removal of outdated provisions that are no longer in effect. See “Comparative Rights of Seaspan and Atlas Shareholders” for a description of such changes.

Approval of the Atlas charter proposal is not a condition to the completion of the holding company reorganization. If the holding company reorganization proposal is approved, but Atlas charter proposal is not approved by holders of Seaspan common shares at the Special Meeting, the foregoing revisions to Section 6.1(a)(iv) of Article VI, Business Combinations will not be included in the Atlas articles of incorporation, such section will be the same as in Seaspan articles of incorporation and will read as follows:

“The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless: …

the Interested Shareholder is Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington, or any of their Affiliates, or any person that purchases shares from any of those individuals or any of their Affiliates (the “Transferee Person”), provided, the Transferee Person does not own more than 1% of the Corporation’s outstanding shares at the time of such acquisition or acquire more than an additional 1% of the Corporation’s outstanding shares other than from those individuals or any of their Affiliates.”

THE SEASPAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ATLAS CHARTER PROPOSAL.

PROPOSAL III: THE ADJOURNMENT PROPOSAL

Holders of Seaspan common shares are being asked to approve a proposal that will give the Seaspan board of directors authority to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Special Meeting. If this proposal is approved, the Special Meeting could be successively adjourned to any date. An adjournment may be made without notice to another time or place if the date, time and place to which the Special Meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If the adjournment is for more than 30 days, or if after an adjournment the Seaspan board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting. If the Special Meeting is adjourned, holders of Seaspan common shares who have already submitted their proxies will be able to revoke them at any time prior to their use.

If a holder of Seaspan common shares executes a proxy card without giving instructions, Seaspan common shares represented by that proxy card will be voted “FOR” the adjournment proposal.

Seaspan does not anticipate calling a vote on this proposal if the adoption of the Merger Agreement is approved by the requisite number of Seaspan common shares at the Special Meeting.

THE SEASPAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ATLAS

Atlas is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 solely for the purpose of facilitating the holding company reorganization described in this proxy statement/prospectus. Atlas is a direct wholly owned subsidiary of Seaspan. Atlas has not engaged in any activities to date except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement and the Acquisition Agreement. Prior to the consummation of the holding company reorganization, Atlas will own no material assets (other than Atlas’ ownership of Merger Sub and nominal capital) and will not operate any business. Following the holding company reorganization and APR Acquisition, in addition to being a holding company for Seaspan, which will become a wholly-owned subsidiary of Atlas, Atlas will be a holding company for another wholly-owned subsidiary that will operate the APR Business.

Atlas will apply to have Atlas common shares and Atlas preferred shares to be issued in connection with the holding company reorganization approved for listing on the NYSE, where Seaspan common shares and Seaspan preferred shares are currently traded.

Directors and Executive Officers of Atlas

The directors and executive officers of Atlas commencing upon consummation of the holding company reorganization, and their ages as of January 24, 2020 are listed below:

Name	Age	Position
David Sokol	63	Director and Chairman of the Board of Directors
Bing Chen	53	Director, President and Chief Executive Officer
Ryan Courson	30	Chief Financial Officer
Tina Lai	43	Chief Human Resources Officer
John C. Hsu	56	Director
Lawrence Simkins	58	Director
Lawrence Chin	43	Director
Stephen Wallace	63	Director
Nicholas Pitts-Tucker	68	Director
Alistair Buchanan	58	Director

Except for Alistair Buchanan, all directors and executive officers set forth in the table above currently serve as directors and executive officers of Seaspan. Since Atlas intends to be a U.K. tax resident for tax purposes upon the consummation of the holding company reorganization, Atlas fixed the number of directors constituting the board of directors of Atlas at eight and elected Alistair Buchanan, who is a U.K. resident, as a director of Atlas effective upon the consummation of the holding company reorganization. Compensation of directors and executive officers of Atlas will be the same as compensation of directors and executive officers of Seaspan.

Please see below the principal occupation and other information about the relevant experience, qualifications, attributes or skills of the current directors and executive officers of Atlas.

David Sokol. David Sokol was appointed as a director of Seaspan in April 2017 and as Chairman of Seaspan in July 2017 and a director and Chairman of Atlas in November 2019. Mr. Sokol is Chair of the Executive Committee and a member of the Compensation and Governance Committee of Seaspan. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol currently sits on a number of boards, including the Horatio Alger Association and The Horatio Alger Association Foundation. Over Mr. Sokol’s 40 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.

Bing Chen. Bing Chen was appointed as a director of Seaspan and as Seaspan’s President and Chief Executive Officer in January 2018 and as Atlas’ director and President and Chief Executive Officer in November 2019. He is also a director and a member of the Executive Committee of Seaspan. Over his 25 year career, Mr. Chen has held executive positions in China, Europe and the United States. Most recently, he served as Chief Executive Officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the general manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011, he was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held various leadership roles in Europe, including as chief executive officer, chief financial officer, and managing director of leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Ryan Courson. Ryan Courson was appointed as Seaspan’s Chief Financial Officer in May 2018 and as Atlas’ Chief Financial Officer in November 2019. He joined Seaspan in March 2018 as Senior Vice President of Corporate Development. Prior to joining Seaspan, Mr. Courson spent three years at Falcon Edge Capital, investing in diversified technology and asset-intensive businesses. Before that, Mr. Courson worked at Teton Capital, a private investment office, as an investment professional and as acting CFO of Teton’s Davos Brands. Mr. Courson began his career working at Berkshire Hathaway, with various Berkshire portfolio companies. Mr. Courson, who is fluent in Mandarin, graduated Summa Cum Laude from Washington University in St. Louis, where he currently serves as a visiting professor.

Tina Lai. Tina Lai was appointed as Seaspan’s Chief Human Resources Officer in July 2018 and Atlas’ Chief Human Resources Officer in November 2019. Prior to joining Seaspan, Ms. Lai spent five years at Metrie, the largest supplier and manufacturer of solid wood and composite molding in North America, with five manufacturing facilities and 26 distribution centers in the United States and Canada. As Vice President, Human Resources, she was part of the senior leadership team there, playing a key role in building out the human resources function, which focused on bringing talent to the forefront of the company’s business strategy. Ms. Lai has 20 years of experience as a results-oriented human resources professional within a number of industries, serving in leadership positions with broad oversight responsibilities, including sales and customer service, channel marketing, corporate communications, culture transformation, and organizational effectiveness. She graduated with a Bachelor of Arts from the University of British Columbia and from the Human Resources Management program at the British Columbia Institute of Technology. Ms. Lai is a Chartered Professional in Human Resources (CPHR) and is an active member of the CPHR BC & Yukon.

John C. Hsu. John C. Hsu was appointed a director of Seaspan in April 2008 and a director of Atlas in November 2019. Mr. Hsu is a member of the Audit Committee of Seaspan. For generations, Mr. Hsu’s family has owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group. Currently, Mr. Hsu is a director of his family’s single family office, OSS Capital, as well as a director of Isola Capital, a multifamily office based in Hong Kong that manages direct investments in private equity. From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan-based surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund of U.S. listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. He is also fluent in Japanese and Mandarin.

Lawrence R. Simkins. Larry Simkins was appointed as a director of Seaspan in April 2017 and a director of Atlas in November 2019. Mr. Simkins is Chair of the Compensation and Governance Committee and a member of the Executive Committee of Seaspan. Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of Seaspan’s largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 10,000 people worldwide, generating nearly US$3 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former Director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council, and as co-chair of Governor Bullock’s Main Street Montana Project. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

Lawrence Chin. Lawrence Chin was appointed as a director of Seaspan in April 2018 and a director of Atlas in November 2019. Mr. Chin is a member of the Compensation and Governance Committee of Seaspan. Mr. Chin has over 20 years of experience in global capital markets, and has served as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial) since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately US$10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over US$3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a chartered financial analyst, and holds a Bachelor of Business Administration from Simon Fraser University.

Stephen Wallace. Stephen Wallace was appointed as a director of Seaspan in April 2018 and a director of Atlas in November 2019. Mr. Wallace is a member of the Audit Committee of Seaspan. Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. He currently sits on three private sector boards (including energy and large-scale facilities management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director of Seaspan in April 2010 and a director of Atlas in November 2019. Mr. Pitts-Tucker is Chair of the Audit Committee of Seaspan. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton. Mr. Pitts Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Alistair Buchanan. Alistair Buchanan was appointed as a director of Atlas in January 2020 effective upon the consummation of the holding company reorganization. Mr. Buchanan has been a non-executive director of Thames Water, where he chairs the Strategy Committee and serves on the Audit Committee, since 2018. Mr. Buchanan has served as a non-executive director of Electricity North West, where he is a member of the Valuation Committee, since 2018, and WH Ireland plc, where he chairs its Audit Committee, since 2019. Mr. Buchanan joined KPMG U.K. as a partner in 2013 and chaired KPMG’s U.K. power & utilities practice from 2013 to 2018. From 2003 to 2013, Mr. Buchanan was the Chief Executive Officer of the Office of Gas and Electricity Markets (Ofgem), a non-ministerial government department, which serves as the U.K.’s gas and electricity markets regulator. Prior to Ofgem, Mr. Buchanan worked in the financial sector with leading investment banks, as Head of Research, in London and New York. Mr. Buchanan served as a Council member of Durham University and Chair of the University’s Remuneration Committee from 2008 to 2012. Previously, he was a non-executive director of Scottish Water from 2006 to 2008. Mr. Buchanan received the CBE medal from the Queen in 2008 with the citation being: “for services to the development of energy policy.” Mr. Buchanan received B.A., Politics (Honors) from St. Chad’s College, Durham University. Mr. Buchanan qualified as a Chartered Accountant with KPMG and became a Fellow of the Institute (FCA) in 1994.

Related Party Transactions and Certain Arrangements

Upon the consummation of the holding company reorganization, Atlas may enter into related party transactions from time to time in the future, including, but not limited to, the APR Acquisition. The board of directors of Atlas will have an audit committee, comprised entirely of independent directors, which will review, and if applicable, approve all proposed material related party transactions.

David Sokol, Chairman of Atlas board of directors, is a director of certain of The Washington Companies and also a director of Copper Lion Inc. The Washington Companies is a group of privately held companies owned by Dennis R. Washington, who controls entities that together will represent the second largest shareholder of NewTopco upon the consummation of the holding company reorganization. He is a member of the board of directors of Copper Lion, Inc. that will be the third largest shareholder of Atlas upon the consummation of the holding company reorganization, which is the trustee of certain trusts of which sons of Dennis R. Washington are beneficiaries.

Lawrence Simkins, one of Atlas directors, serves as the Chief Executive Officer and President of certain of The Washington Companies and as manager of Deep Water Holdings LLC, and as a director on multiple private company boards with David Sokol. He is a member of the board of directors of Copper Lion, Inc.

Messrs. Chin and Wallace were designated for election to the board of directors of Atlas by the affiliates of Fairfax Financial Holdings Limited, pursuant to rights granted to such affiliates as holders of 2025 Notes and 2026 Notes issued by Seaspan in 2018 and 2019, respectively. Fairfax Financial Holdings Limited will be the largest shareholder of Atlas upon the consummation of the holding company reorganization.

Mr. Chin serves as a managing director of Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax Financial Holdings Limited. Mr. Wallace has no employment relationship with Fairfax Financial Holdings Limited. Mr. Wallace serves as a director of APR Energy, which will be acquired by Atlas upon the consummation of the APR Acquisition. See “Proposal I: The Holding Company Reorganization Proposal—Interests in the APR Acquisition.”

BENEFICIAL OWNERSHIP OF SEASPAN COMMON SHARES

The following table sets forth certain information regarding the beneficial ownership of Seaspan common shares by:

•	each person known by us to be a beneficial owner of more than 5% of Seaspan common shares;

•	each current director;

•	each current executive officer; and

•	all current directors and current executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us prior to November 20, 2019.

Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Seaspan Common Shares	Percentage of Seaspan Common Shares (%) (1)
Fairfax Financial Holdings Limited (2)	101,923,078	42.3
Dennis R. Washington (3)	45,451,493	21.1
Copper Lion, Inc. (4)	14,007,238	6.5
David Sokol	3,268,721	1.5
Bing Chen	*	*
Lawrence Chin	*	*
John C. Hsu	*	*
Nicholas Pitts-Tucker (5)	*	*
Lawrence R. Simkins	*	*
Stephen Wallace	*	*
Ryan Courson	*	*
Peter Curtis	*	*
Tina Lai	*	*
Torsten Holst Pedersen	*	*
All directors and executive officers as a group (11 persons) (6)	3,876,890	1.8

*	Less than 1%.
(1)

Percentages are based on the 215,713,377 Seaspan common shares that were issued and outstanding on November 20, 2019; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding Seaspan common shares issued and outstanding on November 20, 2019 and 25,000,000 Seaspan common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)

The number of Seaspan common shares shown for Fairfax Financial Holdings Limited consists of 76,923,078 Seaspan common shares and Warrants exercisable for up to 25,000,000 Seaspan common shares. As of the date of this proxy statement/prospectus, Fairfax Financial Holdings Limited has not exercised any of such Warrants. This information is based on SEC filings and information provided by Fairfax Financial Holdings Limited and certain affiliates on November 12, 2019. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 101,923,078 Seaspan common shares beneficially owned by Fairfax Financial Holdings Limited. The information reports that an additional 678,021 Seaspan common shares which are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) and The One One Zero Nine Holdco Limited, and 231,922 Seaspan common shares are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax contributes to fund charitable donations, which total shares represent 42.7% of outstanding Seaspan common shares (including the 25,000,000 shares issuable upon exercise of the warrants described in this note).

(3)

The number of Seaspan common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC (“Deep Water”) and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about November 14, 2019. Lawrence R. Simkins, the manager of Deep Water and a director of Seaspan, has voting and investment power with respect to Seaspan common shares held by Deep Water.

(4)

The number of Seaspan common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about November 11, 2019. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls Seaspan’s second largest shareholder. Lawrence R. Simkins, a director of Seaspan, is a director of Copper Lion, Inc.

(5)

The number of Seaspan common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about November 6, 2019.

(6)

Includes an aggregate 100,000 Seaspan common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018 and 10,000 Seaspan common shares issuable upon the exchange of phantom share units granted to certain executive officers.

Major holders of Seaspan common shares do not have different voting rights than other holders of Seaspan common shares.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

DESCRIPTION OF ATLAS COMMON SHARES

AND ATLAS PREFERRED SHARES

The following is a summary of the material provisions of Atlas’ articles of incorporation and Atlas’ Amended and Restated Bylaws (“Atlas bylaws”) and the Statement of Designation for each series of Atlas preferred shares, each as will be in effect upon the consummation of the holding company reorganization and assuming holders of Seaspan common shares approve the holding company reorganization proposal and the Atlas charter proposal. The rights of shareholders of Atlas, after giving effect to the holding company reorganization, will be substantially similar to the current rights of Seaspan shareholders. Because the following is only a summary, it may not contain all the information that is important to you. The following summary is qualified by reference to the BCA and the full text of Atlas articles of incorporation, the form of which is attached as Exhibit A to the Merger Agreement, Atlas bylaws, the form of which is attached as Exhibit B to the Merger Agreement, and the Statement of Designation for each series of Atlas preferred shares, the form of which is attached to Atlas articles of incorporation. This summary should also be read in conjunction with the section entitled “Comparative Rights of Seaspan and Atlas Shareholders” beginning on page 84.

Authorized Capital

Under Atlas articles of incorporation, Atlas authorized shares will consist of 400,000,000 common shares, par value US$0.01 per share, and 150,000,000 preferred shares, par value US$0.01 per share. Upon the consummation of the holding company reorganization, there will be Atlas expects to have 215,938,452 Atlas common shares and 33,335,570 Atlas preferred shares issued and outstanding.

Atlas Common Shares

Dividends

Under the Atlas articles of incorporation, holders of Atlas common shares may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of Atlas’ board of directors. The time and amount of dividends will depend upon Atlas’ financial condition, Atlas’ operations, Atlas’ cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in Atlas’ debt instruments and Atlas’ preferred shares, industry trends, the provisions of the Republic of the Marshall Islands law affecting the payment of distributions to shareholders and other factors. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and Atlas earnings or while Atlas is insolvent or would be rendered insolvent on paying the dividend.

Upon the consummation of the holding company reorganization, Atlas will follow the same dividend policy that Seaspan currently follows. Atlas’ board could modify or revoke Atlas’ dividend policy from time to time in light of plans for future growth and other factors. Even if Atlas’ dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy, and the decision to make any distribution, will remain at all times entirely at the discretion of Atlas’ board. Accordingly, there can be no assurance that Atlas will pay regular quarterly dividends on Atlas common shares in the same amount as dividends were paid on Seaspan common shares, or at all.

There are a number of factors that could affect the dividends on Atlas common shares in the future. Many of these factors could also affect Atlas’ ability to pay dividends on Atlas preferred shares. These factors include, among others, the following:

•	As a holding company, Atlas will depend on Seaspan’s ability to pay dividends to Atlas;

•

Seaspan may not have enough cash to pay dividends to Atlas due to changes in Seaspan’s operating cash flow, capital expenditure requirements, credit and capital lease repayment obligations, working capital requirements and other cash needs;

•	Seaspan’s ability to pay dividends to Atlas is also dependent upon the charter rates on new vessels and those obtained upon the expiration of existing charters;

•

the amount of dividends that Seaspan may distribute to Atlas will be limited by restrictions under Seaspan’s credit and lease facilities, notes issued by Seaspan and future indebtedness could contain covenants that are even more restrictive; in addition, Seaspan’s credit and lease facilities and notes require it to comply with various financial covenants, and Seaspan’s credit and lease facilities and notes prohibit the payment of dividends if an event of default has occurred and is continuing thereunder or if the payment of the dividend would result in an event of default;

•	the amount of dividends that Seaspan may distribute to Atlas, and Atlas may then pay to its shareholders, is subject to restrictions under the BCA; and

•	Atlas and holders of Atlas common shares have no contractual or other legal right to dividends, and neither Seaspan nor Atlas is otherwise required to pay such dividends.

See “Risk Factors—Risks Related to Seaspan’s Business” for a more detailed description of various factors that could reduce or eliminate Seaspan’s ability to pay dividends to Atlas. On or after the consummation of the holding company reorganization, Atlas’ ability to pay a cash dividend on Atlas common shares that is greater than US$0.50 per share annually, when aggregated with all other cash dividends paid per Atlas common share in the preceding 360 days, may be limited under a restricted payments basket included in the indentures governing 2025 Notes and 2026 Notes. In addition, Atlas’ ability to pay a cash dividend on Atlas common shares may be limited under debt instruments issued by Atlas in the future.

Voting

Atlas common shares each have one vote. At all meetings of shareholders there must be present either in person or by proxy holders of record of at least a majority of Atlas common shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum at meetings of Atlas shareholders.

Anti-Takeover Effects of Certain Provisions of Atlas Articles of Incorporation and Bylaws

Certain provisions of Atlas articles of incorporation and Atlas bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Removal of Directors; Vacancies

Atlas articles of incorporation and Atlas bylaws provide that directors may be removed for cause upon the affirmative vote of holders of a majority of the outstanding Atlas common shares entitled to vote in the election of directors. In addition, Atlas articles of incorporation and Atlas bylaws also provide that any vacancies on Atlas board of directors and newly created directorships may be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

Under the BCA, shareholders are not entitled to the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Atlas articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Atlas bylaws provide that special meetings of Atlas shareholders may be called only by the chairman of Atlas’ board of directors, by written notice to the board of directors by any two members of the executive committee, by resolution of Atlas’ board of directors, or if applicable, by the longest serving co-chairman of Atlas board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Atlas bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at Atlas’ principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which Atlas first mailed its proxy materials for the previous year’s annual meeting. Atlas bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Atlas Bylaws

Atlas articles of incorporation and Atlas bylaws grant Atlas board of directors the authority to amend and repeal Atlas bylaws without a shareholder vote in any manner not inconsistent with the laws of the Republic of the Marshall Islands and Atlas articles of incorporation. Holders of Atlas common shares may amend Atlas bylaws by a vote of not less than 66 2/3% of the shares entitled to vote.

Business Combinations

Atlas articles of incorporation contain provisions that prohibit it from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, Atlas board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of Atlas’ voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•

after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by Atlas board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of Atlas’ outstanding voting shares that are not owned by the interested shareholder; or

•

the interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates, or any person that purchases shares from any of those person or any of their affiliates.

Generally, a “business combination” includes any merger or consolidation of Atlas or any direct or indirect majority-owned subsidiary of Atlas with (a) the interested shareholder or any of its affiliates or (b) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity that (a) owns 15% or more of Atlas’ outstanding voting shares, (b) is an affiliate or associate of Atlas and was the owner of 15% or more of Atlas’ outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder or (c) the affiliates and associates of any person listed in (a) or (b), except that any person who owns 15% or more of Atlas outstanding voting shares as a result of action taken solely by Atlas shall not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by Atlas, not caused, directly or indirectly, by such person.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of the company’s assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available under the BCA for the shares of any class or series of stock, which shares, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the assets of the company not made in the usual course of its business were listed on a securities exchange. Atlas expects that Atlas common shares and Atlas preferred shares will be listed on the NYSE upon the consummation of the holding company reorganization.

In the event of an amendment of the Atlas articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that Atlas and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which Atlas common shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of Atlas’ shareholders may bring an action in Atlas’ name to procure a judgment in Atlas’ favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Atlas articles of incorporation include a provision that eliminates the personal liability of directors or officers for monetary damages for actions taken as a director or officer to the fullest extent permitted by law.

Atlas articles of incorporation provide that Atlas must indemnify its directors and officers to the fullest extent authorized by law. Atlas is also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to Atlas’ directors and officers and carry directors’ and officers’ insurance providing indemnification for Atlas’ directors, officers and certain employees for some liabilities. Atlas believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in Atlas articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Atlas and its shareholders. In addition, your investment may be adversely affected to the extent Atlas pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exchange Listing

Atlas will apply for the listing of Atlas common shares to be issued in connection with the holding company reorganization on the NYSE.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for Atlas common shares.

Atlas Preferred Shares

General

Atlas articles of incorporation authorize Atlas’ board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares in the series;

•	the dividend terms and conditions of the series;

•	any redemption rights of, or sinking fund for, the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Atlas;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Atlas or any other corporation, and, if so, the terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Upon consummation of the holding company reorganization, the following series of Atlas preferred shares will be outstanding: Atlas Series D Preferred Shares, Atlas Series E Preferred Shares, Atlas Series G Preferred Shares, Atlas Series H Preferred Shares, and Atlas Series I Preferred Shares.

American Stock Transfer & Trust Company, LLC will be the paying agent (the “Paying Agent”) and the registrar and transfer agent (the “Registrar and Transfer Agent”) for each series of the Atlas preferred shares.

Ranking

Each series of Atlas preferred shares ranks:

•

senior to (i) all classes of common shares and (ii) any other class or series of capital stock established by Atlas’ Board of Directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Atlas preferred shares as to dividend distributions and distributions upon any liquidation event (collectively referred to with Atlas common shares as “Junior Securities”);

•

on a parity with (i) each series of Atlas preferred shares and (iv) any other class or series of capital stock established by Atlas’ Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Atlas preferred shares as to dividend distributions and distributions upon any liquidation event (collectively referred to as “Parity Securities”); and

•

junior to any other class or series of capital stock established by Atlas’ Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Atlas preferred shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

Under each Statement of Designation of the Atlas preferred shares, Atlas may issue Junior Securities from time to time in one or more series without the consent of the holders of the Atlas preferred shares. Atlas’ board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Atlas’ board of directors will also determine the number of shares constituting each series of securities. Atlas’ ability to issue additional Parity Securities or Senior Securities is limited as described under each of “—Atlas Series D Preferred Shares—Voting Rights”, “—Atlas Series E Preferred Shares—Voting Rights”, “—Atlas Series G Preferred Shares—Voting Rights”, “—Atlas Series H Preferred Shares—Voting Rights”, and “—Atlas Series I Preferred Shares—Voting Rights” below.

Net Worth Covenant

The Statement of Designation related to each series of Atlas preferred shares includes a restrictive covenant that Atlas shall not permit the Net Worth to Preferred Stock Ratio (as defined below) to be less than or equal to 1.00.

Atlas will not declare, pay or set apart for payment any cash dividend on any Junior Securities unless Atlas is in compliance with the foregoing covenant. Compliance with the foregoing covenant shall be measured on the last day of each of Atlas’ fiscal quarters. Within 60 days after the end of each fiscal quarter, Atlas shall deliver to the Registrar and Transfer Agent an officer’s certificate confirming compliance with the covenant described above. Each such certificate will be made available to the holders of Atlas preferred shares upon request to the Registrar and Transfer Agent. Atlas shall mail, within five Business Days of the discovery thereof, to all holders of Atlas preferred shares and the Registrar and Transfer Agent, notice of any default in compliance with the covenant described above.

For purposes of the Net Worth to Preferred Stock Ratio covenant, the following definitions shall apply:

“Cash and Cash Equivalents” means, as of a given date, Atlas’ cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Stock” means any of Atlas’ capital stock that is not Preferred Stock.

“Intangible Assets” means, in respect of Atlas as of a given date, the intangible assets of Atlas of the types, if any, presented in Atlas’ consolidated balance sheet.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)	Total Assets, less

(b)	Intangible Assets, less

(c)	Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of Atlas as of a given date, the non-recourse liabilities as described in subparts (a)-(h) of the definition of Total Borrowings and of the types, if any, presented in Atlas’ consolidated financial statements.

“Preferred Stock” means any of Atlas’ capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of Atlas’ affairs, over shares of Atlas’ Common Stock.

“Preferred Stock Amount” means, in respect of any series of Preferred Stock, the sum, without duplication, of (x) the aggregate liquidation preference of the outstanding shares of such Preferred Stock as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Stock as of the relevant measurement date.

“Total Assets” means, in respect of Atlas on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a)	all of the assets of Atlas of the types presented on its consolidated balance sheet; less

(b)	Cash and Cash Equivalents; less

(c)	Non-Recourse Liabilities; and less

(d)

assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Atlas is required to record on its books under U.S. GAAP even though Atlas is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of Atlas on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a)	the outstanding principal amount of any moneys borrowed; plus

(b)	the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)	the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)	the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)

the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f)

the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)	any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus

(h)

the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by Atlas to the extent that such guaranteed indebtedness is determined and given a value in respect of Atlas on a consolidated basis in accordance with U.S. GAAP; less

(i)	Cash and Cash Equivalents; less

(j)	Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(a)	indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(b)

indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that Atlas is required to record on its books under U.S. GAAP even though Atlas is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

No Sinking Fund

None of the Atlas preferred shares have the benefit of any sinking fund.

Exchange Listing

Atlas will apply for the listing of Atlas preferred shares to be issued in connection with the holding company reorganization on the NYSE.

For a further description of each series of Atlas preferred shares, see “—Atlas Series D Preferred Shares”, “—Atlas Series E Preferred Shares”, “—Atlas Series G Preferred Shares”, “—Atlas Series H Preferred Shares”, and “—Atlas Series I Preferred Shares” below.

Atlas Series D Preferred Shares

The following description of the Atlas Series D Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of Atlas articles of incorporation, including the Atlas Series D Statement of Designation designating the Atlas Series D Preferred Shares and setting forth the rights, preferences and limitations of the Atlas Series D Preferred Shares.

General

Upon consummation of the holding company reorganization, there will be 20,000,000 Atlas Series D Preferred Shares authorized and 5,093,728 Atlas Series D Preferred Shares issued and outstanding.

The Atlas Series D Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose. The Atlas Series D Preferred Shares will represent perpetual equity interests in Atlas and will not give rise to a claim for payment of a principal amount at a particular date. As such, the Atlas Series D Preferred Shares will rank junior to all of Atlas’ indebtedness and other liabilities with respect to assets available to satisfy claims against Atlas.

The Atlas Series D Preferred Shares will not be convertible into common shares or other of Atlas’ securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Atlas Series D Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Atlas Series D Preferred Shares will be subject to redemption, in whole or in part, at Atlas’ option. See “—Redemption.”

Liquidation Rights

The holders of outstanding Atlas Series D Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of Atlas’ affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of Atlas common shares or any other Junior Securities. A consolidation or merger of Atlas with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of Atlas’ affairs for this purpose. In the event that Atlas’ assets available for distribution to holders of the outstanding Atlas Series D Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, Atlas’ assets then remaining will be distributed among the Atlas Series D Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Atlas Series D Preferred Shares and Parity Securities, Atlas’ remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Atlas Series D Preferred Shares will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on the Atlas Series D Preferred Shares are in arrears, the holders of the Atlas Series D Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of Atlas’ board of directors, and the size of Atlas’ board of directors will be increased as needed to accommodate such change (unless the size of Atlas’ board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Atlas Series D Preferred Shares voted as a class for the election of such director). The right of such holders of Atlas Series D Preferred Shares to elect a member of Atlas’ board of directors will continue until such time as all dividends accumulated and in arrears on the Atlas Series D Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Atlas Series D Preferred Shares and any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Atlas Series D Preferred Shares and any other Parity Securities shall be entitled to one vote on any matter before Atlas’ board of directors.

Unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series D Preferred Shares, voting as a single class, Atlas may not adopt any amendment to its articles of incorporation that adversely alters the preferences, powers or rights of the Atlas Series D Preferred Shares.

In addition, unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series D Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, Atlas may not: (i) issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Atlas Series D Preferred Shares are in arrears; or (ii) create or issue any Senior Securities.

On any matter described above in which the holders of the Atlas Series D Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Atlas Series D Preferred Shares held by Atlas or any of Atlas’ subsidiaries or affiliates will not be entitled to vote.

Dividends

General

Holders of Atlas Series D Preferred Shares will be entitled to receive, when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose, cumulative cash dividends from the original issue date.

Dividend Rate

Dividends on the Atlas Series D Preferred Shares will be cumulative, commencing on the original issue date, and payable on each Dividend Payment Date, when, as and if declared by Atlas’ board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Atlas Series D Preferred Shares will accrue at a rate of 7.95% per annum per $25.00 stated liquidation preference per Atlas Series D Preferred Share.

Dividend Payment Dates

The “Dividend Payment Dates” for the Atlas Series D Preferred Shares will be each January 30, April 30, July 30 and October 30. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable dividend rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Atlas Series D Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, Atlas will pay those dividends, if any, on the Atlas Series D Preferred Shares that have been declared by Atlas’ board of directors to the holders of such shares as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by Atlas’ board of directors in accordance with Atlas bylaws then in effect and the Atlas Series D Statement of Designation.

So long as the Atlas Series D Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Atlas Series D Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Atlas Series D Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) Atlas is in compliance with the Net Worth to Preferred Stock Ratio described above. Accumulated dividends in arrears for any past dividend period may be declared by Atlas’ board of directors and paid on any date fixed by Atlas’ board of directors, whether or not a Dividend Payment Date, to holders of the Atlas Series D Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Atlas Series D Preferred Shares and any Parity Securities have not been declared and paid, or if sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears on the Atlas Series D Preferred Shares and any Parity Securities will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Atlas Series D Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Atlas Series D Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Atlas Series D Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Dividend Rate,” no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Atlas Series D Preferred Shares.

Redemption

Optional Redemption

Atlas may redeem, at its option, in whole or in part, the Atlas Series D Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose.

Redemption Procedures

Atlas will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (a) the redemption date, (b) the number of Atlas Series D Preferred Shares to be redeemed and, if less than all outstanding Atlas Series D Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (c) the redemption price, (d) the place where the Atlas Series D Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (e) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Atlas Series D Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Atlas, and such shares will be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Atlas Series D Preferred Shares are held of record by the nominee of the Securities Depository, Atlas will give notice, or cause notice to be given, to the Securities Depository of the number of Atlas Series D Preferred Shares to be redeemed, and the Securities Depository will determine the number of Atlas Series D Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Atlas Series D Preferred Shares for its own account). A participant may determine to redeem Atlas Series D Preferred Shares from some beneficial owners (including the participant itself) without redeeming Atlas Series D Preferred Shares from the accounts of other beneficial owners.

So long as the Atlas Series D Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If Atlas gives or causes to be given a notice of redemption, then Atlas will deposit with the Paying Agent funds sufficient to redeem the Atlas Series D Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless Atlas defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as Atlas’ shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. Atlas will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by Atlas for any reason, including, but not limited to, redemption of Atlas Series D Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to Atlas upon Atlas’ written request, after which repayment the holders of the Atlas Series D Preferred Shares entitled to such redemption or other payment shall have recourse only to Atlas.

If only a portion of the Atlas Series D Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Atlas Series D Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Atlas Series D Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by Atlas with the Paying Agent.

Atlas and its affiliates may from time to time purchase the Atlas Series D Preferred Shares, subject to compliance with all applicable securities and other laws. Neither Atlas nor any of its affiliates has any obligation, or any present plan or intention, to purchase any Atlas Series D Preferred Shares. Any shares repurchased and cancelled by Atlas will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Atlas Series D Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, Atlas may not repurchase, redeem or otherwise acquire, in whole or in part, any Atlas Series D Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Atlas Series D Preferred Shares and any Parity Securities. Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Atlas Series D Preferred Shares and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

Book-Entry System

All Atlas Series D Preferred Shares will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by Atlas) or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Atlas Series D Preferred Shares will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Atlas Series D Preferred Shares will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and Atlas has not selected a substitute Securities Depository within

60 calendar days thereafter. Payments and communications made by Atlas to holders of the Atlas Series D Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Atlas Series D Preferred Shares, each holder of Atlas Series D Preferred Shares must rely on (a) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Atlas Series D Preferred Shares and (b) the records of the Securities Depository and its participants to evidence its ownership of such Atlas Series D Preferred Shares.

The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Atlas Series D Preferred Shares, whether as a holder of the Atlas Series D Preferred Shares for its own account or as a nominee for another holder of the Atlas Series D Preferred Shares.

Atlas Series E Preferred Shares

The following description of the Atlas Series E Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of Atlas articles of incorporation, including the Atlas Series E Statement of Designation designating the Atlas Series E Preferred Shares and setting forth the rights, preferences and limitations of the Atlas Series E Preferred Shares.

General

Upon consummation of the holding company reorganization, there will be 15,000,000 Atlas Series E Preferred Shares authorized and 5,415,937 Atlas Series E Preferred Shares issued and outstanding.

The Atlas Series E Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose. The Atlas Series E Preferred Shares will represent perpetual equity interests in Atlas and will not give rise to a claim for payment of a principal amount at a particular date. As such, the Atlas Series E Preferred Shares will rank junior to all of Atlas’ indebtedness and other liabilities with respect to assets available to satisfy claims against Atlas.

The Atlas Series E Preferred Shares will not be convertible into common shares or other of Atlas’ securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Atlas Series E Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Atlas Series E Preferred Shares will be subject to redemption, in whole or in part, at Atlas’ option. See “—Redemption.”

Liquidation Rights

The holders of outstanding Atlas Series E Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of Atlas’ affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of Atlas common shares or any other Junior Securities. A consolidation or merger of Atlas with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of Atlas’ affairs for this purpose. In the event that Atlas’ assets available for distribution to holders of the outstanding Atlas Series E Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, Atlas’ assets then remaining will be distributed among the Atlas Series E Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Atlas Series E Preferred Shares and Parity Securities, Atlas’ remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Atlas Series E Preferred Shares have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on the Atlas Series E Preferred Shares are in arrears, the holders of the Atlas Series E Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of Atlas’ board of directors, and the size of Atlas’ board of directors will be increased as needed to accommodate such change (unless the size of Atlas’ board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Atlas Series E Preferred Shares voted as a class for the election of such director). The right of such holders of Atlas Series E Preferred Shares to elect a member of Atlas’ board of directors will continue until such time as all dividends accumulated and in arrears on the Atlas Series E Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Atlas Series E Preferred Shares and any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Atlas Series E Preferred Shares and any other Parity Securities shall be entitled to one vote on any matter before Atlas’ board of directors.

Unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series E Preferred Shares, voting as a single class, Atlas may not adopt any amendment to its articles of incorporation that adversely alters the preferences, powers or rights of the Atlas Series E Preferred Shares.

In addition, unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series E Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, Atlas may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Atlas Series E Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Atlas Series E Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Atlas Series E Preferred Shares held by Atlas or any of Atlas’ subsidiaries or affiliates will not be entitled to vote.

Dividends

General

Holders of Atlas Series E Preferred Shares will be entitled to receive, when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose, cumulative cash dividends from the original issue date.

Dividend Rate

Dividends on the Atlas Series E Preferred Shares will be cumulative, commencing on the original issue date, and payable on each Dividend Payment Date, when, as and if declared by Atlas’ board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Atlas Series E Preferred Shares will accrue at a rate of 8.25% per annum per $25.00 stated liquidation preference per Atlas Series E Preferred Share.

Dividend Payment Dates

The “Dividend Payment Dates” for the Atlas Series E Preferred Shares will be each January 30, April 30, July 30 and October 30. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable dividend rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Atlas Series E Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Atlas Series E Preferred Shares that have been declared by Atlas’ board of directors to the holders of such shares as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by Atlas’ board of directors in accordance with Atlas bylaws then in effect and the Atlas Series E Statement of Designation.

So long as the Atlas Series E Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Atlas Series E Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Atlas Series E Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) Atlas is in compliance with the Net Worth to Preferred Stock Ratio described above. Accumulated dividends in arrears for any past dividend period may be declared by Atlas’ board of directors and paid on any date fixed by Atlas’ board of directors, whether or not a Dividend Payment Date, to holders of the Atlas Series E Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Atlas Series E Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Atlas Series E Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Atlas Series E Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Atlas Series E Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Dividend Rate,” no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Atlas Series E Preferred Shares.

Redemption

Optional Redemption

Atlas may redeem, at its option, in whole or in part, the Atlas Series E Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose.

Redemption Procedures

Atlas will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (a) the redemption date, (b) the number of Atlas Series E Preferred Shares to be redeemed and, if less than all outstanding Atlas Series E Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (c) the redemption price, (d) the place where the Atlas Series E Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (e) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Atlas Series E Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Atlas, and such shares will be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Atlas Series E Preferred Shares are held of record by the nominee of the Securities Depository, Atlas will give notice, or cause notice to be given, to the Securities Depository of the number of Atlas Series E Preferred Shares to be redeemed, and the Securities Depository will determine the number of Atlas Series E Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Atlas Series E Preferred Shares for its own account). A participant may determine to redeem Atlas Series E Preferred Shares from some beneficial owners (including the participant itself) without redeeming Atlas Series E Preferred Shares from the accounts of other beneficial owners.

So long as the Atlas Series E Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If Atlas gives or causes to be given a notice of redemption, then Atlas will deposit with the Paying Agent funds sufficient to redeem the Atlas Series E Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless Atlas defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as Atlas’ shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. Atlas will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by Atlas for any reason, including, but not limited to, redemption of Atlas Series E Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to Atlas upon Atlas’ written request, after which repayment the holders of the Atlas Series E Preferred Shares entitled to such redemption or other payment shall have recourse only to Atlas.

If only a portion of the Atlas Series E Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Atlas Series E Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Atlas Series E Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by Atlas with the Paying Agent.

Atlas and its affiliates may from time to time purchase the Atlas Series E Preferred Shares, subject to compliance with all applicable securities and other laws. Neither Atlas nor any of its affiliates has any obligation, or any present plan or intention, to purchase any Atlas Series E Preferred Shares. Any shares repurchased and cancelled by Atlas will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Atlas Series E Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, Atlas may not repurchase, redeem or otherwise acquire, in whole or in part, any Atlas Series E Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Atlas Series E Preferred Shares and any Parity Securities. Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Atlas Series E Preferred Shares and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

Book-Entry System

All Atlas Series E Preferred Shares will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by Atlas), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Atlas Series E Preferred Shares will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Atlas Series E Preferred Shares will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and Atlas has not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by Atlas to holders of the Atlas Series E Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Atlas Series E Preferred Shares, each holder of Atlas Series E Preferred Shares must rely on (a) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Atlas Series E Preferred Shares and (b) the records of the Securities Depository and its participants to evidence its ownership of such Atlas Series E Preferred Shares.

The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Atlas Series E Preferred Shares, whether as a holder of the Atlas Series E Preferred Shares for its own account or as a nominee for another holder of the Atlas Series E Preferred Shares.

Atlas Series G Preferred Shares

The following description of the Atlas Series G Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of Atlas articles of incorporation, including the Atlas Series G Statement of Designation designating the Atlas Series G Preferred Shares and setting forth the rights, preferences and limitations of the Atlas Series G Preferred Shares.

General

Upon consummation of the holding company reorganization, there will be 15,000,000 Atlas Series G Preferred Shares authorized and 7,800,800 Atlas Series G Preferred Shares issued and outstanding.

The Atlas Series G Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose. The Atlas Series G Preferred Shares will represent perpetual equity interests in Atlas and will not give rise to a claim for payment of a principal amount at a particular date. As such, the Atlas Series G Preferred Shares will rank junior to all of Atlas’ indebtedness and other liabilities with respect to assets available to satisfy claims against Atlas.

The Atlas Series G Preferred Shares will not be convertible into common shares or other of Atlas’ securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Atlas Series G Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Atlas Series G Preferred Shares will be subject to redemption, in whole or in part, at Atlas’ option commencing on June 16, 2021. See “—Redemption.”

Liquidation Rights

The holders of outstanding Atlas Series G Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of Atlas’ affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of Atlas common shares or any other Junior Securities. A consolidation or merger of Atlas with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of Atlas’ affairs for this purpose. In the event that Atlas’ assets available for distribution to holders of the outstanding Atlas Series G Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, Atlas’ assets then remaining will be distributed among the Atlas Series G Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Atlas Series G Preferred Shares and Parity Securities, Atlas’ remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Atlas Series G Preferred Shares will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on the Atlas Series G Preferred Shares are in arrears, the holders of the Atlas Series G Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of Atlas’ board of directors, and the size of Atlas’ board of directors will be increased as needed to accommodate such change (unless the size of Atlas’ board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Atlas Series G Preferred Shares voted as a class for the election of such director). The right of such holders of Atlas Series G Preferred Shares to elect a member of Atlas’ board of directors will continue until such time as all dividends accumulated and in arrears on the Atlas Series G Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Atlas Series G Preferred Shares and any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Atlas Series G Preferred Shares and any other Parity Securities shall be entitled to one vote on any matter before Atlas’ board of directors.

Unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series G Preferred Shares, voting as a single class, Atlas may not adopt any amendment to its articles of incorporation that adversely alters the preferences, powers or rights of the Atlas Series G Preferred Shares.

In addition, unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series G Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, Atlas may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Atlas Series G Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Atlas Series G Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Atlas Series G Preferred Shares held by Atlas or any of Atlas’ subsidiaries or affiliates will not be entitled to vote.

Dividends

General

Holders of Atlas Series G Preferred Shares will be entitled to receive, when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose, cumulative cash dividends from the original issue date.

Dividend Rate

Dividends on the Atlas Series G Preferred Shares will be cumulative, commencing on the original issue date, and payable on each Dividend Payment Date, when, as and if declared by Atlas’ board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Atlas Series G Preferred Shares will accrue at a rate of 8.20% per annum per $25.00 stated liquidation preference per Atlas Series G Preferred Share.

Dividend Payment Dates

The “Dividend Payment Dates” for the Atlas Series G Preferred Shares will be each January 30, April 30, July 30 and October 30. Dividends accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable dividend rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Atlas Series G Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, Atlas will pay those dividends, if any, on the Atlas Series G Preferred Shares that have been declared by Atlas’ board of directors to the holders of such shares as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by Atlas’ board of directors in accordance with Atlas bylaws then in effect and the Atlas Series G Statement of Designation.

So long as the Atlas Series G Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Atlas Series G Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Atlas Series G Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) Atlas is in compliance with the Net Worth to Preferred Stock Ratio described above. Accumulated dividends in arrears for any past dividend period may be declared by Atlas’ board of directors and paid on any date fixed by Atlas’ board of directors, whether or not a Dividend Payment Date, to holders of the Atlas Series G Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Atlas Series G Preferred Shares and any Parity Securities have not been declared and paid, or if sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears on the Atlas Series G Preferred Shares and any Parity Securities will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Atlas Series G Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Atlas Series G Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Atlas Series G Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Dividend Rate,” no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Atlas Series G Preferred Shares.

Redemption

Optional Redemption

Commencing on June 16, 2021, Atlas may redeem, at Atlas’ option, in whole or in part, the Atlas Series G Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose.

Redemption Procedures

Atlas will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (a) the redemption date, (b) the number of Atlas Series G Preferred Shares to be redeemed and, if less than all outstanding Atlas Series G Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (c) the redemption price, (d) the place where the Atlas Series G Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (e) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Atlas Series G Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Atlas, and such shares will be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Atlas Series G Preferred Shares are held of record by the nominee of the Securities Depository, Atlas will give notice, or cause notice to be given, to the Securities Depository of the number of Atlas Series G Preferred Shares to be redeemed, and the Securities Depository will determine the number of Atlas Series G Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Atlas Series G Preferred Shares for its own account). A participant may determine to redeem Atlas Series G Preferred Shares from some beneficial owners (including the participant itself) without redeeming Atlas Series G Preferred Shares from the accounts of other beneficial owners.

So long as the Atlas Series G Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If Atlas gives or causes to be given a notice of redemption, then Atlas will deposit with the Paying Agent funds sufficient to redeem the Atlas Series G Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless Atlas defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as Atlas’ shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. Atlas will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by Atlas for any reason, including, but not limited to, redemption of Atlas Series G Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to Atlas upon Atlas’ written request, after which repayment the holders of the Atlas Series G Preferred Shares entitled to such redemption or other payment shall have recourse only to Atlas.

If only a portion of the Atlas Series G Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Atlas Series G Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Atlas Series G Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by Atlas with the Paying Agent.

Atlas and its affiliates may from time to time purchase the Atlas Series G Preferred Shares, subject to compliance with all applicable securities and other laws. Neither Atlas nor any of its affiliates has any obligation, or any present plan or intention, to purchase any Atlas Series G Preferred Shares. Any shares repurchased and cancelled by Atlas will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Atlas Series G Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, Atlas may not repurchase, redeem or otherwise acquire, in whole or in part, any Atlas Series G Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Atlas Series G Preferred Shares and any Parity Securities. Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Atlas Series G Preferred Shares and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

Book-Entry System

All Atlas Series G Preferred Shares will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by Atlas), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Atlas Series G Preferred Shares will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Atlas Series G Preferred Shares will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and Atlas has not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by Atlas to holders of the Atlas Series G Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Atlas Series G Preferred Shares, each holder of Atlas Series G Preferred Shares must rely on (a) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Atlas Series G Preferred Shares and (b) the records of the Securities Depository and its participants to evidence its ownership of such Atlas Series G Preferred Shares.

The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The

Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e. ownership interests) held by its participants in the Atlas Series G Preferred Shares, whether as a holder of the Atlas Series G Preferred Shares for its own account or as a nominee for another holder of the Atlas Series G Preferred Shares.

Atlas Series H Preferred Shares

The following description of the Atlas Series H Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of Atlas articles of incorporation, including the Atlas Series H Statement of Designation designating the Atlas Series H Preferred Shares and setting forth the rights, preferences and limitations of the Atlas Series H Preferred Shares.

General

Upon consummation of the holding company reorganization, there will be 15,000,000 Atlas Series H Preferred Shares authorized and 9,025,105 Atlas Series H Preferred Shares issued and outstanding.

The Atlas Series H Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose. The Atlas Series H Preferred Shares will represent perpetual equity interests in Atlas and will not give rise to a claim for payment of a principal amount at a particular date. As such, the Atlas Series H Preferred Shares will rank junior to all of Atlas’ indebtedness and other liabilities with respect to assets available to satisfy claims against Atlas.

The Atlas Series H Preferred Shares will not be convertible into common shares or other of Atlas’ securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Atlas Series H Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Atlas Series H Preferred Shares will be subject to redemption, in whole or in part, at Atlas’ option commencing on August 11, 2021. See “—Redemption.”

Liquidation Rights

The holders of outstanding Atlas Series H Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of Atlas’ affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of Atlas common shares or any other Junior Securities. A consolidation or merger of Atlas with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of Atlas’ affairs for this purpose. In the event that Atlas’ assets available for distribution to holders of the outstanding Atlas Series H Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, Atlas’ assets then remaining will be distributed among the Atlas Series H Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Atlas Series H Preferred Shares and Parity Securities, Atlas’ remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Atlas Series H Preferred Shares will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on the Atlas Series H Preferred Shares are in arrears, the holders of the Atlas Series H Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of Atlas’ board of directors, and the size of Atlas’ board of directors will be increased as needed to accommodate such change (unless the size of Atlas’ board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Atlas Series H Preferred Shares voted as a class for the election of such director). The right of such holders of Atlas Series H Preferred Shares to elect a member of Atlas’ board of directors will continue until such time as all dividends accumulated and in arrears on the Atlas Series H Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Atlas Series H Preferred Shares and any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Atlas Series H Preferred Shares and any other Parity Securities shall be entitled to one vote on any matter before Atlas’ board of directors.

Unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series H Preferred Shares, voting as a single class, Atlas may not adopt any amendment to its articles of incorporation that adversely alters the preferences, powers or rights of the Atlas Series H Preferred Shares.

In addition, unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series H Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, Atlas may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Atlas Series H Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Atlas Series H Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Atlas Series H Preferred Shares held by Atlas or any of Atlas’ subsidiaries or affiliates will not be entitled to vote.

Dividends

General

Holders of Atlas Series H Preferred Shares will be entitled to receive, when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose, cumulative cash dividends from the original issue date.

Dividend Rate

Dividends on the Atlas Series H Preferred Shares will be cumulative, commencing on the original issue date, and payable on each Dividend Payment Date, when, as and if declared by Atlas’ board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Atlas Series H Preferred Shares will accrue at a rate of 7.875% per annum per $25.00 stated liquidation preference per Atlas Series H Preferred Share.

Dividend Payment Dates

The “Dividend Payment Dates” for the Atlas Series H Preferred Shares will be each January 30, April 30, July 30 and October 30. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend

Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable dividend rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Atlas Series H Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, Atlas will pay those dividends, if any, on the Atlas Series H Preferred Shares that have been declared by Atlas’ board of directors to the holders of such shares as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by Atlas’ board of directors in accordance with Atlas bylaws then in effect and the Atlas Series H Statement of Designation.

So long as the Atlas Series H Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Atlas Series H Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Atlas Series H Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) Atlas is in compliance with the Net Worth to Preferred Stock Ratio described above. Accumulated dividends in arrears for any past dividend period may be declared by Atlas’ board of directors and paid on any date fixed by Atlas’ board of directors, whether or not a Dividend Payment Date, to holders of the Atlas Series H Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Atlas Series H Preferred Shares and any Parity Securities have not been declared and paid, or if sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears on the Atlas Series H Preferred Shares and any Parity Securities will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Atlas Series H Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Atlas Series H Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Atlas Series H Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Dividend Rate,” no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Atlas Series H Preferred Shares.

Redemption

Optional Redemption

Commencing on August 11, 2021, Atlas may redeem, at its option, in whole or in part, the Atlas Series H Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose.

Redemption Procedures

Atlas will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (a) the redemption date, (b) the number of Atlas Series H Preferred Shares to be redeemed and, if less than all outstanding Atlas Series H Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (c) the redemption price, (d) the place where the Atlas Series H Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (e) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Atlas Series H Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Atlas, and such shares will be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Atlas Series H Preferred Shares are held of record by the nominee of the Securities Depository, Atlas will give notice, or cause notice to be given, to the Securities Depository of the number of Atlas Series H Preferred Shares to be redeemed, and the Securities Depository will determine the number of Atlas Series H Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Atlas Series H Preferred Shares for its own account). A participant may determine to redeem Atlas Series H Preferred Shares from some beneficial owners (including the participant itself) without redeeming Atlas Series H Preferred Shares from the accounts of other beneficial owners.

So long as the Atlas Series H Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If Atlas gives or causes to be given a notice of redemption, then Atlas will deposit with the Paying Agent funds sufficient to redeem the Atlas Series H Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless Atlas defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as Atlas’ shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. Atlas will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by Atlas for any reason, including, but not limited to, redemption of Atlas Series H Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to Atlas upon Atlas’ written request, after which repayment the holders of the Atlas Series H Preferred Shares entitled to such redemption or other payment shall have recourse only to Atlas.

If only a portion of the Atlas Series H Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Atlas Series H Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Atlas Series H Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by Atlas with the Paying Agent.

Atlas and its affiliates may from time to time purchase the Atlas Series H Preferred Shares, subject to compliance with all applicable securities and other laws. Neither Atlas nor any of its affiliates has any obligation, or any present plan or intention, to purchase any Atlas Series H Preferred Shares. Any shares repurchased and cancelled by Atlas will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Atlas Series H Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, Atlas may not repurchase, redeem or otherwise acquire, in whole or in part, any Atlas Series H Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Atlas Series H Preferred Shares and any Parity Securities. Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Atlas Series H Preferred Shares and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

Book-Entry System

All Atlas Series H Preferred Shares will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by Atlas), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Atlas Series H Preferred Shares will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Atlas Series H Preferred Shares will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and Atlas has not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by Atlas to holders of the Atlas Series H Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Atlas Series H Preferred Shares, each holder of Atlas Series H Preferred Shares must rely on (a) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Atlas Series H Preferred Shares and (b) the records of the Securities Depository and its participants to evidence its ownership of such Atlas Series H Preferred Shares.

The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e. ownership interests) held by its participants in the Atlas Series H Preferred Shares, whether as a holder of the Atlas Series H Preferred Shares for its own account or as a nominee for another holder of the Atlas Series H Preferred Shares.

Atlas Series I Preferred Shares

The following description of the Atlas Series I Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of Atlas articles of incorporation, including the Atlas Series I Statement of Designation designating the Atlas Series I Preferred Shares and setting forth the rights, preferences and limitations of the Atlas Series I Preferred Shares.

General

Upon consummation of the holding company reorganization, there will be 6,000,000 Atlas Series I Preferred Shares authorized and 6,000,000 Atlas Series I Preferred Shares issued and outstanding.

The Atlas Series I Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose. The Atlas Series I Preferred Shares will represent perpetual equity interests in Atlas and will not give rise to a claim for payment of a principal amount at a particular date. As such, the Atlas Series I Preferred Shares will rank junior to all of Atlas’ indebtedness and other liabilities with respect to assets available to satisfy claims against Atlas.

The Atlas Series I Preferred Shares will not be convertible into common shares or other of Atlas’ securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Atlas Series I Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Atlas Series I Preferred Shares are subject to redemption, in whole or in part, at Atlas’ option commencing on October 30, 2023. See “—Redemption.”

Liquidation Rights

The holders of outstanding Atlas Series I Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of Atlas’ affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of Atlas common shares or any other Junior Securities. A consolidation or merger of Atlas with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of Atlas’ affairs for this purpose. In the event that Atlas’ assets available for distribution to holders of the outstanding Atlas Series I Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, Atlas’ assets then remaining will be distributed among the Atlas Series I Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Atlas Series I Preferred Shares and Parity Securities, Atlas’ remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Atlas Series I Preferred Shares will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly dividends, whether consecutive or not, payable on the Atlas Series I Preferred Shares are in arrears, the holders of the Atlas Series I Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of Atlas’ board of directors, and the size of Atlas’ board of directors will be increased as needed to accommodate such change (unless the size of Atlas’ board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Atlas Series I Preferred Shares voted as a class for the election of such director). The right of such holders of Atlas Series I Preferred Shares to elect a member of Atlas’ board of directors will continue until such time as all dividends accumulated and in arrears on the Atlas Series I Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Atlas Series I Preferred Shares and any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Atlas Series I Preferred Shares and any other Parity Securities shall be entitled to one vote on any matter before Atlas’ board of directors.

Unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series I Preferred Shares, voting as a single class, Atlas may not adopt any amendment to its articles of incorporation that adversely alters the preferences, powers or rights of the Atlas Series I Preferred Shares.

In addition, unless Atlas has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Atlas Series I Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, Atlas may not:

•	issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Atlas Series I Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Atlas Series I Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share. The Atlas Series I Preferred Shares held by Atlas or any of Atlas’ subsidiaries or affiliates will not be entitled to vote

Dividends

General

Holders of Atlas Series I Preferred Shares will be entitled to receive, when, as and if declared by Atlas’ board of directors out of legally available funds for such purpose, cumulative cash dividends from the original issue date.

Dividend Rate

Dividends on the Atlas Series I Preferred Shares will be cumulative, commencing on the original issue date, and payable on each Dividend Payment Date, when, as and if declared by Atlas’ board of directors or any authorized committee thereof out of legally available funds for such purpose. Up to, but excluding, October 30, 2023 (the “Fixed Rate Period”) dividends on the Atlas Series I Preferred Shares will accrue at a rate of 8.00% per annum per $25.00 stated liquidation preference per Atlas Series I Preferred Shares. From and including October 30, 2023 (the “Floating Rate Period”), the dividend rate will be a floating rate equal to the Three-Month LIBOR Rate (as defined below) plus a spread of 5.008% per annum per $25.00 stated liquidation preference per Atlas Series I Preferred Share.

For each Dividend Period during the Floating Rate Period, the “Three-Month LIBOR Rate” will be determined by Atlas, as of the applicable Dividend Determination Date (as defined below), in accordance with the following provisions:

•

the Three-Month LIBOR Rate will be the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date; or

•

if no such rate appears on “Reuters Page LIBOR01” or if the “Reuters Page LIBOR01” is not available at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date, then Atlas will select four nationally-recognized banks in the London interbank market and request that the principal London officers of those four selected banks provide Atlas with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Dividend Determination Date for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in Atlas’ discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such

Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Dividend Determination Date for such Dividend Period by three nationally-recognized banks in New York, New York, selected by Atlas, for loans in U.S. dollars to nationally-recognized European banks (as selected by Atlas), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in Atlas’ discretion, is representative of a single transaction in U.S. dollars in that market at that time. If no quotation is provided as described above, then if a Calculation Agent (as defined below) has not been appointed at such time, Atlas will appoint a Calculation Agent who shall, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London Business Day immediately preceding the first day of such Dividend Period in its sole discretion. If the Calculation Agent is unable or unwilling to determine LIBOR as provided in the immediately preceding sentence, the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the Three-Month LIBOR Rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the immediately preceding sentence, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Three-Month LIBOR Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

Notwithstanding the foregoing:

•

If Atlas determines on the relevant Dividend Determination Date that the Three-Month LIBOR Rate has been discontinued, then Atlas will appoint a Calculation Agent and the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the Three-Month LIBOR Rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate, and

•

If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Three-Month LIBOR Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“Calculation Agent” means a third party independent financial institution of national standing with experience providing such services, which has been selected by Atlas.

“Dividend Determination Date” means the London Business Day (as defined below) immediately preceding the first date of the applicable Dividend Period.

“Dividend Period” means the period from, and including, a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited, or ICE, or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Dividend Payment Dates

The “Dividend Payment Dates” for the Atlas Series I Preferred Shares will be each January 30, April 30, July 30 and October 30. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated dividends at the applicable dividend rate. If any Dividend Payment Date during the Fixed Rate Period otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends for the period between the Dividend Payment date and such immediately succeeding Business Day. If any Dividend Payment Date during the Floating Rate Period otherwise would fall on a day that is not a Business Day, then the Dividend Payment Date will be the immediately succeeding Business Day. If any such Dividend Payment Date is postponed during the Floating Rate Period as described in the immediately preceding sentence, the amount of the dividend for the relevant Dividend Period will be adjusted accordingly. Dividends payable on the Atlas Series I Preferred Shares for any Dividend Period during the Fixed Rate Period will be calculated based on a 360-day year consisting of twelve 30-day months. Dividends payable on the Atlas Series I Preferred Shares for any Dividend Period during the Floating Rate Period will be calculated based on a 360-day year and the number of days actually elapsed during such Dividend Period.

“Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, Atlas will pay those dividends, if any, on the Atlas Series I Preferred Shares that have been declared by Atlas’ board of directors to the holders of such shares as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or the Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by Atlas’ board of directors in accordance with Atlas bylaws then in effect and the Atlas Series I Statement of Designation.

So long as the Atlas Series I Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Atlas Series I Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Atlas Series I Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) Atlas is in compliance with the Net Worth to Preferred Stock Ratio described above. Accumulated dividends in arrears for any past dividend period may be declared by Atlas’ board of directors and paid on any date fixed by Atlas’ board of directors, whether or not a Dividend Payment Date, to holders of the Atlas Series I Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Atlas Series I Preferred Shares and any Parity Securities have not been declared and paid, or if sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears on the Atlas Series I Preferred Shares and any Parity Securities will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Atlas Series I Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Atlas Series I Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Atlas Series I Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “—Dividends—Dividend Rate,” no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Atlas Series I Preferred Shares.

Redemption

Optional Redemption

Commencing on October 30, 2023, Atlas may redeem, at Atlas’ option, in whole or in part, the Atlas Series I Preferred Shares at a redemption price in cash equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose.

Redemption Procedures

Atlas will give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on Atlas’ stock transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (a) the redemption date, (b) the number of Atlas Series I Preferred Shares to be redeemed and, if less than all outstanding Atlas Series I Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (c) the redemption price, (d) the place where the Atlas Series I Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (e) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Atlas Series I Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by Atlas, and such shares will be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Atlas Series I Preferred Shares are held of record by the nominee of the Securities Depository, Atlas will give notice, or cause notice to be given, to the Securities Depository of the number of Atlas Series I Preferred Shares to be redeemed, and the Securities Depository will determine the number of Atlas Series I Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Atlas Series I Preferred Shares for its own account). A participant may determine to redeem Atlas Series I Preferred Shares from some beneficial owners (including the participant itself) without redeeming Atlas Series I Preferred Shares from the accounts of other beneficial owners.

So long as the Atlas Series I Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If Atlas gives or causes to be given a notice of redemption, then Atlas will deposit with the Paying Agent funds sufficient to redeem the Atlas Series I Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless Atlas defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as Atlas’ shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends through the date fixed for redemption, whether or not declared. Atlas will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by Atlas for any reason, including, but not limited to, redemption of Atlas Series I Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to Atlas upon Atlas’ written request, after which repayment the holders of the Atlas Series I Preferred Shares entitled to such redemption or other payment shall have recourse only to Atlas.

If only a portion of the Atlas Series I Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Atlas Series I Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Atlas Series I Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by Atlas with the Paying Agent.

Atlas and its affiliates may from time to time purchase the Atlas Series I Preferred Shares, subject to compliance with all applicable securities and other laws. Neither Atlas nor any of its affiliates has any obligation, or any present plan or intention, to purchase any Atlas Series I Preferred Shares. Any shares repurchased and cancelled by Atlas will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Atlas Series I Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, Atlas may not repurchase, redeem or otherwise acquire, in whole or in part, any Atlas Series I Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Atlas Series I Preferred Shares and any Parity Securities. Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Atlas Series I Preferred Shares and any Parity for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

Book-Entry System

All Atlas Series I Preferred Shares will be represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by Atlas), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Atlas Series I Preferred Shares will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Atlas Series I Preferred Shares will be entitled to receive a certificate evidencing such shares unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and Atlas has not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by Atlas to holders of the Atlas Series I Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Atlas Series I Preferred Shares, each holder of Atlas Series I Preferred Shares must rely on (a) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Atlas Series I Preferred Shares and (b) the records of the Securities Depository and its participants to evidence its ownership of such Atlas Series I Preferred Shares.

The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e. ownership interests) held by its participants in the Atlas Series I Preferred Shares, whether as a holder of the Atlas Series I Preferred Shares for its own account or as a nominee for another holder of the Atlas Series I Preferred Shares.

COMPARATIVE RIGHTS OF SEASPAN AND ATLAS SHAREHOLDERS

As a result of the holding company reorganization, holders of Seaspan common shares will receive Atlas common shares and holders of Seaspan preferred shares will receive Atlas preferred shares, and will thereafter have the rights of Atlas shareholders. Seaspan and Atlas are both incorporated under the laws of the Republic of the Marshall Islands, and the rights of Seaspan and Atlas shareholders are governed by the Republic of the Marshall Islands laws, including the BCA, and their respective articles of incorporation and bylaws.

The rights of holders of Atlas common shares and Atlas preferred shares after giving effect to the holding company reorganization will be substantially similar in all material respects to the current rights of holders of Seaspan common shares and Seaspan preferred shares, as applicable. Except for changes to Article VI of the articles of incorporation described below and in Proposal II: The Atlas Charter Proposal, all other changes included in the organization documents of Atlas (compared to the organization documents of Seaspan), including, but not limited to Statements of Designation for series of Atlas preferred shares, are ministerial in nature, including fixed typographical errors, changes made for consistency purposes and removed outdated provisions that are no longer in effect.

The following table summarizes differences between the rights of holders of Seaspan common shares and holders of Atlas common shares. This summary may not contain all of the information that is important to you and does not purport to be a complete discussion of shareholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist. This summary is qualified in its entirety by reference to the full text of (i) the BCA, (ii) the Seaspan articles of incorporation and the Seaspan Second Amended and Restated Bylaws (“Seaspan bylaws”), each as currently in effect, and (iii) the Atlas articles of incorporation and the Atlas bylaws, each as will be in effect upon the consummation of the holding company reorganization and assuming holders of Seaspan common shares approve the holding company reorganization proposal and the Atlas charter proposal.

Approval of the Atlas charter proposal is not a condition to the completion of the holding company reorganization. If holders of Seaspan common shares approve the holding company reorganization proposal, but do not approve the Atlas charter proposal, the text of the provision containing an exemption from the restrictions on a business combination with an interested shareholder in Article VI of the Atlas articles of incorporation will be the same as the text of such provision in Article VI of the current Seaspan articles of incorporation.

You are urged to read carefully the relevant provisions of the BCA, as well as the Seaspan articles of incorporation and Seaspan bylaws, copies of which have been filed with the SEC, and the Atlas articles of incorporation and Atlas bylaws, copies of which are attached to the Merger Agreement as Exhibit A and Exhibit B, respectively. See “Where You Can Find More Information.”

Shareholder Right	Seaspan	Atlas
Articles of Incorporation

Article I. Purpose	The purpose of Seaspan is to engage in any lawful act or activity relating to the business of chartering or rechartering containerships to others, any other lawful act or activity customarily conducted in conjunction with the chartering or rechartering of containerships to others, and any other lawful act or activity approved (a) by the Board of Directors and (b) so long as the management agreement, as	The purpose of Atlas will be to engage in any lawful act or activity for which corporations may be organized under the BCA.

Shareholder Right	Seaspan	Atlas

amended from time to time, between the Corporation and Seaspan Management Services Limited (or its successors or assigns), dated on or around July 2005 (the “Management Agreement”) has not been terminated, by the majority of the outstanding Class C Common Shares, voting separately as a class.

“Containerships” includes any ocean-going vessel that is intended to be used primarily to transport containers or is being used primarily to transport containers.

Notwithstanding the above, Seaspan may engage in any lawful act or activity not otherwise permitted hereby if such is related to any business operation acquired as part of an acquisition of an entity or business, a majority of whose value, as determined by the Board of Directors, is attributable to acts and activities permitted by the first sentence of this paragraph, provided, that such act or activities are not subsequently expanded in any material respect.

Article III. Authorized Shares

The aggregate number of shares of stock that Seaspan has authority to issue is 575,000,100, consisting of registered common shares and registered preferred shares.

Seaspan is authorized to issue 425,000,100 common shares, consisting of 400,000,000 Class A common shares, each with a par value of US$0.01 (the “Class A Common Shares”), 25,000,000 Class B common shares, each with a par value of US$0.01 (the “Class B Common Shares”), and 100 Class C common shares, each with a par value of US$0.01 (the “Class C Common Shares,” together with the Class A Common Shares and the Class B Common Shares, the “Common Shares”). No Class B Common Shares or Class C Common Shares were

The aggregate number of shares of stock that Atlas will have authority to issue is 550,000,000, consisting of registered common shares and registered preferred shares.

Atlas will be authorized to issue 400,000,000 common shares (the “Common Shares”) and 150,000,000 preferred shares, each with a par value of US$0.01 (the “Preferred Shares”).

Atlas will have authority to issue only one class of Common Shares, and all references to Class A Common Shares, Class B Common Shares, Class C Common Shares, or classes of Common Shares in general, as well as any related provisions in the Seaspan articles of incorporation and Seaspan bylaws were either changed to references to Common Shares or deleted, as applicable, in the Atlas

Shareholder Right	Seaspan	Atlas
	outstanding as of the date of this proxy statement/prospectus. Seaspan is authorized to issue 150,000,000 preferred shares, each with a par value of US$0.01.	articles of incorporation and Atlas bylaws.

Article IV. Dividends	Seaspan articles of incorporation include detailed provisions related to the payment of dividends that were adopted at the time of Seaspan’s initial public offering in 2005 (the “Initial Public Offering”) and are no longer in effect (“Outdated Dividend Provisions”), as well as the provision related to the Board’s general authority to declare dividends.

The Board of Directors, in its sole discretion, may determine whether to declare and pay dividends to the shareholders at any time. Subject to the rights of any outstanding Preferred Shares, any dividends that are declared and paid by the Board of Directors with respect to the Common Shares must be declared and paid in accordance with the provisions of the Atlas articles of incorporation. Dividends shall be paid in cash unless the Board of Directors has authorized a distribution in kind. The Board of Directors shall determine the fair market value of any dividend to be paid in kind. Any dividends to be paid in kind (other than in the nature of a stock split) shall then be declared and paid in accordance with the provisions of the Atlas articles of incorporation as if the fair market value were cash.

The foregoing general authority provision is the same as the provision in the Seaspan articles of incorporation, and Outdated Dividend Provisions will not be included in the Atlas articles of incorporation.

Article V. Board of Directors

The number of persons constituting the Board of Directors of Seaspan shall not be less than three (3) or more than eleven (11), as fixed from time to time by the Board of Directors.

Until Seaspan’s 2016 annual meeting of shareholders, the Board of Directors of Seaspan was divided into three classes. The Seaspan articles of incorporation provide that, (i) effective immediately prior to the commencement of the 2016 Annual Meeting of Shareholders, the division of the directors into three classes and the related provisions of the Seaspan articles of incorporation terminated

The number of persons constituting the Board of Directors of Atlas will be not less than three (3) or more than eleven (11), as fixed from time to time by the Board of Directors.

At each annual meeting of shareholders, each director will be elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified.

Provisions of the Seaspan articles of incorporation related to the classified board that are no longer in effect will

Shareholder Right	Seaspan	Atlas
	and are of no further force or effect, and (ii) at each annual meeting of shareholders beginning with the 2016 Annual Meeting of Shareholders (and all subsequent annual meetings of the Corporation’s shareholders), each director shall be elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified.	not be included in the Atlas articles of incorporation.

Article VI. Business Combinations	Seaspan shall not engage in any Business Combination with any Interested Shareholder (as such terms are defined in the Seaspan articles of incorporation) for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, subject to certain exceptions, including, without limitation, if (i) the shareholder became an Interested Shareholder prior to the completion of the Initial Public Offering; or (ii) the Interested Shareholder is Gerry Wang, Graham Porter, Dennis Washington, Kyle Washington, or any of their Affiliates, or any person that purchases shares from any of those individuals or any of their Affiliates (the “Transferee Person”), provided, the Transferee Person does not own more than 1% of the Corporation’s outstanding shares at the time of such acquisition or acquire more than an additional 1% of the Corporation’s outstanding shares other than from those individuals or any of their Affiliates.

The Atlas articles of incorporation will contain Article VI, which is similar to Article VI in the Seaspan articles of incorporation, except that (i) the exception to Business Combination prohibition related to the Initial Public Offering will be deleted, and (ii) assuming the holding company reorganization proposal and the Atlas charter proposal are approved by holders of Seaspan common shares, the exception related to the identity of the Interested Shareholder will be revised to replace Gerry Wang, Graham Porter and Kyle Washington with Copper Lion, Inc. and Fairfax Financial Holdings Limited to read as follows:

“the Interested Shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited, or any of their Affiliates, or any person that purchases shares from any of those persons or any of their Affiliates.”

Bylaws

Article II. Shareholders Meeting	Unless otherwise required by law or Seaspan articles of incorporation, special meetings of the shareholders, for any purpose or purposes may be called only by (a) the Chairman of the Board or, if applicable, the longest- serving Co-Chairman of the Board, (b) written notice to the Board of Directors by any two members of the	Unless otherwise required by law or Atlas articles of incorporation, special meetings of the shareholders, for any purpose or purposes may be called only by (a) the Chairman of the Board or, if applicable, the longest-serving Co-Chairman of the Board, (b) written notice to the Board of Directors by any two members of the Executive

Shareholder Right	Seaspan	Atlas
Executive Committee or (c) a resolution of the Board of Directors. The business transacted at Seaspan’s special meeting is limited to the purposes stated in the notice.

Committee or (c) a resolution of the Board of Directors.

No other person or persons will be permitted to call a special meeting, unless otherwise prescribed by law. No business may be conducted at the special meeting other than business brought before the meeting by the Board and specified in the notice.

MATERIAL UNITED STATES TAX CONSIDERATIONS

Material U.S. Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the holding company reorganization and the ownership of Atlas shares. This discussion is based on current provisions of the Code, treasury regulations promulgated under the Code (“Treasury Regulations”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No rulings from the IRS have been or will be sought with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts nor does it in any way constitute an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of Atlas shares may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of Atlas shares who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding Atlas shares as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding shares of Atlas shares through partnerships, trusts or other entities (except as specifically provided below); persons that actually or constructively own 5% or more of the combined voting power of our voting stock (except as specifically provided below) or Seaspan voting stock or of the total value of Atlas shares or Seaspan shares; a person that acquired Seaspan shares pursuant to the exercise of employee stock options or otherwise as compensation; persons that purchased Seaspan shares or sells Atlas shares as part of a wash sale for tax purposes; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Atlas shares that is, for U.S. federal income tax purposes: an individual that is a citizen or resident of the United States; a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust, if a court within the United States can exercise primary supervision over its administration, and one or more “United States persons” (as defined in the Code) have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a domestic trust on August 19, 1996 and validly elected to continue to be treated as a domestic trust). For purposes of this discussion, a beneficial owner of Atlas shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Atlas shares, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding Atlas shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of Atlas shares.

We urge beneficial owners of Atlas shares to consult their own tax advisors as to the particular tax considerations applicable to them relating to the holding company reorganization and ownership and disposition of Atlas shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

U.S. Federal Income Taxation of the Holding Company Reorganization

The Issuance of Atlas Shares Upon the Cancellation of Seaspan Shares Pursuant to the Holding Company Reorganization

We intend to take the position that the holding company reorganization constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. As a result, the issuance of Atlas shares upon the cancellation of Seaspan shares should be tax-free to you. Your tax basis in Atlas shares held after the consummation of the holding company reorganization should equal your tax basis in the Seaspan shares held prior to the cancellation, and your holding period for Atlas shares held after the consummation of the holding company reorganization should include your holding period in respect of the Seaspan shares held prior to the cancellation.

Neither Atlas nor Seaspan has obtained or will obtain a ruling from the U.S. Internal Revenue Service (the “IRS”) that the holding company reorganization will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Consequently, there is no guarantee that the IRS will treat the holding company reorganization in the manner described herein.

You should consult your own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the holding company reorganization in your particular circumstances.

The discussion regarding the tax consequences of the holding company reorganization is based on determinations by Seaspan that Seaspan is not and has not been a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. See the discussion below under “—PFIC Considerations—Consequences of the Holding Company Reorganization” for the consequences if Seaspan were treated as a PFIC.

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of the rules applicable to a PFIC below, any distributions made by us with respect to Atlas shares to a U.S. Holder will constitute dividends, which will be taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in Atlas shares on a dollar-for-dollar basis and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the shares for more than one year.

In the case of a U.S. Holder that is a corporation owning at least 10 percent of Atlas shares by vote and value, a dividend received by such a U.S. Holder on a share of Atlas shares may be eligible for a dividends-received deduction with respect to the U.S. source portion of such dividends, if any. Such corporate U.S. Holders must have owned such shares for over 46 days during the 91-day period beginning on the date which is 45 days before the ex-dividend date. The Code also provides a dividends-received deduction for a dividend received from a “specified 10-percent owned foreign corporation” by a U.S. corporation that is a 10% U.S. Shareholder (as defined below under the special rules described in “Controlled Foreign Corporations”) with respect to the foreign-source portion of such dividend. However, the deduction for the foreign-source portion of dividends received by specified 10-percent owned foreign corporations is generally disallowed in its entirety if the common share with respect to which the dividend is paid is owned by such corporate U.S. Holder for less than 366 days during the 731-day period beginning on the date which is 365 days before the date on which the common share becomes ex-dividend with respect to such dividend.

A U.S. Holder that is a corporation should consider the effect of Section 246A of the Code, which reduces the dividend-received deduction allowed with respect to “debt-financed portfolio stock.” Furthermore, a U.S.

Holder that is a corporation may be required to reduce its basis in Atlas shares as a result of the receipt of certain “extraordinary dividends.” Dividends paid with respect to Atlas shares should generally be treated as foreign source income and generally will be “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes, unless the source of Atlas’ income materially changes from the source of income derived by Seaspan’s historic activities.

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum rate of 37%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year, (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Because Atlas common shares will be traded on the NYSE, dividends paid to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate. However, if the NYSE were to delist our shares from trading on its exchange, future dividends may not constitute qualified dividend income. See “Risk Factors” above.

Special rules may apply to any amounts received in respect of Atlas shares that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a share of common shares that is equal to or in excess of 10%, or with respect to a share of stock which is preferred as to dividends that is equal to or in excess of 5%, of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a U.S. Holder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on Atlas shares that is treated as “qualified dividend income,” then any loss recognized by an individual U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Atlas Shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a share of Atlas shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such shares (as reduced (but not below zero) by the amount of any distributions on Atlas shares that are treated as non-taxable returns of capital (as discussed under “—Distributions” above)). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates (currently, a maximum rate of 21%). If a corporate U.S. Holder recognizes a loss upon the disposition of Atlas shares, the corporate U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

As described above, long-term capital gains of non-corporate U.S. Holders are subject to the current favorable maximum tax rate of 20%. In addition, a 3.8% tax may apply to certain investment income. See “—Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of Atlas shares to the extent of capital gains plus up to US$3,000 (US$1,500 for married individuals filing separate tax returns) and may carry forward capital losses indefinitely.

Passive Foreign Investment Company Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Atlas shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any subsidiary corporation in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will constitute “passive income” unless we are treated as deriving our rental income in the active conduct of a trade or business under applicable rules.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services. There is no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned Atlas shares, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to Atlas shares, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned Atlas shares, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such Atlas shares. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned Atlas shares and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in Atlas shares will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in Atlas shares and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of Atlas shares.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned Atlas shares and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for Atlas shares in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, subject to the possibility that publicly-traded stock may be delisted by a qualifying exchange, our publicly-traded stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to such stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s marketable stock at the end of the taxable year over the holder’s adjusted tax basis in such stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the marketable stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s marketable stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of marketable stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the marketable stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to marketable stock owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our stock is no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our marketable stock and for which the U.S. Holder did not make a timely mark-to-market election or a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our marketable stock would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on Atlas shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Atlas shares), and (2) any gain realized on the sale, exchange or other disposition of Atlas shares. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Atlas shares;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Moreover, (i) any dividends received by a non-corporate U.S. Holder in a year in which we are a PFIC (or in which we were a PFIC in the preceding year) will not be treated as “qualified dividend income” and will be subject to tax at rates applicable to ordinary income and (ii) if a Non-Electing Holder who is an individual dies while owning Atlas shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares. Additionally, to the extent that any of our subsidiaries is a PFIC, the foregoing consequences would apply to the U.S. Holder’s deemed receipt of any excess distribution on, or gain deemed realized on the disposition of, the stock of such subsidiary deemed owned by the U.S. Holder.

PFIC Considerations—Consequences of the Holding Company Reorganization

If it were determined that Seaspan were a PFIC, then you may be required to recognize gain (but not loss) as a result of the holding company reorganization, notwithstanding the holding company reorganization’s qualification as a reorganization within the meaning of Section 368(a) of the Code although certain exceptions to gain recognition may be available under the Proposed Treasury Regulations described below if they are finalized in their current form . In particular, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations have been promulgated under Section 1291(f). Proposed Treasury Regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares. There are exceptions to this rule, such as in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC. We believe that we are not and have not been a PFIC, and Seaspan believes that it is not and has not been a PFIC. However, as discussed above, the determination of whether a foreign corporation is a PFIC is primarily factual and, because there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that any of these corporations is not a PFIC. Nonetheless, if the

Proposed Treasury Regulations described above are finalized in their current form, we believe an exception to gain recognition may be available upon the issuance of Atlas shares after the cancellation of Seaspan shares in the event Seaspan and Atlas were or are classified as PFICs. You are strongly urged to consult your tax advisors regarding the PFIC rules, and the potential tax consequences to you if the PFIC rules applied to determine the tax consequences to you of the holding company reorganization. If Seaspan were a PFIC, then any gain recognized in respect of the holding company reorganization would be subject to the special rules described in “—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election,” above.

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds Atlas shares and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns Atlas shares even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisors with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Controlled Foreign Corporation

Special rules would apply if Atlas is classified as a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. Atlas will generally be classified as a CFC if more than 50% of its outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or constructively) by any U.S. person that owns directly, indirectly or constructively, 10% or more of the voting power of the issued and outstanding shares of Atlas or 10% or more of the total value of shares of all classes of stock of Atlas. A non-U.S. corporate subsidiary of Atlas would also be treated as a CFC. If Atlas and any of its non-U.S. corporate subsidiaries were to be classified as CFCs, a 10% U.S. Shareholder may be subject to U.S. federal income taxation at ordinary income tax rates on all or a portion of its pro rata share of the CFCs’ undistributed earnings and profits attributable to certain categories of passive income and certain other income described in Subpart F of the Code, and may also be subject to U.S. federal income taxation at ordinary income tax rates on any gain realized on a sale of our shares, to the extent of the current and accumulated earnings and profits of the CFCs attributable to such shares. For this purpose, a “10% U.S. Shareholder” is any U.S. person that owns directly or indirectly, 10% or more of the voting power of the issued and outstanding shares of Atlas or 10% or more of the total value of shares of all classes of stock of Atlas.

In addition, each person who is a 10% U.S. Shareholder of a CFC for a taxable year must include in gross income for U.S. federal income tax purposes such 10% U.S. Shareholder’s pro rata share of global intangible low-taxed income, or GILTI, for the taxable year. In general, GILTI with respect to a 10% U.S. Shareholder is the excess (if any) of its “net CFC tested income” (see below) over its “net deemed tangible income” (generally, representing a 10% deemed return on tangible business assets). A 10% U.S. Shareholder’s “net CFC tested income” is generally equal to the excess of its aggregate pro rata share of the “tested income” of each CFC with respect to which it is a 10% U.S. Shareholder over its aggregate pro rata share of the “tested loss” of each such CFC. The “tested income” or “tested loss” of a CFC is generally determined by subtracting from the CFC’s gross income (excluding any Subpart F income and certain other amounts) the amount of any deductions properly allocable to such gross income. If Atlas or one of its non-U.S. corporate subsidiaries is a CFC, any 10% U.S. Shareholder of Atlas who owns Atlas shares directly, or indirectly through non-U.S. entities, on the last day in such company’s taxable year on which it is a CFC must take into account its pro rata share (based on direct or indirect ownership of value) of such company’s “tested income” or “tested loss” for purposes of determining the amount of GILTI that such 10% U.S. Shareholder must include in gross income.

Based on information available as of the date hereof, we believe that Atlas and its non-U.S. corporate subsidiaries will be treated as CFCs in 2019 as a result of the total direct, indirect, and constructive ownership of Atlas by 10% U.S. Shareholders. It is unclear whether we would be treated as a CFC in future years. If Atlas or one of its non-U.S. corporate subsidiaries is a CFC, the rules relating to PFICs generally would not apply to a 10% U.S. Shareholder of such company.

The CFC rules are complex and U.S. Holders that are, or may be, 10% U.S. Shareholders are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over US$200,000 (US$250,000 in the case of joint filers). For these purposes, “net investment income” will generally include, among other things, dividends paid with respect to Atlas shares and net gain attributable to the disposition of Atlas shares (in each case, unless such shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such income or net gain.

United States Federal Income Taxation of Non-U.S. Holders

Distributions

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions received with respect to Atlas shares if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or other Disposition of Atlas Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of Atlas shares provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of Atlas shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of Atlas shares if they are present in the United States for 183 days or more during the taxable year of the disposition and meet certain other requirements.

Certain Information Reporting Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including Atlas shares, whose aggregate value exceeds US$75,000 at any time during the taxable year or US$50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, Atlas shares, unless such shares are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

U.S. Backup Withholding Tax and Related Information Reporting Requirements

In general, dividend payments and payments of proceeds from the disposition of Atlas shares made to a non-corporate U.S. Holder may be subject to information reporting requirements. Such payments may also be subject to backup withholding tax (currently at a rate of 24%) if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you are subject to backup withholding because you have previously failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	fail to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a credit of any amounts withheld against your liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

Taxation of Operating Income: In General

Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Such Transportation Income can arise, for example, from the use (or hiring or leasing for use) of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses.

Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

U.S. Source International Transportation Income generally is subject to a 4% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21% rate) as well as a branch profits tax (presently imposed at a 30% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

We anticipate that an election will be made to treat Seaspan as a disregarded entity for U.S. federal income tax purposes following the date of the Merger effective as part of the same plan as the Merger. Accordingly, the activities of Seaspan will be attributed to Atlas, and the income, including Transportation Income, derived by Seaspan will be treated as derived by Atlas.

Exemption of Operating Income From U.S. Federal Income Taxation

In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax (each as described below) on its U.S. Source International Transportation Income (the “Section 883 Exemption”). Under Section 883 of the Code, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. Source International Transportation Income if:

(1)

it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)

more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”;

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer to as the “Publicly-Traded Test”; or

(C)	it is a “controlled foreign corporation” and one or more qualified U.S. persons own more than 50 percent of the total value of all the outstanding stock, to which we refer to as the “CFC Test”.

The CFC Test requires that the non-U.S. corporation be treated as a CFC for U.S. federal income tax purposes for more than half of the days in the taxable year. In addition, more than 50% of the value of the shares of the CFC must be owned by qualified U.S. persons for more than half of the days during the taxable year concurrent with the period of time that such non-U.S. corporation qualifies as a CFC. For this purpose, a qualified U.S. person is defined as a U.S. citizen, a resident alien, a domestic corporation or domestic trust, in each case, if such U.S. person, and each intermediary in the chain of ownership between such non-U.S. corporation and the qualified U.S. person, provides such non-U.S. corporation with an ownership statement signed under penalty of perjury. Stock owned by or for a domestic partnership, taxable domestic trust, estate, mutual insurance company or similar entity is treated for these purposes as owned proportionately by its partners, beneficiaries, grantors or other interest holders.

For purposes of the Publicly-Traded Test, the Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if, with respect to each class of stock relied upon to satisfy the “regularly traded” test (discussed below), the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country.

Under the Treasury Regulations, stock is considered to be “regularly traded” on an established securities market if one or more classes of stock representing more than 50% of outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market during the taxable year, which we refer to as the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than de minimis quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. The regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded during the taxable year on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of stock, which we refer to as the “5% Override Rule.”

If our 5% shareholders did own more than 50% of Atlas shares, then we would be subject to the 5% Override Rule unless we were able to establish that among the closely-held group of 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of each class of Atlas shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no guarantee that we would be able to satisfy them in all cases.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits tax or the 4% gross basis tax, each of which is discussed below.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an equivalent exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Publicly-Traded Test or the CFC Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we should satisfy the Publicly-Traded Test because our common shares (which represent more than 50 percent of the total combined voting power and value of all classes of our shares) will be primarily and regularly traded on an established securities market in the United States (and will not be treated as closely held, meaning that the 5% Override Rule is not expected to apply) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our common shares will permit us to continue to qualify for the Section 883 Exemption.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our gross U.S. Source International Transportation Income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.

Since under the sourcing rules described above, no more than 50% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources, the maximum effective rate of U.S.

federal income tax on our U.S. Source International Transportation Income would never exceed 2% of our gross income under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 Exemption are unavailable and our U.S. Source International Transportation Income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. Source International Transportation Income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a 21% rate. In addition, we may be subject to the 30% “branch profits” tax on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. Source International Transportation Income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. In addition, Seaspan does not currently have a fixed place of business in the United States involved in earning shipping income. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. Source International Transportation Income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

If we qualify for the Section 883 Exemption, then gain realized from the sale of a vessel should likewise be exempt from U.S. federal income tax under Section 883 of the Code. Regardless of whether we will qualify for the Section 883 Exemption, we should not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that such gain is not treated as effectively connected with the conduct of a U.S. trade or business. However, if we do not qualify for the Section 883 Exemption and gain realized on a sale of a vessel is treated as effectively connected with the conduct of a U.S. trade or business, then such gain may be subject to the net income and branch profits tax regime described above. To the extent possible, Atlas intends to structure the sales of our vessels so that the gain realized therefrom is not subject to U.S. federal income taxation. However, there is no assurance that we will be able to do so.

MATERIAL NON-UNITED STATES TAX CONSIDERATIONS

Material Canadian Federal Income Tax Considerations

The following discussion is the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the “Canada Tax Act”) and the regulations thereunder (the “Regulations”), that we believe are generally relevant to a beneficial holder of Seaspan shares who is issued Atlas shares upon the cancellation of Seaspan shares pursuant to the holding company reorganization (in this section a “Non-Canadian Holder”), where such Non-Canadian Holders are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention (as amended) (the “Treaty”), resident only in the United States, who are “qualifying persons” for purposes of the Treaty and who, alone or together with any other holders, deal at arm’s length with Seaspan and Atlas. This discussion may not apply to United States limited liability companies or insurers; accordingly, such holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of a Seaspan share (or, after completion of the holding company reorganization, an Atlas share). The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This summary is based on the current provisions of the Canada Tax Act and the Regulations, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current provisions of the Treaty, and our understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as proposed, but there is no assurance that this will be the case. This discussion is not binding on the CRA, and it is not intended to be relied upon, and cannot be relied upon, by a Non-Canadian Holder for the purpose of avoiding penalties that may be imposed under the Canada Tax Act. No ruling has been or will be sought or obtained from the CRA with respect to any of the Canadian federal income tax consequences herein.

This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Canadian Holder. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. Non-Canadian Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax considerations with respect to their particular circumstances.

Tax Consequences of the Holding Company Reorganization for Non-Canadian Holders of Atlas Shares

A Non-Canadian Holder will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the issuance of Atlas Shares upon the cancellation of its Seaspan shares in connection with the holding company reorganization, unless such shares constitute “taxable Canadian property”, as defined in the Canada Tax Act. For a discussion of the Canadian federal income tax consequences to a Non-Canadian Holder of holding and disposing of “taxable Canadian property” see “Dispositions of Atlas Shares” in this summary. In certain circumstances, where the Seaspan shares constitute “taxable Canadian property”, a Non-Canadian Holder may, pursuant to the rules under subsections 87(8.4) and 87(8.5) of the Canada Tax Act, elect to have the “foreign merger” (as defined in subsection 87(8.1) of the Canada Tax Act) rules apply, such that the issuance of Atlas shares upon the cancellation of Seaspan shares may occur on a tax-deferred basis for Canadian income tax purposes.

Dividends on Atlas Shares

Canadian withholding tax will not apply to any dividends on the Atlas shares paid or credited, or deemed to be paid or credited, to a Non-Canadian Holder.

Dispositions of Atlas Shares

A Non-Canadian Holder will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition (or deemed disposition) of the Atlas shares unless such shares constitute “taxable Canadian property” (as defined in the Canada Tax Act) of the Non-Canadian Holder at the time of the disposition and the Non-Canadian Holder is not entitled to an exemption under the Treaty. As long as the Atlas shares are then listed on a “designated stock exchange” (which currently includes the NYSE), the Atlas shares generally will not constitute taxable Canadian property of a Non-Canadian Holder, unless (a) at any time during the 60 month period immediately preceding the disposition (or deemed disposition) of the Atlas shares: (i) one or any combination of (A) the Non-Canadian Holder, (B) persons not dealing at arm’s length with such Non-Canadian Holder, and (C) partnerships in which the Non-Canadian Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Atlas; and (ii) more than 50% of the fair market value of the Atlas shares was derived, directly or indirectly, from one or any combination of real or immoveable property situated in Canada, “Canadian resource properties” (within the meaning of the Canada Tax Act), “timber resource properties” (within the meaning of the Canada Tax Act) or options in respect of interests in, or for civil law rights in, any such properties whether or not the property exists, or (b) the Atlas shares are otherwise deemed to be taxable Canadian property of the Non-Canadian Holder. If the Atlas shares are considered taxable Canadian property to a Non-Canadian Holder, the Treaty may in certain circumstances provide relief to such Non-Canadian Holder from income tax arising under the Canada Tax Act in respect of the disposition (or deemed disposition) of the Atlas shares. Non-Canadian Holders whose Atlas shares are, or may be, taxable Canadian property should consult their own tax advisors having regard to their particular circumstances.

Taxation of Seaspan and Atlas

This opinion is based upon the assumption that Seaspan, and following completion of the holding company reorganization, Atlas, is not, and is not deemed for any purpose of the Canada Tax Act to be, a resident of Canada. This opinion also assumes that Seaspan shares, and following completion of the holding company reorganization, Atlas shares, are “treaty-exempt property” for purposes of the Canada Tax Act.

Based on the Canada Tax Act as currently enacted, Seaspan, will not be resident in Canada in a particular taxation year if its principal business in that year is “international shipping,” all or substantially all of its gross revenue for that year consists of gross revenue from “international shipping,” and it was not granted articles of continuance in Canada before the end of that year. Similarly, based on the Canada Tax Act as currently enacted, Atlas will not be resident in Canada in a particular taxation year if: (i) it holds “eligible interests” in one or more “eligible entities” (as defined in the Canada Tax Act), comprising of at least 50% of the cost amounts of all of Atlas’ property throughout the year, (ii) all or substantially all of its gross revenue for the year is from international shipping, gross revenue from an eligible interest in an eligible entity, or interest on a debt owing by such an eligible entity, and (iii) it was not granted articles of continuance in Canada before the end of that year.

International shipping is defined generally as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on the operations of Seaspan, and our understanding of the foregoing intention of the definition of “international shipping,” it is not believed that Seaspan is, nor is expected to be, resident in Canada for purposes of the Canada Tax Act, and it is intended that the affairs of Seaspan will be conducted and operated in a manner such that it does not become a resident of Canada for any purpose under the Canada Tax Act. However, if Seaspan were to become resident in Canada, Seaspan may become subject to Canadian income tax on its worldwide income and dividends paid by Seaspan to non-residents of Canada may be subject to Canadian withholding tax. Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian income tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described herein, in a Relevant Jurisdiction is exempt from income tax under the current laws of that Relevant Jurisdiction; and for these purposes, a “Relevant Jurisdiction” is defined as each jurisdiction in which Seaspan is, or is deemed for purposes of the Canada Tax Act, to be resident.

Subject to the below assumption, it is expected that Seaspan will qualify for these statutory exemptions under the Canada Tax Act. Based on the operations of Seaspan, it is not believed that Seaspan is, nor is expected to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide Seaspan with these statutory exemptions from Canadian income tax. These statutory exemptions are contingent upon reciprocal treatment being provided under the laws of each Relevant Jurisdiction. If in the future as a non-resident of Canada, Seaspan is carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in laws or otherwise, Seaspan may become subject to Canadian income tax on its non-exempt income earned in Canada which could reduce earnings available for distribution to Atlas, and ultimately to Holders.

This discussion is general in nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Holder and no representation with respect to the consequences to any particular Holder is made.

Material Republic of the Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., Atlas counsel as to matters of the laws of the Republic of the Marshall Islands, and is based on the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Atlas is incorporated in the Republic of the Marshall Islands. Under current Republic of the Marshall Islands law, Atlas is not subject to tax on income or capital gains, and no Republic of the Marshall Islands withholding tax will be imposed upon payments of dividends by Atlas to its shareholders. Under the laws of the Republic of the Marshall Islands, Atlas’ jurisdiction of incorporation and where its vessels are registered, Atlas is subject to yearly corporate maintenance fees and tonnage taxes for each registered vessel.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to the holding company reorganization will be executed outside of the Republic of the Marshall Islands, under current Republic of the Marshall Islands law, you will not be subject to the Republic of the Marshall Islands taxation or withholding on distributions, including upon a return of capital, Atlas makes to you as a shareholder.

In addition, you will not be subject to the Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Atlas shares and you will not be required by the Republic of the Marshall Islands to file a tax return relating to such shares.

Each shareholder is urged to consult such shareholder’s tax counsel or other advisor concerning the consequences of the holding company reorganization and of the owning and disposing of Atlas shares in their particular circumstances. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such shareholder.

Material U.K. Tax Considerations

The following discussion is the opinion of Osborne Clarke LLP, our U.K. tax counsel, as to the material U.K. tax considerations under current U.K. tax law and HM Revenue & Customs (“HMRC”) published practice applying as at the date of this proxy statement/prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of Atlas shares by non-U.K. tax resident holders of Atlas shares. It does not constitute legal or tax advice to any particular shareholder and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of shares, or all of the circumstances in which holders of Atlas shares may benefit from an exemption or relief from U.K. taxation. It is understood that Atlas does not (and will not) derive 75% or more of its qualifying asset value from U.K. land, and that, upon the consummation of the holding company reorganization, Atlas will be solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime.

This guide may not relate to certain classes of shareholders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF MATERIAL U.K. TAX CONSIDERATIONS RELATING TO THE HOLDING OF ATLAS SHARES AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ATLAS SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE HOLDING COMPANY REORGANIZATION, OWNERSHIP AND DISPOSAL OF ATLAS SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Tax Consequences of the Holding Company Reorganization

A holder of Atlas shares who is not tax resident in the U.K. nor carrying on a trade, profession or vocation in the U.K. through a branch or agency or permanent establishment in the U.K, with which the holding of Atlas shares is attributable will generally not be subject to tax in the U.K. in respect of any capital gain realized on the issuance of Atlas shares upon the cancellation of its Seaspan shares in connection with the consummation of the holding company reorganization.

Dividends; Withholding Tax

Dividends paid by Atlas will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual holder of Atlas shares who is not resident for tax purposes in the U.K. will not be chargeable to U.K. income tax on dividends received from Atlas unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

Corporation Tax

A corporate holder of shares who is not resident for tax purposes in the U.K. will not be chargeable to U.K. corporation tax on dividends received from Atlas unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the shares are attributable.

Chargeable Gains

A holder of Atlas shares who is not resident for tax purposes in the U.K. will not generally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of Atlas shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment to which the shares are attributable. However, an individual holder of Atlas shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of Atlas shares during that period may be liable, on his or her return to the U.K., to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp duty and stamp duty reserve tax (SDRT)

No U.K. stamp duty or stamp duty reserve tax (“SDRT”) will be payable on the issuance of Atlas shares. U.K. stamp duty will generally not need to be paid on a transfer of Atlas shares, and no U.K. SDRT will be payable in respect of any agreement to transfer Atlas shares unless they are registered in a register kept in the U.K. by or on behalf of Atlas. It is not intended that such a register will be kept in the U.K. The statements in this paragraph summarize the current position on stamp duty and SDRT and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates. In particular, this paragraph does not consider where shares are issued or transferred to clearance services or depository receipt issuers.

ENFORCEABILITY OF CIVIL LIABILITIES

Atlas is a Republic of the Marshall Islands corporation, and upon the consummation of the holding company reorganization, its principal executive offices will be located outside of the United States, in the U.K. A majority of its directors and officers and some of the experts named in this proxy statement/prospectus reside outside of the United States. In addition, a substantial portion of its assets and the assets of its directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon Atlas or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Atlas or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Republic of the Marshall Islands or U.K. may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against Atlas or any of its officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Atlas has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of Atlas common shares and Atlas preferred shares and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for Atlas by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for Atlas by Blank Rome LLP, New York, New York, by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, and by Osborne Clarke LLP, London, United Kingdom. Blank Rome LLP, Blake, Cassels & Graydon LLP and Osborne Clarke LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of the Republic of the Marshall Islands law.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018, have been audited by KPMG LLP, independent registered public accounting firm, and have been incorporated by reference herein in reliance upon the reports of KPMG LLP, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements of Seaspan Corporation as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, refers to a change in the method of accounting for acquisitions in the year ended December 31, 2018 due to the adoption of Accounting Standards Update 2017-01, “Clarifying the Definition of a Business”.

The consolidated financial statements of Greater China Intermodal Investments LLC as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 have been audited by KPMG LLP, and have been incorporated by reference herein in reliance upon the report of KPMG LLP, which report is also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Seaspan board of directors knows of no matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before holders of Seaspan common shares at the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that are named as proxies to vote the shares represented by the proxy as to any of these matters in their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act, Atlas filed a registration statement relating to the securities offered by this proxy statement/prospectus with the SEC. This proxy statement/prospectus is a part of that registration statement, which includes additional information. For further information regarding Atlas, you may wish to review the full registration statement, including its exhibits.

In addition, Seaspan files annual and other reports with, and furnishes information to, the SEC. Copies of this material can be obtained from Seaspan’s website at www.seaspancorp.com or from the SEC’s web site at www.sec.gov free of charge.

As a foreign private issuer, Seaspan is exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal security-holders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Seaspan is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K.

The SEC allows Seaspan to “incorporate by reference” into this proxy statement/prospectus information that it files with the SEC. This means that Seaspan can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus. Certain information that Seaspan files later with the SEC prior to the date of the Special Meeting, as it may be adjourned, will also be considered to be part of this proxy statement/prospectus and will automatically update and supersede previously filed information, including information included in or incorporated by reference into this proxy statement/prospectus.

Seaspan incorporates by reference into this proxy statement/prospectus the documents listed below:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 26, 2019;

•

Reports of Foreign Private Issuer on Form 6-K furnished to the SEC on January 15, 2019, January 17, 2019, May 3, 2019, May 13, 2019, May 16, 2019, June 14, 2019, August 14, 2019, August 23, 2019, September 20, 2019, November 18, 2019, November 22, 2019, January 14, 2020 and January 17, 2020; and

•

any subsequent Reports of Foreign Private Issuer on Form 6-K that are designated as being incorporated by reference into this proxy statement/prospectus, that are filed with or furnished to the SEC after the date of this proxy statement/prospectus and prior to the date of the Special Meeting, as it may be adjourned or postponed.

These reports contain important information about Seaspan, its financial condition and its results of operations.

You may obtain any of the documents incorporated by reference into this proxy statement/prospectus from the SEC through its website at www.sec.gov. You also may request a copy of any document incorporated by reference into this proxy statement/prospectus, at no cost, by visiting Seaspan’s website at www.seaspancorp.com, or by writing or calling Seaspan at the following address:

Seaspan Corporation

Attn: Investor Relations

c/o Seaspan Ship Management Ltd.

2600-200 Granville Street

Vancouver, British Columbia, Canada

V6C 1S4

Tel: (778) 328-5340

IR@seaspanltd.ca

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

SEASPAN CORPORATION,

ATLAS CORP.,

and

SEASPAN HOLDCO V LTD.

Dated as of November 20, 2019

A-i

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into, as of November 20, 2019, by and among (i) Seaspan Corporation, a corporation organized under the laws of the Republic of the Marshall Islands with limited liability (the “Company”), (ii) Atlas Corp., a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of the Company (“Atlas”), and (iii) Seaspan Holdco V Ltd., a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of Atlas (“Merger Sub”). The Company, Atlas and Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties desire and intend to effect a merger whereby Merger Sub will merge with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and a wholly-owned subsidiary of Atlas;

WHEREAS, the Company, directly and indirectly through its subsidiaries, engages in the business of containership management and ownership;

WHEREAS, Atlas and Merger Sub (i) are newly-formed Republic of the Marshall Islands corporations organized for the sole purpose of participating in the Transactions and actions related thereto, (ii) own no assets (other than Atlas’ ownership of one share of Merger Sub Common Stock and nominal capital) and (iii) do not operate any business;

WHEREAS, on the date hereof, the Company has the authority to issue 425,000,100 common shares, consisting of:

(i)	400,000,000 shares of Company Class A Common Stock, of which 215,713,377 shares were issued and outstanding as of the date hereof;

(ii)	25,000,000 Class B common shares, each with a par value of one United States cent (US$0.01), of which no shares were issued and outstanding as of the date hereof; and

(iii)	100 Class C common shares, each with a par value of one United States cent (US$0.01), of which no shares were issued and outstanding as of the date hereof;

WHEREAS, on the date hereof, the Company has authority to issue 150,000,000 preferred shares, each with a par value of one United States cent (US$0.01), of which:

(i)	315,000 shares are designated as 12% Cumulative Preferred Shares—Series A, of which no shares were issued and outstanding as of the date hereof;

(ii)	260,000 shares are designated as Cumulative Preferred Shares—Series B, of which no shares were issued and outstanding as of the date hereof;

(iii)	40,000,000 shares are designated as 9.5% Cumulative Redeemable Perpetual Preferred Shares—Series C, of which no shares were issued and outstanding as of the date hereof;

(iv)

20,000,000 shares are designated as 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (“Company Series D Preferred Stock”), of which 5,093,728 shares were issued and outstanding as of the date hereof;

(v)

15,000,000 shares are designated as 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (“Company Series E Preferred Stock”), of which 5,415,937 shares were issued and outstanding as of the date hereof;

(vi)	20,000,000 shares are designated as 6.95% Cumulative Convertible Perpetual Preferred Shares—Series F, of which no shares were issued and outstanding as of the date hereof;

(vii)

15,000,000 shares are designated as 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G (“Company Series G Preferred Stock”), of which 7,800,800 were issued and outstanding as of the date hereof;

(viii)

15,000,000 shares are designated as 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H (“Company Series H Preferred Stock”), of which 9,025,105 shares were issued and outstanding as of the date hereof;

(ix)

6,000,000 shares are designated as Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I (“Company Series I Preferred Stock”), of which 6,000,000 shares were issued and outstanding as of the date hereof; and

(x)	1,000,000 shares are designated as Series R Participating Preferred Stock, of which no shares were issued and outstanding as of the date hereof;

WHEREAS, on the date hereof, an aggregate of 1,282,974 shares of Company Class A Common Stock are reserved for issuance pursuant to the Awards under the Equity Plans, and an aggregate of 25,000,000 shares of Company Class A Common Stock are reserved for issuance upon the exercise of the Warrants issued pursuant to the Warrant Agreement;

WHEREAS, on the date hereof, Atlas has the authority to issue Five Hundred (500) registered shares, each with a par value of one United States cent (US$0.01), of which one share is issued and outstanding and such share is owned by the Company;

WHEREAS, as of the Effective Time, Atlas will have the authority to issue (i) 400,000,000 shares of Atlas Common Stock; and (ii) 150,000,000 shares of Atlas Preferred Stock, of which:

(i)	20,000,000 shares shall be designated as 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D (“Atlas Series D Preferred Stock”);

(ii)	15,000,000 shares shall be designated as 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E (“Atlas Series E Preferred Stock”);

(iii)	15,000,000 shares shall be designated as 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G (“Atlas Series G Preferred Stock”);

(iv)	15,000,000 shares shall be designated as 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H (“Atlas Series H Preferred Stock”); and

(v)	6,000,000 shares shall be designated as Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I (“Atlas Series I Preferred Stock”);

WHEREAS, on the date hereof, Merger Sub has the authority to issue Five Hundred (500) shares of Merger Sub Common Stock, of which one share is issued and outstanding and such share is owned by Atlas;

WHEREAS, in connection with the Merger and the other Transactions:

(i)	each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled;

(ii)

the Surviving Corporation shall issue one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock to Atlas for each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time which is canceled;

(iii)

in consideration of such issuance of shares of the Surviving Corporation Class A Common Stock to Atlas, Atlas shall (at the direction of the Surviving Corporation) issue (in respect of each such canceled share of Company Class A Common Stock) one validly issued, fully paid and nonassessable share of Atlas Common Stock to the holder of such canceled share of Company Class A Common Stock;

(iv)

each share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled;

(v)

the Surviving Corporation shall issue one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock to Atlas for each share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time which is canceled;

(vi)

in consideration of such issuance of the Surviving Corporation Class A Common Stock to Atlas, Atlas shall (at the direction of the Surviving Corporation) issue (in respect of each such canceled share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock) one validly issued, fully paid and nonassessable share of Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock and Atlas Series I Preferred Stock, respectively, to the holder of such canceled share of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock, respectively;

(vii)

each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock (and the Parties intend that each share of the Surviving Corporation Class A Common Stock into which each share of Merger Sub Common Stock is converted should represent the fair market value of one share of Merger Sub Common Stock immediately prior to the Effective Time); and

(viii)	each share of capital stock of Atlas that is owned by the Company prior to the Effective Time shall be canceled,

all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the BCA.

WHEREAS, the respective boards of directors of each of the Company, Atlas and Merger Sub, by resolutions duly adopted, have adopted and approved, and authorized the execution and delivery of, this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company and Atlas, as sole shareholders of Atlas and Merger Sub, respectively, have adopted and approved this Agreement; and

WHEREAS, certain capitalized terms used herein, and not otherwise defined in the Agreement, are defined in Section VII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

SECTION I

THE MERGER

1.1    Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the BCA, the Company and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the BCA as the Surviving Corporation (provided, that references to the Company in respect of periods after the Effective Time shall include the Surviving Corporation).

1.2    Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Section IV hereof, the Company and Merger Sub shall cause the Merger to be consummated by filing the articles of merger (the “Articles of Merger”) with a Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, in accordance with the relevant provisions of the BCA (the time of such filing, or such later time (not to exceed thirty (30)  days) as may be specified in the Articles of Merger, being the “Effective Time”).

1.3     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the BCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, real and personal (including subscriptions to shares, causes of action and every other asset), rights, privileges, agreements, immunities, powers and franchises, debts, Liabilities, duties, obligations and penalties of Merger Sub shall become the property, rights, privileges, agreements, immunities, powers and franchises, debts, Liabilities, duties, obligations and penalties of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub set forth in this Agreement to be performed after the Effective Time.

1.4    Organizational Documents of the Parties.

(a)    At the Effective Time, the Articles of Incorporation of the Company and Bylaws of the Company, each as in effect immediately prior to the Effective Time shall be the respective Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b)    Atlas shall adopt and authorize for filing and cause to be filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, immediately following the Effective Time, (i) the Amended and Restated Articles of Incorporation of Atlas, including the Statement of Designation of each of 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E, 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G, 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H, and Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I, all in the form in all material respects set forth in Exhibit A attached hereto; and (ii) the Amended and Restated Bylaws of Atlas, in the form in all materials respects set forth in Exhibit B attached hereto, which shall be the respective Articles of Incorporation and Bylaws of Atlas until thereafter amended as provided therein or by applicable Law.

1.5    Directors and Officers of the Surviving Corporation and Atlas. At the Effective Time, the board of directors of the Surviving Corporation shall be constituted by three members, each of whom is an existing director of the Company, and the executive officers of the Company in office immediately prior to the Effective

Time shall be the executive officers of the Surviving Corporation, and any such executive officer, as the case may be, shall hold office from the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by Law. Atlas shall take all lawful action so that the directors of the Company serving immediately prior to the Effective Time shall be, immediately following the Effective Time, the directors of Atlas, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Articles of Incorporation and Bylaws of Atlas in effect immediately following the Effective Time. Atlas shall take all lawful action so that prior to the Effective Time, the number of directors constituting the board of directors of Atlas shall be increased from seven to eight members, and a new director who is a resident of the United Kingdom shall be elected to the board of directors of Atlas.

1.6    Effect of Merger on Securities of Merger Sub, Atlas and the Company. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of any securities of any Party, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock. At the Effective Time, by virtue of this Agreement and without any action on the part of any Party or any holder of any securities of any Party, the Surviving Corporation shall issue one validly issued, fully paid and nonassessable share of the Surviving Corporation Class A Common Stock to Atlas for each share of Company Class A Common Stock, Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time which is canceled. At the Effective Time, each share of the Surviving Corporation Class A Common Stock that is issued and outstanding shall be held by Atlas. Prior to the Effective Time, the Company and Atlas shall take any and all actions as are necessary to ensure that each share of capital stock of Atlas that is owned by the Company immediately prior to the Effective Time shall be canceled and cease to be outstanding at the Effective Time, and no payment shall be made therefor, and the Company, by execution of this Agreement agrees to forfeit such shares and relinquish any rights to such shares. See Section II of the Agreement for the description of the effect of the Merger on Company Securities.

1.7    Tax Consequences. The Parties hereby agree and acknowledge that, for United States federal income tax purposes, the Transactions, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code. In connection with the Merger, the Company shall deliver to Atlas an effective and timely filed election on Internal Revenue Service Form 8832 to treat the Company as disregarded as a separate entity from Atlas effective within five days after the date of the Merger. The Parties hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the Parties acknowledges and agrees that it (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Transactions, taken together, do not qualify under Section  368(a) of the Code.

1.8     Taking of Necessary Action; Further Action. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either Merger Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation hereby are authorized to execute and deliver, in the name and on behalf of each of Merger Sub and the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of Merger Sub and the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

SECTION II

EFFECT OF MERGER ON COMPANY SECURITIES

2.1    Effect of Merger on the Capital Stock of the Company.

2.1.1    At the Effective Time, by virtue of the Merger and the other Transactions and without any action on the part of any Party or any holder of any securities of any Party:

(a)    Each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of each share of the Surviving Corporation Class A Common Stock to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Common Stock.

(b)    Each share of Company Class A Common Stock held in the Company’s treasury immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore.

(c)    Upon cancellation thereof in accordance with this Section 2.1.1, all shares of Company Class A Common Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate representing any such shares of Company Class A Common Stock shall cease to have any rights with respect to such shares of Company Class A Common Stock, except as set forth in Section 2.2 herein. In addition, each outstanding book-entry that, immediately prior to the Effective Time, evidenced shares of Company Class A Common Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Atlas Common Stock.

2.1.2    At the Effective Time, by virtue of the Merger and the other Transactions and without any action on the part of any Party or any holder of any securities of any Party:

(a)    Each share of Company Series D Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series D Preferred Stock.

(b)    Each share of Company Series E Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series E Preferred Stock.

(c)    Each share of Company Series G Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series G Preferred Stock.

(d)    Each share of Company Series H Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series H Preferred Stock.

(e)    Each share of Company Series I Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and in consideration of the issuance of shares of the Surviving Corporation Class A Common Stock by the Surviving Corporation to Atlas pursuant to this Agreement, Atlas shall issue (at the direction of the Surviving Corporation, to the holder in respect of such canceled share) one validly issued, fully paid and nonassessable share of Atlas Series I Preferred Stock.

(f)    Upon cancellation thereof in accordance with this Section 2.1.2, all shares of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock shall no longer be outstanding and shall cease to exist, and each holder of a certificate representing any such preferred shares shall cease to have any rights with respect to such preferred shares, except as set forth in Section 2.2 herein. In addition, each outstanding book-entry that, immediately prior to the Effective Time, evidenced shares of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock or Company Series I Preferred Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock or Atlas Series I Preferred Stock, as applicable.

2.2    Certificates. At and after the Effective Time until thereafter surrendered for transfer or cancellation in the ordinary course, each outstanding certificate that immediately prior thereto represented shares of Company Class A Common Stock shall be cancelled and shall be deemed for all purposes to evidence ownership of and to represent the shares of Atlas Common Stock to be issued upon the cancellation of the shares of Company Class A Common Stock represented by such certificate as herein provided and shall be so registered on the books and records of Atlas and American Stock Transfer & Trust Company, LLC (the “Transfer Agent”) for shares of Atlas Common Stock. At and after the Effective Time until thereafter surrendered for transfer or cancellation in the ordinary course, each outstanding certificate that immediately prior thereto represented shares of Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock or Company Series I Preferred Stock, as applicable, shall be canceled and shall be deemed for all purposes to evidence ownership of and to represent the shares of Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock or Atlas Series I Preferred Stock, as applicable, to be issued upon the cancellation of the preferred shares of the Company represented by such certificate as herein provided and shall be so registered on the books and records of Atlas and the Transfer Agent. At and after the Effective Time, the shares of capital stock of Atlas shall be uncertificated; provided, that, any shares of capital stock of Atlas that are represented by outstanding certificates of the Company pursuant to the immediately preceding sentence shall continue to be represented by certificates as provided therein and shall not be uncertificated unless and until a valid certificate representing such shares pursuant to the immediately preceding sentence is delivered to Atlas at its principal place of business, or an officer or agent of Atlas having custody of books and records of Atlas, at which time such certificate shall be canceled and in lieu of the delivery of a certificate representing the applicable shares of capital stock of Atlas, Atlas shall (i) issue to such holder the applicable uncertificated shares of capital stock of Atlas by registering such shares in Atlas’ and Transfer Agent’s books and records as book-entry shares, upon which such shares shall thereafter be uncertificated and (ii) take all action necessary to provide such holder with evidence of the uncertificated book-entry shares, including any action necessary under applicable Law in accordance therewith, including in accordance with the BCA. If any certificate that prior to the Effective Time represented shares of Company Class A Common Stock, Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock or Company Series I Preferred Stock, as applicable, shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the person or entity claiming such certificate to be lost, stolen or destroyed and the providing of an indemnity by such person or entity to Atlas, in form and substance reasonably satisfactory to Atlas, against any claim that may be made against it with respect to such certificate, Atlas shall issue to such person or entity, in exchange for such lost, stolen or destroyed certificate, uncertificated shares representing the applicable shares of Atlas Common Stock, Atlas Series D Preferred Stock,

Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock or Atlas Series I Preferred Stock, as applicable, in accordance with the procedures set forth in the preceding sentence.

2.3    No Dissenters Rights. In accordance with Section 100(c) of the BCA, no dissenters rights shall be available to any holder of shares of capital stock of the Company in connection with the Merger.

2.4    Assignment of Company Warrants. At the Effective Time, Atlas shall assume all of the Company’s rights and obligations under the Warrant Agreement by and among the Company and the investors specified therein, dated as of July 16, 2018 (the “Warrant Agreement”), and each outstanding Warrant issued pursuant to the Warrant Agreement. Accordingly, Atlas shall assume the Warrant Agreement, including (i) all unexercised Warrants that are outstanding under the Warrant Agreement at the Effective Time and (ii) the remaining unallocated reserve of Company Class A Common Stock issuable under each such Warrant. At the Effective Time, by virtue of the Merger, the reserve of shares of Company Class A Common Stock issuable under each Warrant shall be converted on a one-share-for-one-share basis into shares of Atlas Common Stock, and the terms and conditions of the Warrant Agreement and each outstanding Warrant issued pursuant to the Warrant Agreement assumed by Atlas that are in effect immediately prior to the Merger shall continue in full force and effect after the Merger, except that the shares of Company Class A Common Stock issuable under each such Warrant shall be shares of Atlas Common Stock.

2.5    Assumption of Equity Plans and Awards. At the Effective Time, the Company shall transfer to Atlas, and Atlas shall assume, sponsorship of all of the Company’s Equity Plans, and Atlas hereby agrees to perform all obligations of the Company under the Equity Plans and each outstanding Award granted thereunder. Accordingly, Atlas shall assume each of the Equity Plans, including (i) all unexercised and unexpired Awards, as applicable, that are outstanding under the Equity Plans at the Effective Time and (ii) the remaining unallocated reserve of Company Class A Common Stock issuable under each such Equity Plan. At the Effective Time, by virtue of the Merger, the reserve of shares of Company Class A Common Stock under each Equity Plan, whether allocated to outstanding Awards under such plan or unallocated at that time, shall be converted on a one-share-for-one-share basis into shares of Atlas Common Stock, and the terms and conditions that are in effect immediately prior to the Merger under each outstanding Award assumed by Atlas shall continue in full force and effect after the Merger, including the vesting schedule and applicable issuance dates, the per share exercise price, the expiration date and other applicable termination provisions, except that the shares of Company Class A Common Stock issuable under each such Award shall be shares of Atlas Common Stock. The adoption of the Merger by the requisite vote of the shareholders of the Company shall also constitute approval, without further action by holders of shares of Company Class A Common Stock of any amendments to the Equity Plans necessary, appropriate or advisable to authorize (i) the assumption by Atlas of the Equity Plans (including any existing share reserves), and the outstanding Awards under such plans, (ii) the future issuance of shares of Atlas Common Stock in lieu of shares of Company Class A Common Stock under each of the Equity Plans, and (iii) Atlas’ ability to issue Awards under the Equity Plans to the eligible participants in Equity Plans after the Effective Time.

SECTION III

CLOSING

Subject to the satisfaction or waiver of the conditions set forth in Section IV hereof, the consummation of the Transactions shall take place at the offices of Blank Rome LLP, 1271 Avenue of the Americas, New York, NY 10020, on the second (2nd) Business Day after all of such closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. Eastern Standard Time, or at such other date, time or place as the Company may agree.

SECTION IV

CONDITIONS TO THE MERGER

The respective obligations of each Party to effect the Merger and to consummate the other Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a)    Shareholder Approval. The Merger Agreement, including the Merger and other Transactions contemplated by the Merger Agreement, to be submitted to the vote of the holders of Company Class A Common Stock at the annual or special meeting of the holders of Company Class A Common Stock shall have been approved in accordance with the Articles of Incorporation of the Company and the Bylaws of the Company, the BCA and the rules and regulations of the SEC and NYSE, as applicable (the “Shareholder Approval”).

(b)    Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the Transactions contemplated by this Agreement shall have been obtained or made.

(c)    Requisite Consents. All Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the Transactions contemplated by this Agreement shall have been obtained or made.

(d)    No Legal Prohibition. No Order shall have been issued or entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger or of the other Transactions or any part thereof and (ii) no Action shall have been brought by any Governmental Authority and remain pending, that seeks an Order that would prohibit, enjoin or make illegal the consummation of the Merger.

(e)    Registration Statement. The registration statement on Form F-4 to be filed by Atlas with SEC (as amended or supplemented from time to time and including a proxy statement soliciting proxies in connection with the Shareholder Approval) shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order.

(f)    NYSE Approval. Shares of Atlas Common Stock, Atlas Series D Preferred Stock, Atlas Series E Preferred Stock, Atlas Series G Preferred Stock, Atlas Series H Preferred Stock and Atlas Series I Preferred Stock shall have been approved for listing on the NYSE, subject to the completion of the Merger.

SECTION V

TERMINATION

Notwithstanding anything herein to the contrary, this Agreement may be terminated, and the Merger and the other Transactions provided for herein may be abandoned, whether before or after the adoption of this Agreement by the holders of Company Class A Common Stock and/or the sole shareholder of Atlas or Merger Sub at any time prior to the Effective Time, by action of the board of directors of the Company. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, and neither the Company, Atlas, Merger Sub nor their respective shareholders, directors or officers shall have any liability with respect to such termination or abandonment.

SECTION VI

MISCELLANEOUS

6.1    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This

Agreement shall not be assigned by operation of Law or otherwise, and any assignment without such consent shall be null and void.

6.2    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the Transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

6.3    Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the Republic of the Marshall Islands without regard to the conflict of laws principles thereof.

6.4    Severability. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

6.5    Amendment. At any time prior to the Effective Time, this Agreement may be supplemented, amended or modified, whether before or after the adoption of this Agreement by the shareholders of the Company and/or the sole shareholder of Atlas or Merger Sub, by the mutual consent of the Parties to this Agreement by action by their respective boards of directors; provided, however, that, no amendment shall be effected subsequent to the adoption of this Agreement by the sole shareholder of Atlas or Merger Sub or by the shareholders of the Company that by law requires further approval or authorization by the sole shareholder of Atlas or Merger Sub or the shareholders of the Company, as applicable, without such further approval or authorization. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties hereto.

6.6    Waiver. Each Party may in its sole discretion waive compliance by any other Party with any condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

6.7    Entire Agreement. This Agreement, including the documents and instruments referred to herein, constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

6.8    Interpretation. The table of contents and the Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (d) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (e) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; and (f) except as otherwise indicated, all references in this Agreement to the words “Section” and “Exhibit” are intended to refer to Sections and Exhibits to this Agreement.

6.9    Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION VII

DEFINITIONS

For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Articles of Incorporation” means the Second Amended and Restated Articles of Incorporation of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 13, 2018, provided that references herein to the Articles of Incorporation for periods after the Merger includes the Articles of Incorporation of the Surviving Corporation.

“Atlas Common Stock” means common shares, with a par value of one United States cent (US$0.01) per share, of Atlas.

“Atlas Preferred Stock” means preferred shares, with a par value of one United States cent (US$0.01) per share, of Atlas.

“Award” means an Option, Restricted Stock, Phantom Share or Other Stock-Based Award (as such terms are defined in the Stock Incentive Plan) granted under the terms and conditions of the Stock Incentive Plan or any other equity award granted under, or pursuant to, any other Equity Plan of the Company or its subsidiaries.

“BCA” means the Part I of the Associations Law of the Republic of the Marshall Islands, being the Business Corporations Act, as amended from time to time.

“Business Day” means any day other than a Saturday, Sunday or legal holiday on which commercial banking institutions in New York, New York and Vancouver, British Columbia, Canada are authorized to close for business.

“Bylaws” means the Second Amended and Restated Bylaws of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 13, 2018, as amended and in effect under the BCA, provided that references herein to Bylaws for periods after the Merger includes the Bylaws of the Surviving Corporation.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Class A Common Stock” means the Class A common shares, each with a par value of one United States cent (US$0.01), of the Company.

“Company Securities” means, collectively, Company Class A Common Stock, Company Series D Preferred Stock, Company Series E Preferred Stock, Company Series G Preferred Stock, Company Series H Preferred Stock and Company Series I Preferred Stock, the Awards and the Warrants.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Equity Plan” means the Stock Incentive Plan and any other equity plan of the Company or its subsidiaries or any agreement evidencing an option or other equity based award granted by the Company or its subsidiaries.

“Governmental Authority” means any domestic or foreign federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under applicable accounting standards), including in respect of Taxes due or to become due.

“Merger Sub Common Stock” means registered shares, with a par value of one United States cent (US$0.01) per share, of Merger Sub.

“NYSE” means the New York Stock Exchange.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Permit” means any permit, grant, easement, consent, approval, authorization, exemption, license, franchise, concession, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or order of any Governmental Authority or any other Person.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Incentive Plan” means the Seaspan Corporation Stock Incentive Plan, as amended and restated on December 19, 2017, and any and all appendices or addendums thereto, and any and all agreements evidencing Awards granted under the Stock Incentive Plan.

“Surviving Corporation Class A Common Stock” means the Class A common shares, each with a par value of one United States cent (US$0.01), of the Surviving Corporation.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value- added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Warrants” means warrants issued under the terms of the Warrant Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

SEASPAN CORPORATION

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Chief Executive Officer

ATLAS CORP.

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Chief Executive Officer

SEASPAN HOLDCO V LTD.

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A

FORM OF

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ATLAS CORP.

UNDER SECTION 93 OF THE BUSINESS CORPORATIONS ACT

I, Sarah Pybus, Secretary of Atlas Corp. (the “Corporation”), for the purpose of amending and restating the Articles of Incorporation, as amended, of the Corporation hereby certify:

1.	The name of the Corporation is: ATLAS CORP.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 1st day of October, 2019.

3.

Articles of Amendment were filed with the Registrar of Corporations as of the 7th day of October, 2019. The Articles of Amendment were authorized by action of the Board of Directors and the then sole shareholder of the Corporation as required by the Business Corporations Act.

4.	The Corporation hereby wishes to amend and restate the Articles of Incorporation, as amended by the Articles of Amendment.

5.	These Amended and Restated Articles of Incorporation were authorized by actions of the Board of Directors and shareholder(s) of the Corporation as required by the Business Corporations Act.

ARTICLE I

NAME, PURPOSE, POWERS AND DURATION

Section 1.1    Name. The name of the Corporation shall be:

Atlas Corp.

Section 1.2    Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Marshall Islands Business Corporations Act (the “BCA”).

Section 1.3    Powers. The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have.

Section 1.4    Duration. The Corporation shall have a perpetual existence.

ARTICLE II

REGISTERED ADDRESS AND REGISTERED AGENT

The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc. The Board of Directors of the Corporation may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.

ARTICLE III

AUTHORIZED SHARES

Section 3.1    Authorized Shares. The aggregate number of shares of stock that the Corporation shall have authority to issue is five-hundred fifty million (550,000,000), consisting of registered common shares and registered preferred shares.

(a)    Number of Common Shares. The Corporation is authorized to issue four hundred million (400,000,000) common shares, each with a par value of one United States cent (US$0.01) (the “Common Shares”).

(b)    Number of Preferred Shares. The Corporation is authorized to issue one hundred fifty million (150,000,000) preferred shares, each with a par value of one United States cent (US$0.01) (the “Preferred Shares”).

In these Amended and Restated Articles of Incorporation, unless specifically stated otherwise herein, the term “shares” means the Common Shares and the Preferred Shares, and the term “shareholders” means holders of the Common Shares and the Preferred Shares.

ARTICLE IV

CLASSES AND CHARACTERISTICS OF THE SHARES

Section 4.1    Preferred Shares. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is hereby vested with authority, with respect to any series of Preferred Shares, to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon, including, without limitation, (a) the designation of the series; (b) the number of shares in the series, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, increase or decrease, but not below the number of shares then outstanding; (c) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series; (d) the dates at which dividends, if any, will be payable; (e) the redemption rights and price or prices, if any, for shares of the series; (f) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (g) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (h) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (i) restrictions on the issuance of shares of the same series or of any other class or series; and (j) the voting rights, if any, of the holders of the series. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.

Except as otherwise required by law, holders of any series of Preferred Shares shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by these Articles of Incorporation (including any statement setting forth a copy of a resolution of the Board of Directors relating to the issuance of such series executed, acknowledged, and filed in accordance with section 5 of the BCA).

Section 4.2    Common Shares.

(a)    Voting of Common Shares. Except as otherwise provided by law or otherwise provided herein, each of the Common Shares shall have one vote.

Any action to be taken upon a vote of the holders of the Common Shares must be taken at an annual or special meeting of shareholders, provided, however, any vote may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

(b)    Payment of Dividends to Holders of Common Shares. The Board of Directors, in its sole discretion, may determine whether to declare and pay dividends to the shareholders at any time. Subject to the rights of any outstanding Preferred Shares, any dividends that are declared and paid by the Board of Directors with respect to the Common Shares must be declared and paid in accordance with the provisions of this Section. Dividends shall be paid in cash unless the Board of Directors has authorized a distribution in kind. The Board of Directors shall determine the fair market value of any dividend to be paid in kind. Any dividends to be paid in kind (other than in the nature of a stock split) shall then be declared and paid in accordance with the provisions of this Section as if the fair market value were cash.

Section 4.3    Preemptive Rights. No holder of Common Shares of the Corporation shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1    Directors.

(a)    Powers. The management of all the affairs, property and business of the Corporation shall be vested in a Board of Directors (the “Board of Directors” or “Board”), who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Amended and Restated Articles of Incorporation.

(b)    Number. The number of persons constituting the Board of Directors shall not be less than three (3) or more than eleven (11), as fixed from time to time by the Board of Directors. At each annual meeting of shareholders, each director shall be elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified.

(c)    Election. Directors shall be elected by a plurality of the votes cast at a meeting by the holders of the Common Shares. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

(d)    Removal. Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation, any director or the entire Board of Directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding Common Shares entitled to vote in the election of directors cast at a meeting of the shareholders called for that purpose.

(e)    Vacancies. Except as otherwise provided in these Amended and Restated Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next annual meeting of shareholders and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

(f)    Outstanding Preferred. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting as a class, to elect one or more directors of the Corporation, the provisions of paragraphs (b), (c), (d) and (e) shall not apply with respect to the director or directors elected by such holders of Preferred Shares.

(g)    Power of the Board of Directors Regarding Bylaws. The Board of Directors has the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders. The shareholders shall also have the authority to amend the bylaws of the Corporation by a vote of not less than 66-2/3% of the outstanding Common Shares entitled to vote thereon.

ARTICLE VI

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

Section 6.1    Business Combinations.

(a)    The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless:

(i)    prior to such date, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

(ii)    upon consummation of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers; and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

(iii)    at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding Voting Shares that are not owned by the Interested Shareholder; or

(iv)    the Interested Shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited, or any of their Affiliates, or any person that purchases shares from any of those persons or any of their Affiliates.

(b)    The restrictions contained in this section shall not apply if:

(i)    a shareholder becomes an Interested Shareholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (2) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(ii)    the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction, which (A) constitutes one of the transactions described in the following sentence; (B) is with or by a person who either was not an Interested Shareholder during the previous three (3) years or who became an Interested Shareholder with the approval of the Board; and (C) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were directors prior to any person becoming an Interested Shareholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(A)    a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

(B)    a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation; or

(C)    a proposed tender or exchange offer for 50% or more of the outstanding Voting Shares of the Corporation.

The Corporation shall give not less than twenty (20) days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (A) or (B) of the second sentence of this Section 6.1(b)(ii).

(c)    Definitions. For the purpose of this Article VI only, the term:

(i)    Affiliate. “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(ii)    Associate. “Associate,” when used to indicate a relationship with any person, means: (1) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Shares; (2) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii)    Business Combination. “Business Combination,” when used in reference to the Corporation and any Interested Shareholder of the Corporation, means:

(A)    any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (1) the Interested Shareholder or any of its Affiliates; or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

(B)    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation;

(C)    any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation, or any share of such subsidiary, to the Interested Shareholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (2) pursuant to a merger with a direct or indirect wholly owned subsidiary of the Corporation solely for purposes of forming a holding company; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (4) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (5) any issuance or transfer of shares by the Corporation; provided, however, that in no case under items (3)-(5) of this subparagraph (C), shall there be an increase in the Interested Shareholder’s proportionate share of the any class or series of shares of the Corporation;

(D)    any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares of the Corporation, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(E)    any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A)-(D) of this Section 6.1(c)) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(iv)    Control. “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding Voting Shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(v)    Interested Shareholder. “Interested Shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation), that (1) is the owner of 15% or more of the outstanding Voting Shares of the Corporation; or (2) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding Voting Shares of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; or (3) the affiliates and associates of any person listed in clauses (1) and (2) above; provided, however, that the term “Interested Shareholder” shall not include any Person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided, that such Person shall be an Interested Shareholder if thereafter such Person acquires additional shares of Voting Shares of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such person. For the purpose of determining whether a Person is an Interested Shareholder, the Voting Shares of the Corporation deemed to be outstanding shall include Voting Shares deemed to be owned by the Person through application of Section 6.1(c)(viii) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi)    Person. “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(vii)    Voting Shares. “Voting Shares” means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

(viii)    Owner. “Owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(A)    beneficially owns such shares, directly or indirectly;

(B)    has (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares is accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(C)    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of subparagraph (B) of this paragraph (viii)), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

ARTICLE VII

LIMITATION ON DIRECTOR LIABILITY AND INDEMNIFICATION

Section 7.1    Limitation of Director Liability. To the fullest extent permitted by the BCA as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

Section 7.2    Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including in an action by or in the right of the Corporation, by reason of the fact he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (the “Indemnitee”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding unless a final and unappealable determination by a court of competent jurisdiction has been made that he did not act in good faith or in a manner he did not reasonably believe to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The purpose of this provision is to fully indemnify the Indemnitee to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.3    Expenses Payable in Advance. The right to be indemnified shall include, without limitation, the right of an Indemnitee to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified hereunder.

The purpose of this provision is to advance funds to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.4    Expenses of Enforcement. An Indemnitee shall also be paid reasonable costs, expenses and attorneys’ fees (including expenses) in connection with the enforcement of rights to the indemnification granted hereunder

Section 7.5    Non-exclusivity of Rights. The rights of indemnification shall not be exclusive of any other rights to which an Indemnitee may be entitled and shall not be limited by the provisions of Section 60 of the BCA or any successor statute.

Section 7.6    Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director of officer of the Corporation or serving in such capacity in another corporation at the request of the Corporation against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Amended and Restated Articles of Incorporation.

Section 7.7    Other Action. The Board of Directors may take such action as it deems necessary or desirable to carry out the provisions set forth in this Article VII, including adopting procedures for determining and enforcing the rights guaranteed hereunder, and the Board of Directors is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law.

Section 7.8    Amendment or Repeal of Article VII. Neither the amendment or repeal of this Article VII, nor the adoption of any provision of these Amended and Restated Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce any right to indemnification afforded by this Article VII to any person with respect to their status or any activities in their official capacities prior to such amendment, repeal or adoption.

Section 7.9    Amendment of BCA. If the BCA is amended after the date of the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or permitting indemnification to a fuller extent, then the liability of a director of the Corporation shall be eliminated or limited, and indemnification shall be extended, in each case to the fullest extent permitted by the BCA, as so amended from time to time. No repeal or modification of this Section 7.9 by the shareholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Section 7.9 at the time of such repeal or modification.

ARTICLE VIII

AMENDMENTS

Except as otherwise provided by law, any provision herein requiring a vote of shareholders may only be amended by such a vote. Further, except as otherwise provided by law, Articles V, VI, VII and VIII may only be amended by a vote of at least 66-2/3% of the outstanding Common Shares.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Adoption. These Amended and Restated Articles of Incorporation were duly adopted in accordance with Section 93 of the BCA.

Section 9.2    Authorization. These Amended and Restated Articles of Incorporation were authorized by action of the shareholder(s) of the Corporation.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, I have executed these Amended and Restated Articles of Incorporation on this [●] day of [●], 2020.

ATLAS CORP.

By:
Sarah Pybus
Secretary

AMENDED AND RESTATED ARTICLES OF INCORPORATION

SIGNATURE PAGE

FORM OF

STATEMENT OF DESIGNATION OF THE

7.95% CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES—SERIES D

OF ATLAS CORP.

ATLAS CORP., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Corporation”), in accordance with the provisions of Section 35 thereof and the Corporation’s Amended and Restated Articles of Incorporation, does hereby certify:

The Board of Directors of the Corporation has adopted the following resolution creating a series of 20,000,000 Preferred Shares (this and other capitalized terms shall have the same meaning as in the Articles of Incorporation, unless otherwise specified in this Statement of Designation or unless the context otherwise requires) of the Corporation designated as “7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D.”

RESOLVED, that a series of Preferred Shares, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1. Designation. The distinctive serial designation of such series of Preferred Shares is “7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D” (“Series D Preferred Shares”). Each Series D Preferred Share shall be identical in all respects to every other Series D Preferred Share, except as to the respective dates from which the Series D Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series D Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2. Shares.

(a)

Number. The authorized number of Series D Preferred Shares shall be 20,000,000. Series D Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares, undesignated as to series.

(b)

Securities Depository. The Series D Preferred Shares shall be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no Holder of the Series D Preferred Shares shall be entitled to receive a certificate evidencing such shares, unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and the Corporation shall have not selected a substitute Securities Depository within 60 calendar days thereafter. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series D Preferred Shares shall be made by making payments to, and communicating with, the Securities Depository.

3. Dividends.

(a)

Dividends. Dividends on each Series D Preferred Share shall be cumulative and shall accrue at the Dividend Rate from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such shares) until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Section 6 below, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. Holders of Series D Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Corporation legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the

Corporation in accordance with this Statement of Designation, shall be paid quarterly on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series D Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months.

(b)

Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series D Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation’s Bylaws and this Statement of Designation. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (i) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series D Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (ii) the Net Worth to Preferred Stock Ratio, as calculated pursuant to Section 8, is greater than 1.00. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series D Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series D Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series D Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series D Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series D Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series D Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a), no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series D Preferred Shares. So long as the Series D Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same-day funds on each Dividend Payment Date.

4. Liquidation Rights.

(a)

Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of Series D Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, (i) after satisfaction of all liabilities, if any, to creditors of the Corporation, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation

Event and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series D Preferred Shares in an amount equal to the Series D Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series D Preferred Shares or any Parity Securities and (y) the Holders of outstanding Series D Preferred Shares shall be entitled to the Series D Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders of Series D Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series D Liquidation Preference. The payment of the Series D Liquidation Preference shall be a payment in redemption of the Series D Preferred Shares such that, from and after payment of the full Series D Liquidation Preference, any such Series D Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b)

Partial Payment. If, in the event of any distribution or payment described in Section 4(a) above where the Corporation’s assets available for distribution to holders of the outstanding Series D Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series D Preferred Shares and Parity Securities, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the Series D Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series D Preferred Shares receive a partial payment of their Series D Liquidation Preference, such partial payment shall reduce the Series D Liquidation Preference of their Series D Preferred Shares, but only to the extent of such amount paid.

(c)

Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series D Preferred Shares and any Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5. Voting Rights.

(a)	General. The Series D Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b)

Right to Elect One Director. In the event that six quarterly dividends, whether consecutive or not, payable on the Series D Preferred Shares are in arrears, the Holders of Series D Preferred Shares shall have the right, voting separately as a class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change (unless the size of the Board of Directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series D Preferred Shares voted as a class for the election of such director). Such right of such Holders of Series D Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series D Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends with respect to the Series D Preferred Shares as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series D Preferred Shares and, if applicable, any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such Holders and holders voting as a class shall terminate immediately. Any director elected by the Holders of the Series D Preferred Shares and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c)	Other Voting Rights.

1.

Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series D Preferred Shares, voting as a single class, the Corporation may not adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series D Preferred Shares.

2.

Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series D Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, the Corporation may not (x) issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series D Preferred Shares are in arrears or (y) create or issue any Senior Securities.

(d)

Voting Power. For any matter described in this Section 5 in which the Holders of the Series D Preferred Shares are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series D Preferred Share. Any Series D Preferred Shares held by the Corporation or any of its subsidiaries or Affiliates shall not be entitled to vote.

6. Optional Redemption. The Corporation shall have the right at any time to redeem the Series D Preferred Shares, in whole or in part, from any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Corporation (the “Redemption Date”).

(a)

Redemption Price. The Corporation shall effect any such redemption by paying cash for each Series D Preferred Share to be redeemed equal to the Series D Liquidation Preference for such share on such Redemption Date (the “Redemption Price”). So long as the Series D Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b)

Redemption Notice. The Corporation shall give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series D Preferred Shares to be redeemed as such Holders’ names appear on the Corporation’s stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series D Preferred Shares to be redeemed and, if less than all outstanding Series D Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series D Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)

Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series D Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series D Preferred Shares shall be allocated correspondingly among the redeemed Series D Preferred Shares. The Series D Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d)

Redemption Funds. If the Corporation gives or causes to be given a Redemption Notice, the Corporation shall deposit with the Paying Agent funds, sufficient to redeem the Series D Preferred Shares as to which such Redemption Notice shall have been given, no later than 5:00 p.m. New York

City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series D Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series D Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Corporation’s stock transfer books maintained by the Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series D Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series D Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series D Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series D Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e)

Certificate. Any Series D Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series D Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series D Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(f)

Redemption Priority. Notwithstanding anything to the contrary in this Section 6, in the event that full cumulative dividends on the Series D Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series D Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series D Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series D Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7. Rank. The Series D Preferred Shares shall be deemed to rank:

(a)

Seniority. Senior to (i) all classes of Common Shares and (ii) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series D Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation’s Common Shares as “Junior Securities”);

(b)

Parity. On a parity with (i) the Series E Preferred Shares, (ii) the Series G Preferred Shares, (iii) the Series H Preferred Shares, (iv) the Series I Preferred Shares and (v) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series D Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c)

Junior. Junior to any issued and outstanding class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series D Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Corporation may issue Junior Securities and, subject to Section 5(c)(2) of this Statement of Designation, Parity Securities from time to time in one or more series without the consent of the holders of the Series D Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each series of securities.

8. Financial Covenant.

(a)	Limitation on Minimum Net Worth. The Corporation shall not permit the Net Worth to Preferred Stock Ratio to be less than or equal to 1.00.

(b)

Compliance Measurement. Compliance with such covenant shall be measured on the last day of each of the Corporation’s fiscal quarters, deemed to commence December 31, 2012. Within 60 days after the end of each fiscal quarter, the Corporation shall deliver to the Registrar and Transfer Agent an Officer’s Certificate confirming compliance with such covenant. Each such Officer’s Certificate shall be made available to the Holders of the Series D Preferred Shares upon request to the Registrar and Transfer Agent. The Corporation shall mail, within five Business Days of the discovery thereof, to all Holders of the Series D Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with such covenant. Noncompliance by the Corporation with such covenant shall limit the Corporation’s ability to pay dividends on any Junior Securities, as set forth in Section 3(b) of this Statement of Designation.

(c)

Interpretation. Any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Section 8 or any applicable definition in Section 9 shall be construed in accordance with U.S. GAAP.

9. Definitions. As used herein with respect to the Series D Preferred Shares:

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Articles of Incorporation” means the amended and restated articles of incorporation of the Corporation, as they may be amended from time to time in a manner consistent with this Statement of Designation, and shall include this Statement of Designation.

“BCA” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Board of Directors” means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Bylaws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

“Cash and Cash Equivalents” means, as of a given date, the Corporation’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Shares” means the common shares of the Corporation, par value $0.01 per share.

“Corporation” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Dividend Payment Date” is deemed to mean each January 30, April 30, July 30 and October 30 of each year, commencing January 30, 2013; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the calendar day next preceding the next Dividend Payment Date.

“Dividend Rate” means a rate equal to 7.95% per annum of the Stated Series D Liquidation Preference per share.

“Holder” means the Person in whose name the Series D Preferred Shares are registered on the stock register of the Corporation maintained by the Registrar and Transfer Agent.

“Intangible Assets” means, in respect of the Corporation as of a given date, the intangible assets of the Corporation of the types, if any, presented in the Corporation’s consolidated balance sheet.

“Junior Securities” has the meaning set forth in Section 7(a) of this Statement of Designation.

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution with respect to such class or series of capital stock (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series D Liquidation Preference is the Liquidation Preference with respect to the Series D Preferred Shares.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)    Total Assets, less

(b)    Intangible Assets, less

(c)    Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board’s Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of the Corporation or any subsidiary thereof as of a given date, the non-recourse liabilities as described in subparts (a) through and including (h) of the definition of “Total Borrowings” below and of the types, if any, presented in the Corporation’s consolidated financial statements.

“Officer’s Certificate” means a certificate signed by the Corporation’s Chief Executive Officer or the Chief Financial Officer or another duly authorized officer.

“Original Issue Date” is deemed to mean December 13, 2012.

“Parity Securities” has the meaning set forth in Section 7(b) of this Statement of Designation.

“Paying Agent” means American Stock Transfer & Trust Company, acting in its capacity as paying agent for the Series D Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Corporation.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

“Preferred Shares” means any of the Corporation’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, over shares of the Common Shares, including, without limitation, the Series D Preferred Shares, the Series E Preferred Shares, the Series G Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares.

“Preferred Stock Amount” means, in respect of any series of Preferred Shares, the sum, without duplication, of (x) the aggregate Liquidation Preference of the outstanding shares of such Preferred Shares as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Shares as of the relevant measurement date.

“Record Date” has the meaning set forth in Section 3(b) of this Statement of Designation.

“Redemption Date” has the meaning set forth in Section 6 of this Statement of Designation.

“Redemption Notice” has the meaning set forth in Section 6(b) of this Statement of Designation.

“Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation.

“Registrar” means American Stock Transfer & Trust Company, acting in its capacity as registrar for the Series D Preferred Shares, and its successors and assigns or any other registrar appointed by the Corporation.

“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

“Senior Securities” has the meaning set forth in Section 7(c) of this Statement of Designation.

“Series D Preferred Shares” has the meaning set forth in Section 1 of this Statement of Designation.

“Series E Preferred Shares” means the Corporation’s 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E.

“Series G Preferred Shares” means the Corporation’s 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G.

“Series H Preferred Shares” means the Corporation’s 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H.

“Series I Preferred Shares” means the Corporation’s Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I.

“Series D Liquidation Preference” means a liquidation preference for each Series D Preferred Share initially equal to $25.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (b) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series D Preferred Share.

“Stated Series D Liquidation Preference” means an amount equal to $25.00 per Series D Preferred Share.

“Statement of Designation” means this Statement of Designation relating to the Series D Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation and the BCA.

“Total Assets” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)    all of the assets of the Corporation of the types presented on its consolidated balance sheet; less

(b)    Cash and Cash Equivalents; less

(c)    Non-Recourse Liabilities; and less

(d)    the assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)    the outstanding principal amount of any moneys borrowed; plus

(b)    the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)    the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)    the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)    the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f)    the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)    any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) of this definition; plus

(h)    the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of the Corporation on a consolidated basis in accordance with U.S. GAAP; less

(i)    Cash and Cash Equivalents; and less

(j)    Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(x)    indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(y)    indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Transfer Agent” means American Stock Transfer & Trust Company, acting in its capacity as transfer agent for the Series D Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

“U.S. GAAP” means generally accepted accounting principles in the United States of America, as in effect as of January 1, 2012.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

10. No Sinking Fund. The Series D Preferred Shares shall not have the benefit of any sinking fund.

11. Record Holders. To the fullest extent permitted by applicable law, the Corporation, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series D Preferred Share as the true, lawful and absolute owner thereof for all purposes, and neither the Corporation nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

12. Notices. All notices or communications in respect of the Series D Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13. Other Rights. The Series D Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his hand this [●] day of [●], 2020.

ATLAS CORP.

By:

Name:	Ryan Courson
Title:	Chief Financial Officer

Signature page to Statement of Designation

FORM OF

STATEMENT OF DESIGNATION OF THE

8.25% CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES—SERIES E

OF ATLAS CORP.

ATLAS CORP., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Corporation”), in accordance with the provisions of Section 35 thereof and the Corporation’s Amended and Restated Articles of Incorporation, does hereby certify:

The Board of Directors of the Corporation has adopted the following resolution creating a series of 15,000,000 Preferred Shares (this and other capitalized terms shall have the same meaning as in the Articles of Incorporation, unless otherwise specified in this Statement of Designation or unless the context otherwise requires) of the Corporation designated as “8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E.”

RESOLVED, that a series of Preferred Shares, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1.    Designation. The distinctive serial designation of such series of Preferred Shares is “8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E” (“Series E Preferred Shares”). Each Series E Preferred Share shall be identical in all respects to every other Series E Preferred Share, except as to the respective dates from which the Series E Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series E Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2.    Shares.

(a)

Number. The authorized number of Series E Preferred Shares shall be 15,000,000. Series E Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares, undesignated as to series.

(b)

Securities Depository. The Series E Preferred Shares shall be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no Holder of the Series E Preferred Shares shall be entitled to receive a certificate evidencing such shares, unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and the Corporation shall have not selected a substitute Securities Depository within 60 calendar days thereafter. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series E Preferred Shares shall be made by making payments to, and communicating with, the Securities Depository.

3.    Dividends.

(a)

Dividends. Dividends on each Series E Preferred Share shall be cumulative and shall accrue at the Dividend Rate from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such shares) until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Section 6 below, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. Holders of Series E Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Corporation legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Corporation in accordance with this Statement of Designation, shall be paid quarterly on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period from and including the preceding

Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series E Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months.

(b)

Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series E Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation’s Bylaws and this Statement of Designation. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (i) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series E Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (ii) the Net Worth to Preferred Stock Ratio, as calculated pursuant to Section 8, is greater than 1.00. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series E Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series E Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series E Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series E Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series E Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series E Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a), no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series E Preferred Shares. So long as the Series E Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same-day funds on each Dividend Payment Date.

4.    Liquidation Rights.

(a)

Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of Series E Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, (i) after satisfaction of all liabilities, if any, to creditors of the Corporation, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series E Preferred Shares in an amount equal to the Series E Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series E Preferred Shares or any Parity Securities and (y) the Holders of outstanding Series E Preferred Shares shall be entitled to the Series E Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders of Series E Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series E Liquidation Preference. The payment of the Series E Liquidation Preference shall be a payment in redemption of the Series E Preferred Shares such that, from and after payment of the full Series E Liquidation Preference, any such Series E Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b)

Partial Payment. If, in the event of any distribution or payment described in Section 4(a) above where the Corporation’s assets available for distribution to holders of the outstanding Series E Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series E Preferred Shares and Parity Securities, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the Series E Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series E Preferred Shares receive a partial payment of their Series E Liquidation Preference, such partial payment shall reduce the Series E Liquidation Preference of their Series E Preferred Shares, but only to the extent of such amount paid.

(c)

Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series E Preferred Shares and any Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5.    Voting Rights.

(a)	General. The Series E Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b)

Right to Elect One Director. In the event that six quarterly dividends, whether consecutive or not, payable on the Series E Preferred Shares are in arrears, the Holders of Series E Preferred Shares shall have the right, voting separately as a class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change (unless the size of the Board of Directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series E Preferred Shares voted as a class for the election of such director). Such right of such Holders of Series E Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series E Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends with respect to the Series E Preferred Shares as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series E Preferred Shares and, if applicable, any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such Holders and holders voting as a class shall terminate immediately. Any director elected by the Holders of the Series E Preferred Shares and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c)	Other Voting Rights.

1.

Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series E Preferred Shares, voting as a single class, the Corporation may not adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series E Preferred Shares.

2.

Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series E Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, the Corporation may not (x) issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series E Preferred Shares are in arrears or (y) create or issue any Senior Securities.

(d)

Voting Power. For any matter described in this Section 5 in which the Holders of the Series E Preferred Shares are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series E Preferred Share. Any Series E Preferred Shares held by the Corporation or any of its subsidiaries or Affiliates shall not be entitled to vote.

6.    Optional Redemption. The Corporation shall have the right at any time to redeem the Series E Preferred Shares, in whole or in part, from any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Corporation (the “Redemption Date”).

(a)

Redemption Price. The Corporation shall effect any such redemption by paying cash for each Series E Preferred Share to be redeemed equal to the Series E Liquidation Preference for such share on such Redemption Date (the “Redemption Price”). So long as the Series E Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b)

Redemption Notice. The Corporation shall give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series E Preferred Shares to be redeemed as such Holders’ names appear on the Corporation’s stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series E Preferred Shares to be redeemed and, if less than all outstanding Series E Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series E Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)

Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series E Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series E Preferred Shares shall be allocated correspondingly among the redeemed Series E Preferred Shares. The Series E Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d)

Redemption Funds. If the Corporation gives or causes to be given a Redemption Notice, the Corporation shall deposit with the Paying Agent funds, sufficient to redeem the Series E Preferred Shares as to which such Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series E

Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series E Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Corporation’s stock transfer books maintained by the Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series E Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series E Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series E Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series E Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e)

Certificate. Any Series E Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series E Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series E Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(f)

Redemption Priority. Notwithstanding anything to the contrary in this Section 6, in the event that full cumulative dividends on the Series E Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series E Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series E Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series E Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7.    Rank. The Series E Preferred Shares shall be deemed to rank:

(a)

Seniority. Senior to (i) all classes of Common Shares and (ii) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series E Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation’s Common Shares as “Junior Securities”);

(b)

Parity. On a parity with (i) the Series D Preferred Shares, (ii) the Series G Preferred Shares, (iii) the Series H Preferred Shares, (iv) the Series I Preferred Shares and (v) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series E Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c)

Junior. Junior to any issued and outstanding class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series E Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Corporation may issue Junior Securities and, subject to Section 5(c)(2) of this Statement of Designation, Parity Securities from time to time in one or more series without the consent of the holders of the Series E Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each series of securities.

8.    Financial Covenant.

(a)	Limitation on Minimum Net Worth. The Corporation shall not permit the Net Worth to Preferred Stock Ratio to be less than or equal to 1.00.

(b)

Compliance Measurement. Compliance with such covenant shall be measured on the last day of each of the Corporation’s fiscal quarters, deemed to commence March 31, 2014. Within 60 days after the end of each fiscal quarter, the Corporation shall deliver to the Registrar and Transfer Agent an Officer’s Certificate confirming compliance with such covenant. Each such Officer’s Certificate shall be made available to the Holders of the Series E Preferred Shares upon request to the Registrar and Transfer Agent. The Corporation shall mail, within five Business Days of the discovery thereof, to all Holders of the Series E Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with such covenant. Noncompliance by the Corporation with such covenant shall limit the Corporation’s ability to pay dividends on any Junior Securities, as set forth in Section 3(b) of this Statement of Designation.

(c)

Interpretation. Any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Section 8 or any applicable definition in Section 9 shall be construed in accordance with U.S. GAAP.

9. Definitions. As used herein with respect to the Series E Preferred Shares:

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Articles of Incorporation” means the amended and restated articles of incorporation of the Corporation, as they may be amended from time to time in a manner consistent with this Statement of Designation, and shall include this Statement of Designation.

“BCA” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Board of Directors” means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Bylaws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

“Cash and Cash Equivalents” means, as of a given date, the Corporation’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Shares” means the common shares of the Corporation, par value $0.01 per share.

“Corporation” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Dividend Payment Date” is deemed to mean each January 30, April 30, July 30 and October 30 of each year, commencing April 30, 2014; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the calendar day next preceding the next Dividend Payment Date.

“Dividend Rate” means a rate equal to 8.25% per annum of the Stated Series E Liquidation Preference per share.

“Holder” means the Person in whose name the Series E Preferred Shares are registered on the stock register of the Corporation maintained by the Registrar and Transfer Agent.

“Intangible Assets” means, in respect of the Corporation as of a given date, the intangible assets of the Corporation of the types, if any, presented in the Corporation’s consolidated balance sheet.

“Junior Securities” has the meaning set forth in Section 7(a) of this Statement of Designation.

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution with respect to such class or series of capital stock (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series E Liquidation Preference is the Liquidation Preference with respect to the Series E Preferred Shares.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)	Total Assets, less

(b)	Intangible Assets, less

(c)	Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board’s Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of the Corporation or any subsidiary thereof as of a given date, the non-recourse liabilities as described in subparts (a) through and including (h) of the definition of “Total Borrowings” below and of the types, if any, presented in the Corporation’s consolidated financial statements.

“Officer’s Certificate” means a certificate signed by the Corporation’s Chief Executive Officer or the Chief Financial Officer or another duly authorized officer.

“Original Issue Date” is deemed to mean February 13, 2014.

“Parity Securities” has the meaning set forth in Section 7(b) of this Statement of Designation.

“Paying Agent” means American Stock Transfer & Trust Company, acting in its capacity as paying agent for the Series E Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Corporation.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

“Preferred Shares” means any of the Corporation’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, over shares of the Common Shares, including, without limitation, the Series D Preferred Shares, the Series E Preferred Shares, the Series G Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares.

“Preferred Stock Amount” means, in respect of any series of Preferred Shares, the sum, without duplication, of (x) the aggregate Liquidation Preference of the outstanding shares of such Preferred Shares as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Shares as of the relevant measurement date.

“Record Date” has the meaning set forth in Section 3(b) of this Statement of Designation.

“Redemption Date” has the meaning set forth in Section 6 of this Statement of Designation.

“Redemption Notice” has the meaning set forth in Section 6(b) of this Statement of Designation.

“Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation.

“Registrar” means American Stock Transfer & Trust Company, acting in its capacity as registrar for the Series E Preferred Shares, and its successors and assigns or any other registrar appointed by the Corporation.

“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

“Senior Securities” has the meaning set forth in Section 7(c) of this Statement of Designation.

“Series D Preferred Shares” means the Corporation’s 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D.

“Series E Liquidation Preference” means a liquidation preference for each Series E Preferred Share initially equal to $25.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and

(b) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series E Preferred Share.

“Series E Preferred Shares” has the meaning set forth in Section 1 of this Statement of Designation.

“Series G Preferred Shares” means the Corporation’s 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G.

“Series H Preferred Shares” means the Corporation’s 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H.

“Series I Preferred Shares” means the Corporation’s Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I.

“Stated Series E Liquidation Preference” means an amount equal to $25.00 per Series E Preferred Share.

“Statement of Designation” means this Statement of Designation relating to the Series E Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation and the BCA.

“Total Assets” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)	all of the assets of the Corporation of the types presented on its consolidated balance sheet; less

(b)	Cash and Cash Equivalents; less

(c)	Non-Recourse Liabilities; and less

(d)

the assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)	the outstanding principal amount of any moneys borrowed; plus

(b)	the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)	the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)	the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)

the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f)

the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)	any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) of this definition; plus

(h)

the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of the Corporation on a consolidated basis in accordance with U.S. GAAP; less

(i)	Cash and Cash Equivalents; and less

(j)	Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(x)	indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(y)

indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Transfer Agent” means American Stock Transfer & Trust Company, acting in its capacity as transfer agent for the Series E Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

“U.S. GAAP” means generally accepted accounting principles in the United States of America, as in effect as of January 1, 2014.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

10.    No Sinking Fund. The Series E Preferred Shares shall not have the benefit of any sinking fund.

11.    Record Holders. To the fullest extent permitted by applicable law, the Corporation, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series E Preferred Share as the true, lawful and absolute owner thereof for all purposes, and neither the Corporation nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

12.    Notices. All notices or communications in respect of the Series E Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13.    Other Rights. The Series E Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his hand this [●] day of [●], 2020.

ATLAS CORP.

By:
Name:	Ryan Courson
Title:	Chief Financial Officer

Signature page to Statement of Designation

FORM OF

STATEMENT OF DESIGNATION OF THE 8.20%

CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES—SERIES G

OF ATLAS CORP.

ATLAS CORP., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Corporation”), in accordance with the provisions of Section 35 thereof and the Corporation’s Amended and Restated Articles of Incorporation, does hereby certify:

The Board of Directors of the Corporation has adopted the following resolution creating a series of 15,000,000 Preferred Shares (this and other capitalized terms shall have the same meaning as in the Articles of Incorporation, unless otherwise specified in this Statement of Designation or unless the context otherwise requires) of the Corporation designated as “8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G.”

RESOLVED, that a series of Preferred Shares, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1.    Designation. The distinctive serial designation of such series of Preferred Shares is “8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G” (“Series G Preferred Shares”). Each Series G Preferred Share shall be identical in all respects to every other Series G Preferred Share, except as to the respective dates from which the Series G Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series G Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2.    Shares.

(a)    Number. The authorized number of Series G Preferred Shares shall be 15,000,000. Series G Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares, undesignated as to series.

(b)    Securities Depository. The Series G Preferred Shares shall be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no Holder of the Series G Preferred Shares shall be entitled to receive a certificate evidencing such shares, unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and the Corporation shall have not selected a substitute Securities Depository within 60 calendar days thereafter. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series G Preferred Shares shall be made by making payments to, and communicating with, the Securities Depository.

3.    Dividends.

(a)    Dividends. Dividends on each Series G Preferred Share shall be cumulative and shall accrue at the Dividend Rate from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such shares) until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Section 6 of this Statement of Designation, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. Holders of Series G Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Corporation legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors.

[Signature Page to Statement of Designation for Series G Preferred Shares]

Dividends, to the extent declared to be paid by the Corporation in accordance with this Statement of Designation, shall be paid quarterly on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series G Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months.

(b)    Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series G Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation’s Bylaws and this Statement of Designation. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (i) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series G Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (ii) the Net Worth to Preferred Stock Ratio, as calculated pursuant to Section 8 of this Statement of Designation, is greater than 1.00. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series G Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series G Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series G Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series G Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series G Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series G Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a) of this Statement of Designation, no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series G Preferred Shares. So long as the Series G Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same-day funds on each Dividend Payment Date.

4.    Liquidation Rights.

(a)    Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of Series G Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, (i) after satisfaction of all liabilities, if any, to creditors of the Corporation, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or Series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series G Preferred Shares in an amount equal to the Series G Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series G Preferred Shares or any Parity Securities and (y) the Holders of outstanding Series G Preferred Shares shall be entitled to the Series G Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders of Series G Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series G Liquidation Preference. The payment of the Series G Liquidation Preference shall be a payment in redemption of the Series G Preferred Shares such that, from and after payment of the full Series G Liquidation Preference, any such Series G Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b)    Partial Payment. If, in the event of any distribution or payment described in Section 4(a) of this Statement of Designation where the Corporation’s assets available for distribution to holders of the outstanding Series G Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series G Preferred Shares and Parity Securities, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the Series G Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series G Preferred Shares receive a partial payment of their Series G Liquidation Preference, such partial payment shall reduce the Series G Liquidation Preference of their Series G Preferred Shares, but only to the extent of such amount paid.

(c)    Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series G Preferred Shares and any Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5.    Voting Rights.

(a)    General. The Series G Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b)    Right to Elect One Director. In the event that six quarterly dividends, whether consecutive or not, payable on the Series G Preferred Shares are in arrears, the Holders of Series G Preferred Shares shall have the right, voting separately as a Class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change (unless the size of the Board of Directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series G Preferred Shares voted as a Class for the election of such director). Such right of such Holders of Series G Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series G Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends with respect to the Series G Preferred Shares as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series G Preferred Shares and, if applicable, any other Parity Securities to vote as a Class for such director, the term of office of the director then in office elected by such Holders and holders voting as a Class shall terminate immediately. Any director elected by the Holders of the Series G Preferred Shares and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c)    Other Voting Rights.

1.    Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series G Preferred Shares, voting as a single class, the Corporation may not adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series G Preferred Shares.

2.    Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series G Preferred Shares, voting as a Class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, the Corporation may not (x) issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series G Preferred Shares are in arrears or (y) create or issue any Senior Securities.

(d)    Voting Power. For any matter described in this Section 5 in which the Holders of the Series G Preferred Shares are entitled to vote as a Class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series G Preferred Share. Any Series G Preferred Shares held by the Corporation or any of its subsidiaries or Affiliates shall not be entitled to vote.

6.    Optional Redemption. The Corporation shall have the right at any time on or after June 16, 2021 to redeem the Series G Preferred Shares, in whole or in part, from any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Corporation (the “Redemption Date”).

(a)    Redemption Price. The Corporation shall effect any such redemption by paying cash for each Series G Preferred Share to be redeemed equal to the Series G Liquidation Preference for such share on such Redemption Date (the “Redemption Price”). So long as the Series G Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b)    Redemption Notice. The Corporation shall give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series G Preferred Shares to be redeemed as such Holders’ names appear on the Corporation’s stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series G Preferred Shares to be redeemed and, if less than all outstanding Series G Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series G Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)    Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series G Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Corporation, or if appointed by the Corporation, the Securities Depository, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series G Preferred Shares shall be allocated correspondingly among the redeemed Series G Preferred Shares. The Series G Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d)    Redemption Funds. If the Corporation gives or causes to be given a Redemption Notice, the Corporation shall deposit with the Paying Agent funds, sufficient to redeem the Series G Preferred Shares as to which such Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series G Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee or if the shares are held in book-entry form by the Transfer Agent) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series G Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Corporation’s stock transfer books maintained by the Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series G Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series G Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series G Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series G Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e)    Certificate. Any Series G Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series G Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee or if the shares are held in book-entry form by the Transfer Agent), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series G Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(f)    Redemption Priority. Notwithstanding anything to the contrary in this Section 6, in the event that full cumulative dividends on the Series G Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series G Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series G Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series G Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7.    Rank. The Series G Preferred Shares shall be deemed to rank:

(a)    Seniority. Senior to (i) all classes of Common Shares and (ii) any other Class or Series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which Class or Series do not expressly provide that it is made senior to or on parity with the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation’s Common Shares as “Junior Securities”);

(b)    Parity. On a parity with (i) the Series D Preferred Shares, (ii) the Series E Preferred Shares, (ii) the Series H Preferred Shares, (iv) Series I Preferred Shares and (v) any other Class or Series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which Class or Series are not expressly subordinated or senior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c)    Junior. Junior to any issued and outstanding Class or Series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which Class or Series expressly provide that it ranks senior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Corporation may issue Junior Securities and, subject to Section 5(c)(2) of this Statement of Designation, Parity Securities from time to time in one or more Series without the consent of the holders of the Series G Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such Series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each Series of securities.

8.    Financial Covenant.

(a)    Limitation on Minimum Net Worth. The Corporation shall not permit the Net Worth to Preferred Stock Ratio to be less than or equal to 1.00.

(b)    Compliance Measurement. Compliance with such covenant shall be measured on the last day of each of the Corporation’s fiscal quarters, deemed to commence June 30, 2016. Within 60 days after the end of each fiscal quarter, the Corporation shall deliver to the Registrar and Transfer Agent an Officer’s Certificate confirming compliance with such covenant. Each such Officer’s Certificate shall be made available to the Holders of the Series G Preferred Shares upon request to the Registrar and Transfer Agent. The Corporation shall mail, within five Business Days of the discovery thereof, to all Holders of the Series G Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with such covenant. Noncompliance by the Corporation with such covenant shall limit the Corporation’s ability to pay dividends on any Junior Securities, as set forth in Section 3(b) of this Statement of Designation.

(c)    Interpretation. Any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Section 8 or any applicable definition in Section 9 of this Statement of Designation shall be construed in accordance with U.S. GAAP.

9.    Definitions. As used herein with respect to the Series G Preferred Shares:

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Articles of Incorporation” means the amended and restated articles of incorporation of the Corporation, as they may be amended from time to time in a manner consistent with this Statement of Designation, and shall include this Statement of Designation.

“BCA” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Board of Directors” means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Bylaws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

“Cash and Cash Equivalents” means, as of a given date, the Corporation’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Shares” means the common shares of the Corporation, par value $0.01 per share.

“Corporation” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Dividend Payment Date” is deemed to mean each January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2016; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the calendar day next preceding the next Dividend Payment Date.

“Dividend Rate” means a rate equal to 8.20% per annum of the Stated Series G Liquidation Preference per share.

“Holder” means the Person in whose name the Series G Preferred Shares are registered on the stock register of the Corporation maintained by the Registrar and Transfer Agent.

“Intangible Assets” means, in respect of the Corporation as of a given date, the intangible assets of the Corporation of the types, if any, presented in the Corporation’s consolidated balance sheet.

“Junior Securities” has the meaning set forth in Section 7(a) of this Statement of Designation.

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a Series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any Class or Series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution with respect to such Class or Series of capital stock (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable Class or Series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series G Liquidation Preference is the Liquidation Preference with respect to the Series G Preferred Shares.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)    Total Assets, less

(b)    Intangible Assets, less

(c)    Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board’s Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of the Corporation or any subsidiary thereof as of a given date, the non-recourse liabilities as described in subparts (a) through and including (h) of the definition of “Total Borrowings” below and of the types, if any, presented in the Corporation’s consolidated financial statements.

“Officer’s Certificate” means a certificate signed by the Corporation’s Chief Executive Officer or the Chief Financial Officer or another duly authorized officer.

“Original Issue Date” is deemed to mean June 16, 2016.

“Parity Securities” has the meaning set forth in Section 7(b) of this Statement of Designation.

“Paying Agent” means American Stock Transfer & Trust Company, acting in its capacity as paying agent for the Series G Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Corporation.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

“Preferred Shares” means any of the Corporation’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, over shares of the Common Shares, including, without limitation, the Series D Preferred Shares, the Series E Preferred Shares, the Series G Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares.

“Preferred Stock Amount” means, in respect of any Series of Preferred Shares, the sum, without duplication, of (x) the aggregate Liquidation Preference of the outstanding shares of such Preferred Shares as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Shares as of the relevant measurement date.

“Record Date” has the meaning set forth in Section 3(b) of this Statement of Designation.

“Redemption Date” has the meaning set forth in Section 6 of this Statement of Designation.

“Redemption Notice” has the meaning set forth in Section 6(b) of this Statement of Designation.

“Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation.

“Registrar” means American Stock Transfer & Trust Company, acting in its capacity as registrar for the Series G Preferred Shares, and its successors and assigns or any other registrar appointed by the Corporation.

“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

“Senior Securities” has the meaning set forth in Section 7(c) of this Statement of Designation.

“Series D Preferred Shares” means the Corporation’s 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D.

“Series E Preferred Shares” means the Corporation’s 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E.

“Series G Liquidation Preference” means a liquidation preference for each Series G Preferred Share initially equal to $25.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (b) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series G Preferred Share.

“Series G Preferred Shares” has the meaning set forth in Section 1 of this Statement of Designation.

“Stated Series G Liquidation Preference” means an amount equal to $25.00 per Series G Preferred Share.

“Series H Preferred Shares” means the Corporation’s 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H.

“Series I Preferred Shares” means the Corporation’s Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I.

“Statement of Designation” means this Statement of Designation relating to the Series G Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation and the BCA.

“Total Assets” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)    all of the assets of the Corporation of the types presented on its consolidated balance sheet; less

(b)    Cash and Cash Equivalents; less

(c)    Non-Recourse Liabilities; and less

(d)    the assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)    the outstanding principal amount of any moneys borrowed; plus

(b)    the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)    the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)    the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)    the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f)    the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)    any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) of this definition; plus

(h)    the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of the Corporation on a consolidated basis in accordance with U.S. GAAP; less

(i)    Cash and Cash Equivalents; and less

(j)    Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(x)    indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(y)    indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Transfer Agent” means American Stock Transfer & Trust Company, acting in its capacity as transfer agent for the Series G Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

“U.S. GAAP” means generally accepted accounting principles in the United States of America, as in effect as of January 1, 2016.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

10.    No Sinking Fund. The Series G Preferred Shares shall not have the benefit of any sinking fund.

11.    Record Holders. To the fullest extent permitted by applicable law, the Corporation, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series G Preferred Share as the true, lawful and absolute owner thereof for all purposes, and neither the Corporation nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

12.    Notices. All notices or communications in respect of the Series G Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13.    Other Rights. The Series G Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his hand this [●] day of [●], 2020.

ATLAS CORP.
By:
Name:	Ryan Courson
Title:	Chief Financial Officer

FORM OF

STATEMENT OF DESIGNATION OF THE 7.875%

CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES—SERIES H

OF ATLAS CORP.

ATLAS CORP., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Corporation”), in accordance with the provisions of Section 35 thereof and the Corporation’s Amended and Restated Articles of Incorporation, does hereby certify:

The Board of Directors of the Corporation has adopted the following resolution creating a series of 15,000,000 Preferred Shares (this and other capitalized terms shall have the same meaning as in the Articles of Incorporation, unless otherwise specified in this Statement of Designation or unless the context otherwise requires) of the Corporation designated as “7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H.”

RESOLVED, that a series of Preferred Shares, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1.    Designation. The distinctive serial designation of such series of Preferred Shares is “7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H” (“Series H Preferred Shares”). Each Series H Preferred Share shall be identical in all respects to every other Series H Preferred Share, except as to the respective dates from which the Series H Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series H Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2.    Shares.

(a)    Number. The authorized number of Series H Preferred Shares shall be 15,000,000. Series H Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares, undesignated as to series.

(b)    Securities Depository. The Series H Preferred Shares shall be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no Holder of the Series H Preferred Shares shall be entitled to receive a certificate evidencing such shares, unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and the Corporation shall have not selected a substitute Securities Depository within 60 calendar days thereafter. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series H Preferred Shares shall be made by making payments to, and communicating with, the Securities Depository.

3.    Dividends.

(a)    Dividends. Dividends on each Series H Preferred Share shall be cumulative and shall accrue at the Dividend Rate from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such shares) until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Section 6 of this Statement of Designation, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. Holders of Series H Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Corporation legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Corporation in accordance with this Statement of Designation, shall be paid quarterly on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period

Signature page to Statement of Designation

from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series H Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months.

(b)    Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series H Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation’s Bylaws and this Statement of Designation. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (i) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series H Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (ii) the Net Worth to Preferred Stock Ratio, as calculated pursuant to Section 8 of this Statement of Designation, is greater than 1.00. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series H Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series H Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series H Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series H Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series H Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series H Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a) of this Statement of Designation, no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series H Preferred Shares. So long as the Series H Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same-day funds on each Dividend Payment Date.

4.    Liquidation Rights.

(a)    Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of Series H Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, (i) after satisfaction of all liabilities, if any, to creditors of the Corporation, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or Series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series H Preferred Shares in an amount equal to the Series H Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the

Series H Preferred Shares or any Parity Securities and (y) the Holders of outstanding Series H Preferred Shares shall be entitled to the Series H Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders of Series H Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series H Liquidation Preference. The payment of the Series H Liquidation Preference shall be a payment in redemption of the Series H Preferred Shares such that, from and after payment of the full Series H Liquidation Preference, any such Series H Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b)    Partial Payment. If, in the event of any distribution or payment described in Section 4(a) of this Statement of Designation where the Corporation’s assets available for distribution to holders of the outstanding Series H Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series H Preferred Shares and Parity Securities, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the Series H Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series H Preferred Shares receive a partial payment of their Series H Liquidation Preference, such partial payment shall reduce the Series H Liquidation Preference of their Series H Preferred Shares, but only to the extent of such amount paid.

(c)    Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series H Preferred Shares and any Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5.    Voting Rights.

(a)    General. The Series H Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b)    Right to Elect One Director. In the event that six quarterly dividends, whether consecutive or not, payable on the Series H Preferred Shares are in arrears, the Holders of Series H Preferred Shares shall have the right, voting separately as a Class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change (unless the size of the Board of Directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series H Preferred Shares voted as a Class for the election of such director). Such right of such Holders of Series H Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series H Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends with respect to the Series H Preferred Shares as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series H Preferred Shares and, if applicable, any other Parity Securities to vote as a Class for such director, the term of office of the director then in office elected by such Holders and holders voting as a Class shall terminate immediately. Any director elected by the Holders of the Series H Preferred Shares and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c)    Other Voting Rights.

1.    Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series H Preferred Shares, voting as a single class, the Corporation may not adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series H Preferred Shares.

2.    Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series H Preferred Shares, voting as a Class together with holders of any other

Parity Securities upon which like voting rights have been conferred and are exercisable, the Corporation may not (x) issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series H Preferred Shares are in arrears or (y) create or issue any Senior Securities.

(d)    Voting Power. For any matter described in this Section 5 in which the Holders of the Series H Preferred Shares are entitled to vote as a Class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series H Preferred Share. Any Series H Preferred Shares held by the Corporation or any of its subsidiaries or Affiliates shall not be entitled to vote.

6.    Optional Redemption. The Corporation shall have the right at any time on or after August 11, 2021 to redeem the Series H Preferred Shares, in whole or in part, from any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Corporation (the “Redemption Date”).

(a)    Redemption Price. The Corporation shall effect any such redemption by paying cash for each Series H Preferred Share to be redeemed equal to the Series H Liquidation Preference for such share on such Redemption Date (the “Redemption Price”). So long as the Series H Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b)    Redemption Notice. The Corporation shall give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series H Preferred Shares to be redeemed as such Holders’ names appear on the Corporation’s stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series H Preferred Shares to be redeemed and, if less than all outstanding Series H Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series H Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)    Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series H Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Corporation, or if appointed by the Corporation, the Securities Depository, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series H Preferred Shares shall be allocated correspondingly among the redeemed Series H Preferred Shares. The Series H Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d)    Redemption Funds. If the Corporation gives or causes to be given a Redemption Notice, the Corporation shall deposit with the Paying Agent funds, sufficient to redeem the Series H Preferred Shares as to which such Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series H Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee or if the shares are held in book-entry form by the Transfer Agent) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series H Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Corporation’s stock transfer books maintained by the Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The

Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series H Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series H Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series H Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series H Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e)    Certificate. Any Series H Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series H Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee or if the shares are held in book-entry form by the Transfer Agent), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series H Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(f)    Redemption Priority. Notwithstanding anything to the contrary in this Section 6, in the event that full cumulative dividends on the Series H Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series H Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series H Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series H Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7.    Rank. The Series H Preferred Shares shall be deemed to rank:

(a)    Seniority. Senior to (i) all classes of Common Shares and (ii) any other Class or Series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which Class or Series do not expressly provide that it is made senior to or on parity with the Series H Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation’s Common Shares as “Junior Securities”);

(b)    Parity. On a parity with (i) the Series D Preferred Shares, (ii) the Series E Preferred Shares, (iii) the Series G Preferred Shares, (iv) the Series H Preferred Shares, (v) the Series I Preferred Shares and (vi) any other Class or Series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which Class or Series are not expressly subordinated or senior to the Series H Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c)    Junior. Junior to any issued and outstanding Class or Series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which Class or Series expressly provide that it ranks senior to the Series H Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Corporation may issue Junior Securities and, subject to Section 5(c)(2) of this Statement of Designation, Parity Securities from time to time in one or more Series without the consent of the holders of the Series H Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such Series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each Series of securities.

8.    Financial Covenant.

(a)    Limitation on Minimum Net Worth. The Corporation shall not permit the Net Worth to Preferred Stock Ratio to be less than or equal to 1.00.

(b)    Compliance Measurement. Compliance with such covenant shall be measured on the last day of each of the Corporation’s fiscal quarters, deemed to commence September 30, 2016. Within 60 days after the end of each fiscal quarter, the Corporation shall deliver to the Registrar and Transfer Agent an Officer’s Certificate confirming compliance with such covenant. Each such Officer’s Certificate shall be made available to the Holders of the Series H Preferred Shares upon request to the Registrar and Transfer Agent. The Corporation shall mail, within five Business Days of the discovery thereof, to all Holders of the Series H Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with such covenant. Noncompliance by the Corporation with such covenant shall limit the Corporation’s ability to pay dividends on any Junior Securities, as set forth in Section 3(b) of this Statement of Designation.

(c)    Interpretation. Any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Section 8 or any applicable definition in Section 9 of this Statement of Designation shall be construed in accordance with U.S. GAAP.

9.    Definitions. As used herein with respect to the Series H Preferred Shares:

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Articles of Incorporation” means the amended and restated articles of incorporation of the Corporation, as they may be amended from time to time in a manner consistent with this Statement of Designation, and shall include this Statement of Designation.

“BCA” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Board of Directors” means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Bylaws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

“Cash and Cash Equivalents” means, as of a given date, the Corporation’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Shares” means the common shares of the Corporation, par value $0.01 per share.

“Corporation” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Dividend Payment Date” is deemed to mean each January 30, April 30, July 30 and October 30 of each year, commencing October 30, 2016; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the calendar day next preceding the next Dividend Payment Date.

“Dividend Rate” means a rate equal to 7.875% per annum of the Stated Series H Liquidation Preference per share.

“Holder” means the Person in whose name the Series H Preferred Shares are registered on the stock register of the Corporation maintained by the Registrar and Transfer Agent.

“Intangible Assets” means, in respect of the Corporation as of a given date, the intangible assets of the Corporation of the types, if any, presented in the Corporation’s consolidated balance sheet.

“Junior Securities” has the meaning set forth in Section 7(a) of this Statement of Designation.

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a Series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any Class or Series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution with respect to such Class or Series of capital stock (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable Class or Series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series H Liquidation Preference is the Liquidation Preference with respect to the Series H Preferred Shares.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)    Total Assets, less

(b)    Intangible Assets, less

(c)    Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board’s Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of the Corporation or any subsidiary thereof as of a given date, the non-recourse liabilities as described in subparts (a) through and including (h) of the definition of “Total Borrowings” below and of the types, if any, presented in the Corporation’s consolidated financial statements.

“Officer’s Certificate” means a certificate signed by the Corporation’s Chief Executive Officer or the Chief Financial Officer or another duly authorized officer.

“Original Issue Date” is deemed to mean August 11, 2016.

“Parity Securities” has the meaning set forth in Section 7(b) of this Statement of Designation.

“Paying Agent” means American Stock Transfer & Trust Company, acting in its capacity as paying agent for the Series H Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Corporation.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

“Preferred Shares” means any of the Corporation’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, over shares of the Common Shares, including, without limitation, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares, the Series G Preferred Shares and the Series H Preferred Shares.

“Preferred Stock Amount” means, in respect of any Series of Preferred Shares, the sum, without duplication, of (x) the aggregate Liquidation Preference of the outstanding shares of such Preferred Shares as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Shares as of the relevant measurement date.

“Record Date” has the meaning set forth in Section 3(b) of this Statement of Designation.

“Redemption Date” has the meaning set forth in Section 6 of this Statement of Designation.

“Redemption Notice” has the meaning set forth in Section 6(b) of this Statement of Designation.

“Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation.

“Registrar” means American Stock Transfer & Trust Company, acting in its capacity as registrar for the Series H Preferred Shares, and its successors and assigns or any other registrar appointed by the Corporation.

“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

“Senior Securities” has the meaning set forth in Section 7(c) of this Statement of Designation.

“Series D Preferred Shares” means the Corporation’s 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D.

“Series E Preferred Shares” means the Corporation’s 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E.

“Series F Preferred Shares” means the Corporation’s 6.95% Cumulative Convertible Perpetual Preferred Shares—Series F.

“Series G Preferred Shares” means the Corporation’s 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G.

“Series H Liquidation Preference” means a liquidation preference for each Series H Preferred Share initially equal to $25.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (b) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series H Preferred Share.

“Series H Preferred Shares” has the meaning set forth in Section 1 of this Statement of Designation.

“Series I Preferred Shares” means the Corporation’s Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I.

“Stated Series H Liquidation Preference” means an amount equal to $25.00 per Series H Preferred Share.

“Statement of Designation” means this Statement of Designation relating to the Series H Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation and the BCA.

“Total Assets” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)    all of the assets of the Corporation of the types presented on its consolidated balance sheet; less

(b)    Cash and Cash Equivalents; less

(c)    Non-Recourse Liabilities; and less

(d)    the assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)    the outstanding principal amount of any moneys borrowed; plus

(b)    the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)    the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)    the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)    the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f)    the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)    any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) of this definition; plus

(h)    the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of the Corporation on a consolidated basis in accordance with U.S. GAAP; less

(i)    Cash and Cash Equivalents; and less

(j)    Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(x)    indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(y)    indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Transfer Agent” means American Stock Transfer & Trust Company, acting in its capacity as transfer agent for the Series H Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

“U.S. GAAP” means generally accepted accounting principles in the United States of America, as in effect as of January 1, 2016.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

10.    No Sinking Fund. The Series H Preferred Shares shall not have the benefit of any sinking fund.

11.    Record Holders. To the fullest extent permitted by applicable law, the Corporation, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series H Preferred Share as the true, lawful and absolute owner thereof for all purposes, and neither the Corporation nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

12.    Notices. All notices or communications in respect of the Series H Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13.    Other Rights. The Series H Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his hand this [●] day of [●], 2020.

ATLAS CORP.

By:

Name:	Ryan Courson
Title:	Chief Financial Officer

FORM OF

STATEMENT OF DESIGNATION OF THE FIXED-TO-FLOATING CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES—SERIES I OF

ATLAS CORP.

ATLAS CORP., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Corporation”), in accordance with the provisions of Section 35 thereof and the Corporation’s Amended and Restated Articles of Incorporation, does hereby certify:

The Board of Directors of the Corporation has adopted the following resolution creating a series of 6,000,000 Preferred Shares (this and other capitalized terms shall have the same meaning as in the Articles of Incorporation, unless otherwise specified in this Statement of Designation or unless the context otherwise requires) of the Corporation designated as “Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I.”

RESOLVED, that a series of Preferred Shares, par value $0.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1.    Designation. The distinctive serial designation of such series of Preferred Shares is “Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares—Series I” (“Series I Preferred Shares”). Each Series I Preferred Share shall be identical in all respects to every other Series I Preferred Share, except as to the respective dates from which the Series I Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series I Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2.    Shares.

(a)    Number. The authorized number of Series I Preferred Shares shall be 6,000,000. Series I Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares, undesignated as to series.

(b)    Securities Depository. The Series I Preferred Shares shall be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no Holder of the Series I Preferred Shares shall be entitled to receive a certificate evidencing such shares, unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and the Corporation shall have not selected a substitute Securities Depository within 60 calendar days thereafter. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series I Preferred Shares shall be made by making payments to, and communicating with, the Securities Depository.

3.    Dividends.

(a)    Dividends. Dividends on each Series I Preferred Share shall be cumulative and shall accrue at the then applicable Dividend Rate from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such shares) until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Section 6 of this Statement of Designation, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. Holders of Series I Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Corporation legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Corporation in accordance with this Statement of Designation, shall be paid quarterly on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the applicable Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the then applicable Dividend Rate. If any Dividend Payment Date during the Fixed Rate Period otherwise would fall on a day that is not a Business Day, then the dividend which would otherwise have been payable on such Dividend Payment Date shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends or interest. If any Dividend Payment Date during the Floating Rate Period otherwise would fall on a day that is not a Business Day, then the Dividend Payment Date shall be the immediately succeeding Business Day and, as a result, the amount of the dividend for the relevant Dividend Period will be adjusted accordingly. During the Fixed Rate Period, any dividend payable on the Series I Preferred Shares, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. During the Floating Rate Period, any dividend payable on the Series I Preferred Shares, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year and the number of days actually elapsed during the Dividend Period.

The term “Calculation Agent” means a third party independent financial institution of national standing with experience providing such services, which has been selected by the Corporation.

The term “Dividend Determination Date” means the London Business Day (as defined below) immediately preceding the first date of the applicable Dividend Period.

The term “Dividend Period” means the period from, and including, a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date.

The term “Dividend Rate” shall mean 8.00% of the Stated Series I Liquidation Preference per share during the Fixed Rate Period and a percentage of Stated Series I Liquidation Preference per share equal to an annual floating rate of the Three-Month LIBOR Rate plus a spread of 5.008% during the Floating Rate Period.

The term “Fixed Rate Period” means the period from and including the Original Issue Date, to, but not including, October 30, 2023.

The term “Floating Rate Period” means the period from, and including, October 30, 2023.

The term “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited (“ICE”) or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

The term “Three-Month LIBOR Rate” shall be calculated by the Corporation for each Dividend Period during the Floating Rate Period and means, on any Dividend Determination Date: (i) the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date; or (ii) if no such rate appears on “Reuters Page LIBOR01” or if the “Reuters Page LIBOR01” is not available at approximately 11:00 a.m. (London time) on the relevant Dividend Determination Date, then the Corporation will select four nationally-recognized banks in the London interbank market and request that the principal London officers of those four selected banks provide the Corporation with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Dividend Determination Date for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in the discretion of the Corporation, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Dividend Determination Date for such Dividend Period by three nationally-recognized banks in New York, New York, selected by the Corporation, for loans in U.S. dollars to nationally-recognized European banks (as selected by the Corporation), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in the discretion of the Corporation, is representative of a single transaction in U.S. dollars in that market at that time. If no quotation is provided as described above, then if a Calculation Agent has not been appointed at such time, the Corporation shall appoint a Calculation Agent who shall, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine LIBOR for the second London Business Day immediately preceding the first day of such Dividend Period in its sole discretion. If the Calculation Agent is unable or unwilling to determine LIBOR as provided in the immediately preceding sentence, the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the Three-Month LIBOR Rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the immediately preceding sentence, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Three-Month LIBOR Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

Notwithstanding clause (ii) above, (x) if the Corporation determines on the relevant Dividend Determination Date that the Three-Month LIBOR Rate has been discontinued, then the Corporation shall appoint a Calculation Agent and the Calculation Agent shall use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the Three-Month LIBOR Rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate, and (y) if the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the Three-Month LIBOR Rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

(b)    Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series I Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation’s Bylaws and this Statement of Designation. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (i) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series I Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (ii) the Net Worth to Preferred Stock Ratio, as calculated pursuant to Section 8 of this Statement of Designation, is greater than 1.00. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series I Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series I Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series I Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series I Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series I Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series I Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a) of this Statement of Designation, no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series I Preferred Shares. So long as the Series I Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same-day funds on each Dividend Payment Date.

4.    Liquidation Rights.

(a)    Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of Series I Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, (i) after satisfaction of all liabilities, if any, to creditors of the Corporation, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series I Preferred Shares in an amount equal to the Series I Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series I Preferred Shares or any Parity Securities and (y) the Holders of outstanding Series I Preferred Shares shall be entitled to the Series I Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders of Series I Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series I Liquidation Preference. The payment of the Series I Liquidation Preference shall be a payment in redemption of the Series I Preferred Shares such that, from and after payment of the full Series I Liquidation Preference, any such Series I Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b)    Partial Payment. If, in the event of any distribution or payment described in Section 4(a) of this Statement of Designation where the Corporation’s assets available for distribution to holders of the outstanding Series I Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series I Preferred Shares and Parity Securities, the Corporation’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Corporation shall be distributed among the Series I Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series I Preferred Shares receive a partial payment of their Series I Liquidation Preference, such partial payment shall reduce the Series I Liquidation Preference of their Series I Preferred Shares, but only to the extent of such amount paid.

(c)    Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series I Preferred Shares and any Parity Securities, the Corporation’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5.    Voting Rights.

(a)    General. The Series I Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b)    Right to Elect One Director. In the event that six quarterly dividends, whether consecutive or not, payable on the Series I Preferred Shares are in arrears, the Holders of Series I Preferred Shares shall have the right, voting separately as a class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change (unless the size of the Board of Directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series I Preferred Shares voted as a class for the election of such director). Such right of such Holders of Series I Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series I Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends with respect to the Series I Preferred Shares as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series I Preferred Shares and, if applicable, any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such Holders and holders voting as a class shall terminate immediately. Any director elected by the Holders of the Series I Preferred Shares and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c)    Other Voting Rights.

1.

Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series I Preferred Shares, voting as a single class, the Corporation may not adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series I Preferred Shares.

2.

Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series I Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, the Corporation may not (x) issue any Parity Securities or Senior Securities if the cumulative dividends payable on outstanding Series I Preferred Shares are in arrears or (y) create or issue any Senior Securities.

(d)    Voting Power. For any matter described in this Section 5 in which the Holders of the Series I Preferred Shares are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series I Preferred Share. Any Series I Preferred Shares held by the Corporation or any of its subsidiaries or Affiliates shall not be entitled to vote.

6.    Optional Redemption. The Corporation shall have the right at any time on or after October 30, 2023 to redeem the Series I Preferred Shares, in whole or in part, from any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Corporation (the “Redemption Date”).

(a)    Redemption Price. The Corporation shall effect any such redemption by paying cash for each Series I Preferred Share to be redeemed equal to the Series I Liquidation Preference for such share on such Redemption

Date (the “Redemption Price”). So long as the Series I Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b)    Redemption Notice. The Corporation shall give notice of any redemption by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series I Preferred Shares to be redeemed as such Holders’ names appear on the Corporation’s stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series I Preferred Shares to be redeemed and, if less than all outstanding Series I Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series I Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)    Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series I Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Corporation, or if appointed by the Corporation, the Securities Depository, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series I Preferred Shares shall be allocated correspondingly among the redeemed Series I Preferred Shares. The Series I Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d)     Redemption Funds. If the Corporation gives or causes to be given a Redemption Notice, the Corporation shall deposit with the Paying Agent funds, sufficient to redeem the Series I Preferred Shares as to which such Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series I Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee or if the shares are held in book-entry form by the Transfer Agent) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series I Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on Corporation’s stock transfer books maintained by the Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series I Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series I Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series I Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series I Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e)    Certificate. Any Series I Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series I Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee or if the shares are held in book-entry form by the Transfer Agent), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series I Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(f)    Redemption Priority. Notwithstanding anything to the contrary in this Section 6, in the event that full cumulative dividends on the Series I Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series I Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series I Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series I Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7.    Rank. The Series I Preferred Shares shall be deemed to rank:

(a)    Seniority. Senior to (i) all classes of Common Shares and (ii) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series I Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation’s Common Shares as “Junior Securities”);

(b)    Parity. On a parity with (i) the Series D Preferred Shares, (ii) the Series E Preferred Shares, (iii) the Series G Preferred Shares, (iv) the Series H Preferred Shares and (v) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series I Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c)    Junior. Junior to any issued and outstanding class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series I Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Corporation may issue Junior Securities and, subject to Section 5(c)(2) of this Statement of Designation, Parity Securities from time to time in one or more series without the consent of the holders of the Series I Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each series of securities.

8.    Financial Covenant.

(a)    Limitation on Minimum Net Worth. The Corporation shall not permit the Net Worth to Preferred Stock Ratio to be less than or equal to 1.00.

(b)    Compliance Measurement. Compliance with such covenant shall be measured on the last day of each of the Corporation’s fiscal quarters, deemed to commence September 30, 2018. Within 60 days after the end of each fiscal quarter, the Corporation shall deliver to the Registrar and Transfer Agent an Officer’s Certificate confirming compliance with such covenant. Each such Officer’s Certificate shall be made available to the Holders of the Series I Preferred Shares upon request to the Registrar and Transfer Agent. The Corporation shall mail, within five Business Days of the discovery thereof, to all Holders of the Series I Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with such covenant. Noncompliance by the Corporation with such covenant shall limit the Corporation’s ability to pay dividends on any Junior Securities, as set forth in Section 3(b) of this Statement of Designation.

(c)    Interpretation. Any accounting term, phrase, calculation, determination or treatment used, required or referred to in this Section 8 or any applicable definition in Section 9 of this Statement of Designation shall be construed in accordance with U.S. GAAP.

9.    Definitions. As used herein with respect to the Series I Preferred Shares:

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Articles of Incorporation” means the amended and restated articles of incorporation of the Corporation, as they may be amended from time to time in a manner consistent with this Statement of Designation, and shall include this Statement of Designation.

“BCA” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Board of Directors” means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Bylaws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

“Cash and Cash Equivalents” means, as of a given date, the Corporation’s cash and cash equivalents as determined in accordance with U.S. GAAP.

“Common Shares” means the common shares of the Corporation, par value $0.01 per share.

“Corporation” has the meaning set forth in the introductory paragraph of this Statement of Designation.

“Dividend Payment Date” is deemed to mean each January 30, April 30, July 30 and October 30 of each year, commencing October 30, 2018; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

“Holder” means the Person in whose name the Series I Preferred Shares are registered on the stock register of the Corporation maintained by the Registrar and Transfer Agent.

“Intangible Assets” means, in respect of the Corporation as of a given date, the intangible assets of the Corporation of the types, if any, presented in the Corporation’s consolidated balance sheet.

“Junior Securities” has the meaning set forth in Section 7(a) of this Statement of Designation.

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution with respect to such class or series of capital stock (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series I Liquidation Preference is the Liquidation Preference with respect to the Series I Preferred Shares.

“Net Worth” means, as of a given date, the result of, without duplication:

(a)    Total Assets, less

(b)    Intangible Assets, less

(c)    Total Borrowings (without giving effect to any fair value adjustments pursuant to the Financial Accounting Standards Board’s Accounting Standards Codification 820).

“Net Worth to Preferred Stock Ratio” means, as of a given date, the result of dividing (x) Net Worth as of such date by (y) the aggregate Preferred Stock Amount as of such date.

“Non-Recourse Liabilities” means, in respect of the Corporation or any subsidiary thereof as of a given date, the non-recourse liabilities as described in subparts (a) through and including (h) of the definition of “Total Borrowings” below and of the types, if any, presented in the Corporation’s consolidated financial statements.

“Officer’s Certificate” means a certificate signed by the Corporation’s Chief Executive Officer or the Chief Financial Officer or another duly authorized officer.

“Original Issue Date” is deemed to mean September 19, 2018.

“Parity Securities” has the meaning set forth in Section 7(b) of this Statement of Designation.

“Paying Agent” means American Stock Transfer & Trust Company, acting in its capacity as paying agent for the Series I Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Corporation.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

“Preferred Shares” means any of the Corporation’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, over shares of the Common Shares, including, without limitation, the Series D Preferred Shares, the Series E Preferred Shares, the Series G Preferred Shares, the Series H Preferred Shares and the Series I Preferred Shares.

“Preferred Stock Amount” means, in respect of any series of Preferred Shares, the sum, without duplication, of (x) the aggregate Liquidation Preference of the outstanding shares of such Preferred Shares as of the relevant measurement date and (y) the aggregate amount of any accumulated and unpaid dividends or other distributions in respect of the outstanding shares of such Preferred Shares as of the relevant measurement date.

“Record Date” has the meaning set forth in Section 3(b) of this Statement of Designation. “Redemption Date” has the meaning set forth in Section 6 of this Statement of Designation. “Redemption Notice” has the meaning set forth in Section 6(b) of this Statement of Designation. “Redemption Price” has the meaning set forth in Section 6(a) of this Statement of Designation.

“Registrar” means American Stock Transfer & Trust Company, acting in its capacity as registrar for the Series I Preferred Shares, and its successors and assigns or any other registrar appointed by the Corporation.

“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

“Senior Securities” has the meaning set forth in Section 7(c) of this Statement of Designation.

“Series D Preferred Shares” means the Corporation’s 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D.

“Series E Preferred Shares” means the Corporation’s 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E.

“Series G Preferred Shares” means the Corporation’s 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G.

“Series H Preferred Shares” means the Corporation’s 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H.

“Series I Liquidation Preference” means a liquidation preference for each Series I Preferred Share initially equal to $25.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (b) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series I Preferred Share.

“Series I Preferred Shares” has the meaning set forth in Section 1 of this Statement of Designation.

“Stated Series I Liquidation Preference” means an amount equal to $25.00 per Series I Preferred Share.

“Statement of Designation” means this Statement of Designation relating to the Series I Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation and the BCA.

“Total Assets” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)	all of the assets of the Corporation of the types presented on its consolidated balance sheet; less

(b)	Cash and Cash Equivalents; less

(c)	Non-Recourse Liabilities; less

(d)

the assets under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Total Borrowings” means, in respect of the Corporation on a consolidated basis, as of a given date, the aggregate of the following, without duplication:

(a)	the outstanding principal amount of any moneys borrowed; plus

(b)	the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)	the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)	the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with U.S. GAAP, be treated as a finance or capital lease; plus

(e)

the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under U.S. GAAP); plus

(f)

the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)	any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) of this definition; plus

(h)

the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Corporation to the extent that such guaranteed indebtedness is determined and given a value in respect of the Corporation on a consolidated basis in accordance with U.S. GAAP; less

(i)	Cash and Cash Equivalents; and less

(j)	Non-Recourse Liabilities.

Notwithstanding the foregoing, “Total Borrowings” shall not include any of the following:

(a)	indebtedness or obligations arising from derivative transactions, such as protecting against interest rate or currency fluctuations; and

(b)

indebtedness under any vessel construction or ship purchase agreement (including novation and assignment and assumption agreements) that the Corporation is required to record on its books under U.S. GAAP even though the Corporation is not the legal owner of the vessel or legally obligated to take delivery of the vessel.

“Transfer Agent” means American Stock Transfer & Trust Company, acting in its capacity as transfer agent for the Series I Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

“U.S. GAAP” means generally accepted accounting principles in the United States of America, as in effect as of December 31, 2017.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

10.    No Sinking Fund. The Series I Preferred Shares shall not have the benefit of any sinking fund.

11.    Record Holders. To the fullest extent permitted by applicable law, the Corporation, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series I Preferred Share as the true, lawful and absolute owner thereof for all purposes, and neither the Corporation nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

12.    Notices. All notices or communications in respect of the Series I Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13.    Other Rights. The Series I Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his hand this [●] day of [●], 2020.

ATLAS CORP.

By:
Name: Ryan Courson
Title: Chief Financial Officer

Exhibit B

FORM OF

AMENDED AND RESTATED BYLAWS

OF

ATLAS CORP.

ARTICLE I

OFFICES

Section 1.1    Registered Office. The registered office of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960.

Section 1.2    Other Offices. The Corporation may also have an office or offices at such other place or places as the Corporation’s Board of Directors (the “Board of Directors” or the “Board”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

SHAREHOLDER MEETINGS

Section 2.1    Place of Meetings. Meetings of the shareholders of the Corporation for any purpose shall be held at such time and place, either within or without the Republic of the Marshall Islands, as shall be designated from time to time by the Board of Directors.

Section 2.2    Annual Meeting. The annual meeting of shareholders of the Corporation shall be held on such day and at such time and place within or without the Republic of the Marshall Islands as the Board of Directors may determine for the purpose of electing directors and/or transacting any other proper business. The Chairman of the Board or, if applicable, the longest-serving Co-Chairman of the Board in attendance or, in the absence of the Chairman or any Co-Chairman, another person designated by the Board, shall act as Chairman of all annual meetings of shareholders.

Section 2.3    Nature of Business at Annual Meeting of Shareholders. No business may be transacted at an annual meeting of shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof); (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof); or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in Section 2.6 of this Article II and has remained a shareholder of record through the record date for the determination of shareholders entitled to vote at such annual meeting, and (ii) who complies with the notice procedures set forth in Section 2.5 of this Article II.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form as set forth in Section 2.6 of this Article II to the Secretary of the Corporation (the “Secretary”).

No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Article II, provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Article II shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 2.4    Special Meetings. Unless otherwise required by law or the Corporation’s Articles of Incorporation (the “Articles of Incorporation”), special meetings of the shareholders, for any purpose or purposes may be called only by (a) the Chairman of the Board or, if applicable, the longest-serving Co-Chairman of the Board, (b) written notice to the Board of Directors by any two members of the Executive Committee or (c) a resolution of the Board of Directors. No other person or persons are permitted to call a special meeting, unless otherwise prescribed by law. No business may be conducted at the special meeting other than business brought before the meeting by the Board and specified in the notice. The Chairman or, if applicable, the longest-serving Co-Chairman in attendance, or in the absence of the Chairman or, if applicable, any Co-Chairman, another person designated by the Board, shall act as the Chairman of all special meetings of the shareholders. If the Chairman of the special meeting determines that business was not properly brought before the special meeting in accordance with this Article II, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 2.5    Shareholder Notice. To be timely, a shareholder’s notice to the Secretary of the Corporation must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the first anniversary date of the date on which the Corporation first mailed its proxy materials for the previous year’s annual meeting of shareholders.

To be in proper written form, a shareholder’s notice to the Secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of the Corporation that are beneficially owned or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business, and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. In addition, notwithstanding anything in this Article II to the contrary, a shareholder intending to nominate one or more persons for election as a director at an annual meeting must comply with Section 3.4 of these Bylaws for such nomination or nominations to be properly brought before such meeting.

Section 2.6    Notice of Meetings. Unless otherwise required by law or the Articles of Incorporation, notice of every annual and special meeting of shareholders shall state the date, hour, place and purpose of such meeting, and in the case of special meetings, shall also include the name of the person or persons at whose direction the notice is being issued, and shall be given personally or sent by mail, telegraph, cablegram, telex or teleprinter at least fifteen (15) but not more than sixty (60) days before such meeting, to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the record of shareholders of the Corporation or at such address as to which the shareholder has given notice to the Secretary. Without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders may be given by mail, facsimile or electronic transmission to his last known address or facsimile number or by any other form of electronic transmission in the manner now or hereafter provided in Section 65 of the Marshall Islands Business Corporations Act (the “BCA”) or any other applicable provision of the BCA.

Section 2.7    Waiver of Notice. A written waiver of any notice, signed by a shareholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of protesting prior to the conclusion of the meeting the lack of notice of such meeting.

Section 2.8    Shareholder List. The Secretary shall prepare, certify and make a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order with the address of and the number of voting shares registered in the name of each. Such list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 2.9    Quorum. Unless otherwise required by law or the Articles of Incorporation, at all meetings of shareholders there must be present either in person or by proxy shareholders of record holding at least a majority of the shares of the Corporation issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Section 2.10    Adjournments. Any meeting of shareholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that may have been transacted at the original meeting. If the meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each shareholder of record entitled to vote at the meeting. If the adjournment is for more than thirty (30) days, or if after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice in Section 2.6 of this Article II.

Section 2.11    Vote Required. At any meeting of shareholders at which a quorum is present, all matters shall be decided by a majority of the votes cast by the shareholders present in person or by proxy and entitled to vote, unless the matter is one for which, by express provision of statute, of the Articles of Incorporation or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the determination of such matter.

Section 2.12    Voting. Except as otherwise provided by the Articles of Incorporation, every shareholder shall have one vote for each share registered in his name. Each shareholder may exercise such voting right either in person or by proxy, provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in the law of the Marshall Islands to support an irrevocable power. A shareholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.

Section 2.13    Action by Shareholders Without a Meeting. Any action required or permitted to be taken by the shareholders of the Corporation, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same effect as a unanimous vote of shareholders, and may be stated as such in any articles or documents filed with a Registrar of Corporations.

The consent shall be delivered to the Corporation by delivery to its registered office in the Marshall Islands, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested.

Section 2.14    Fixing of Record Date. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than fifteen

(15) days prior to the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining shareholders entitled to notice of or to vote at a meeting of the shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of shareholders of record entitled to notice of or to vote at a meeting of the shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE III

DIRECTORS

Section 3.1    Powers. The Board of Directors shall have the powers set forth in the Articles of Incorporation.

Section 3.2    Number. The number of persons constituting the Board of Directors shall be as set forth in the Articles of Incorporation.

Section 3.3    Election. Directors shall be elected in the manner set forth in the Articles of Incorporation.

Section 3.4    Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation with respect to the right of holders of preferred shares of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of shareholders (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any shareholders of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 3.4 and on the record date for the determination of shareholder entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 3.4.

In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a shareholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

To be in proper written form, a shareholder’s notice to the Secretary must set forth; (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (b) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the class or series and number of shares of the Corporation which are owned beneficially and of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors of companies other than foreign private issuers pursuant to

Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3.4. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 3.5    Resignations. Any director of the Corporation may resign at any time, by giving notice in writing or by electronic transmission to the Board, the Chairman of the Board or, if applicable, the Co-Chairmen of the Board, the Chief Executive Officer or the Secretary of the Corporation. Such resignation shall take effect after receipt of the applicable notice of resignation by the Board, the Chairman or Co-Chairmen of the Board, the Chief Executive Officer or the Secretary of the Corporation at the time specified in such notice or, if no time is specified, immediately upon receipt of such notice by the Board, the Chairman of the Board or, if applicable, the Co-Chairmen of the Board, the Chief Executive Officer or the Secretary of the Corporation. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.6    Removal. Directors shall be removed in the manner set forth in the Articles of Incorporation.

Section 3.7    Vacancies. Vacancies shall be filled in the manner set forth in the Articles of Incorporation.

Section 3.8    Chairman of the Board. The directors shall elect one of their members to be Chairman of the Board and may elect Co-Chairmen of the Board. The Chairman of the Board or, if applicable, Co-Chairmen of the Board shall perform such duties as may from time to time be assigned by the Board. The Chairman or, if applicable, Co-Chairmen of the Board shall be subject to the control of and may be removed from such office by the Board.

Section 3.9    Annual Meetings. The Board of Directors shall meet for the election of officers and the transaction of other business as soon as practicable after each annual meeting of the shareholders, and/or at such time and place as specified in the notice for the meeting. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 3.10    Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, within or without the Republic of the Marshall Islands, as shall from time to time be determined by Board of Directors resolution or by consent in writing of all the directors.

Section 3.11    Special Meetings. Special meetings of the Board of Directors may be called only by the Chairman of the Board or, if applicable, either Co-Chairmen of the Board, by any two members of the Executive Committee, or by directors representing a majority of the Board of Directors. Special meetings of the board of directors shall be held at the time and place, in or outside the Republic of the Marshall Islands, specified in the notices thereof.

Section 3.12    Notice of Special Meeting. Notice of the date, time and place of each special meeting of the Board of Directors shall be given to each director at least forty-eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four (24) hours prior to such meeting. For the purpose of this section, notice shall be deemed to be duly given to a director if given to him personally (including by telephone) or if such notice be delivered to such director by mail, facsimile or electronic transmission to his last known address or facsimile number. Notice of a meeting need not be given to any director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior to the conclusion thereof, the lack of notice to him.

Section 3.13    Quorum. At all meetings of the Board of Directors, a majority of the directors at the time in office, present in person or by conference telephone, shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.14    Organization. Meetings shall be presided over by the Chairman of the Board or, if applicable, the longest-serving Co-Chairmen of the Board in attendance, or in the absence of the Chairman or any Co-Chairman of the Board, by such other person as the directors may select. The Board shall keep written minutes of its meetings. The Secretary of the Corporation shall act as Secretary of the meeting, but in the absence of the Secretary, the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

Section 3.15    Voting. Except as otherwise provided by applicable law, the Articles of Incorporation or these Bylaws, all matters presented to the Board (or a committee thereof) shall be approved by a vote of the majority of the directors, present in person or by conference telephone, at any meeting of the Board (or such committee) at which a quorum is present.

Section 3.16    Action By Directors Without a Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, whenever the vote of the directors at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the statutes or of the Articles of Incorporation or of these Bylaws, the meeting and vote of the directors may be dispensed with if all the directors who would be entitled to vote upon the action, if such meeting were held, shall consent in writing to such corporate action being taken.

Section 3.17    Directors’ Meeting by Conference Telephone. Any one or more members of the Board of Directors or of any committee thereof may participate in a meeting of such Board of Directors or committee, as the case may be, by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other. Participation by such means shall constitute presence in person at a meeting.

Section 3.18    Compensation. The Board of Directors shall have the authority to fix the compensation of directors for their services. A director may also serve the Corporation in other capacities and receive compensation therefor.

Section 3.19    Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his or her relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IV

COMMITTEES

Section 4.1    Constitution and Powers. Except as otherwise provided by applicable law, the Articles of Incorporation or these Bylaws, the Board may, by resolution adopted by a majority of the Board, designate one or more committees (in addition to the mandatory Standing Committees set forth in Section 4.2). Each committee shall consist of one or more directors of the Corporation and the composition of each such other committee shall be in compliance with the applicable Requirements. With respect to all Board Committees (including Standing Committees), the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. With respect to all Board Committees (including Standing Committees), in the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member. Any committee (including any Standing Committee), to the extent permitted by law (including the Requirements) and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it. Each committee (including each Standing Committee) shall keep regular minutes and report to the Board of Directors when required.

Section 4.2    Standing Committees. The Board of Directors shall have the following standing committees: (a) an Audit Committee, (b) a Compensation and Governance Committee and (c) an Executive Committee (together, the “Standing Committees”), and such other committees as may be required from time to time by the stock exchange listing requirements (the “Requirements”). The Audit Committee and the Compensation and Governance Committee (and such other Standing Committee as may be mandated by the Requirements) shall be composed entirely of “independent directors” within the meaning of the Requirements applicable to such committee. Except as may be required by the Requirements, each Standing Committee shall consist of three (3) (or such greater number as the Board of Directors may designate) directors, and the composition of each such Standing Committee shall be in compliance with the applicable Requirements, if any. Each Standing Committee shall have a written charter, which shall be approved by the Board of Directors and state the purpose and authority of such committee. Standing Committee charters shall be reviewed annually to reflect the activities of the respective committees, changes in applicable Requirements and other relevant considerations, and proposed revisions to such charters shall be approved by the Board of Directors; provided, however, that any amendments to the charters of any Standing Committee shall require the affirmative vote of at least 75% of the total directors then constituting the Board of Directors at any meeting of the Board at which a quorum is present.

ARTICLE V

OFFICERS

Section 5.1    Officers. The Board shall elect a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer and a Secretary. The Chairman and, if applicable, any Co-Chairmen of the Board and the Chief Executive Officer shall be or become Directors. The Board may elect from time to time such other officers as, in the opinion of the Board, are desirable for the conduct of the business of the Corporation. Any two or more offices may be held by the same person unless otherwise prohibited by law, the Articles of Incorporation or these Bylaws; and provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Articles of Incorporation of the Corporation or these Bylaws to be executed, acknowledged or verified by two or more officers.

Section 5.2    Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of the shareholders and of the Board. If Co-Chairmen are elected by the Board, the longest-serving Co-Chairman in attendance at a meetings of the shareholders or the Board shall preside at such meeting. The

Chairman and, if applicable, either Co-Chairmen of the Board may enter into and execute in the name of the Corporation powers of attorney, contracts, bonds and other obligations which implement policies established by the Board. In addition, the Chairman and, if applicable, the Co-Chairmen of the Board shall perform such other duties as may from time to time be assigned by the Board. The Chairman and, if applicable, any Co-Chairman of the Board may or may not be a senior officer of the Corporation. Neither the Chairman nor, if applicable, any Co-Chairman of the Board shall be an executive director, unless so specified by his appointment to an additional office within the Corporation.

Section 5.3    Chief Executive Officer. The Chief Executive officer shall have supervisory authority over the business, affairs and property of the Corporation, and over the activities of the executive officers of the Corporation. The Chief Executive Officer may enter into and execute in the name of the Corporation, powers of attorney, contracts, bonds and other obligations which implement policies established by the Board. The Chief Executive Officer shall have all authority incident to the office of Chief Executive Officer, shall have such other authority and perform such other duties as may from time to time be assigned by the Board and shall report directly to the Board. If so elected by the Board, the Chairman or any Co-Chairman of the Board may be the Chief Executive Officer.

Section 5.4    Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may from time to time be assigned by the Chief Executive Officer or the Board. Without limiting the generality of the foregoing, the Chief Financial Officer may sign and execute contracts and other obligations pertaining to the regular course of his or her duties which implement policies established by the Board.

Section 5.5    Chief Operating Officer. The Chief Operating Officer, if elected, shall have general supervision of the daily business, affairs and property of the Corporation. The Chief Operating Officer shall have all authority incident to the office of Chief Operating Officer, and shall have such other authority and perform such other duties as may from time to time be assigned by the Chief Executive Officer or the Board.

Section 5.6    Vice Presidents. The Vice Presidents, if elected, shall have such powers and shall perform such duties as may from time to time be assigned to them by the Chief Executive Officer or the Board. Without limiting the generality of the foregoing, Vice Presidents may enter into and execute in the name of the Corporation contracts and other obligations pertaining to the regular course of their duties which implement policies established by the Board.

Section 5.7    Treasurer. If elected, the Treasurer shall, if required by the Chief Executive Officer or the Board, give a bond for the faithful discharge of duties, in such sum and with such sureties as may be so required. Unless the Board otherwise declares by resolution, the Treasurer shall have custody of, and be responsible for, all funds and securities of the Corporation; receive and give receipts for money due and payable to the Corporation from any source whatsoever; deposit all such money in the name of the Corporation in such banks, trust companies or other depositories as the Board may designate; against proper vouchers, cause such funds to be disbursed by check or draft on the authorized depositories of the Corporation signed in such manner as shall be determined by the Board, and be responsible for the accuracy of the amounts of all funds so disbursed; regularly enter or cause to be entered in books to be kept by the Treasurer or under the Treasurer’s direction, full and adequate accounts of all money received and paid by the Treasurer for the account of the Corporation; render to the Board, any duly authorized committee of the Board of Directors or the Chief Executive Officer, whenever they or any of them, respectively, shall require the Treasurer to do so, an account of the financial condition of the Corporation and of all transactions of the Treasurer; and, in general, have all authority incident to the office of Treasurer and such other authority and perform such other duties as may from time to time be assigned by the Chief Executive Officer or the Board. Any Assistant Treasurer shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall have such other duties and have such other powers as the Board may from time to time prescribe.

Section 5.8    Controller. If elected, the Controller shall be the chief accounting officer of the Corporation. The Controller shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as may from time to time be assigned by the Chief Executive Officer, or the Chief Financial Officer of the Board.

Section 5.9    Secretary. The Secretary shall act as Secretary of all meetings of the shareholders and of the Board; shall keep the minutes thereof in the proper book or books to be provided for that purpose; shall see that all notices required to be given by the Corporation in connection with meetings of shareholders and of the Board are duly given; shall be the custodian of the seal of the Corporation and shall affix the seal or cause it or a facsimile thereof to be affixed to all certificates for stock of the Corporation and to all documents or instruments requiring the same, the execution of which on behalf of the Corporation is duly authorized in accordance with the provisions of these Bylaws; shall have charge of the stock records and also of the other books, records and papers of the Corporation relating to its organization and acts as a corporation, and shall see that the reports, statements and other documents related thereto required by law are properly kept and filed, all of which shall, at all reasonable times, be open to the examination of any director for a purpose reasonably related to such director’s position as a director; and shall, in general, have all authority incident to the office of Secretary and such other authority and perform such other duties as may from time to time be assigned by the Chief Executive Officer or the Board.

Section 5.10    Assistant Treasurers, Assistant Controllers and Assistant Secretaries. Any Assistant Treasurers, Assistant Controllers and Assistant Secretaries, if elected, shall perform such duties as from time to time shall be assigned to them by the Chief Executive Officer or the Board or by the Treasurer, Controller, if any, or Secretary, respectively. An Assistant Treasurer, Assistant Controller or Assistant Secretary need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.

Section 5.11    Removal. Any officer may be removed, either with or without cause, by the Board at any meeting thereof or by any superior officer upon whom such power may be conferred by the Board.

Section 5.12    Resignation. Any officer may resign at any time by giving notice to the Board, the Chairman or, if applicable, the Chairmen of the Board, the Chief Executive Officer or the Secretary of the Corporation in writing or by electronic transmission. Any such resignation shall take effect at the time therein specified or if no time is specified, immediately. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.13    Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause may be filled at any time by the Board, or if such officer was appointed by the Chief Executive Officer, then by the Chief Executive Officer.

Section 5.14    Bank Accounts. In addition to such bank accounts as may be authorized in the usual manner by resolution of the Board, the Chief Financial Officer or the Treasurer, with approval of the Chief Executive Officer may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as the Chief Executive Officer shall deem necessary or appropriate; provided, however, that payments from such bank accounts are to be made upon and according to the check of the Corporation as shall be specified in the written instructions of the Chief Financial Officer or the Treasurer or Assistant Treasurer of the Corporation with the approval of the Chief Executive Officer.

ARTICLE VI

FORM OF SHARES; ISSUANCE OF SHARES; SHARE CERTIFICATES

Section 6.1    Registered Form. The shares shall be represented by certificates in form meeting the requirements of law and approved by the Board of Directors. Certificates shall be signed by the Chief Executive

Officer or a Vice President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer. These signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employees.

Section 6.2    Terms and Conditions of Issuance. Subject to the terms of the Articles of Incorporation, shares of the Corporation may be issued at such times, for such considerations and on such terms as may be established from time to time by the Board of Directors in its sole discretion without the approval of the shareholders.

Section 6.3    Number of Shares Represented by Certificates. Share certificates may be issued to represent more than one share. If shares held by a shareholder are represented by one share certificate, and if such shareholder disposes of part of his or her shares, such shareholder shall be entitled to request the issuance of a share certificate representing such shareholder’s remaining shares.

ARTICLE VII

LOST AND MUTILATED CERTIFICATES

If any shareholder can prove to the satisfaction of the Board of Directors or any transfer agent or registrar of the Corporation, that any share certificate has been mutilated, mislaid or destroyed, then, at such shareholder’s written request, a duplicate may be issued by the Board of Directors or any transfer agent or registrar of the Corporation on such terms and conditions as the Board of Directors may deem fit. Upon the issuance of the duplicate share certificate (on which it shall be noted that such certificate is a duplicate), the original share certificate shall be null and void vis-à-vis the Corporation. A mutilated share certificate may be exchanged for a duplicate certificate upon delivery of the mutilated certificate to the Board of Directors or any transfer agent or registrar of the Corporation.

ARTICLE VIII

SHAREHOLDERS REGISTER; TRANSFER OF SHARES; NOTICES

Section 8.1    Shareholders Register. The Board of Directors, or registrar or transfer agent designated pursuant to Section 8.5, shall keep a shareholders register (the “Register”), which contains the names and addresses of all registered shareholders, the number and class of shares held by each shareholder, and the dates when the shareholders became owners of record. The Board of Directors shall regularly maintain the Register, including the registration in the Register of any issue, transfer and cancellation of shares.

Section 8.2    Addresses to be Furnished, Etc. Each shareholder is required to provide his or her address to the Corporation. The Corporation shall be entitled for all purposes to rely on the name and address of the aforementioned persons as entered in the Register. Such person may at any time change his or her address as entered in the Register by means of a written notification to the Corporation at its principal office, or any transfer agent or registrar of the Corporation.

Section 8.3    Access to Register. At the request of a shareholder, the Board of Directors shall furnish an extract of the Register, free of charge, insofar as it relates to such person’s interest in a share.

Section 8.4    Location of Register. The Register shall be kept by the Board of Directors at the Corporation’s principal office, or by a registrar or transfer agent designated thereto by the Board of Directors at such other location as it may deem fit. In case the Register is kept at any location other than the Corporation’s principal office, then the registrar or transfer agent shall be obligated to send to the principal office of the Corporation a copy thereof from time to time. In case a registrar or transfer agent is appointed by the Board of Directors, then such registrar or transfer agent shall be authorized and, as the case may be, obligated to exercise the rights and fulfill the obligations set out in this Article with respect to the Register.

Section 8.5    Transfer of Shares. The transfer of shares shall be effected (i) by serving upon the Corporation in the manner prescribed by law, an instrument of transfer, or (ii) by written acknowledgment by the Corporation of the transfer, which acknowledgment shall be signed on behalf of the Corporation by or on behalf of the Board of Directors or by the registrar or transfer agent of the Corporation. In case a share certificate is outstanding, the written acknowledgment by the Corporation of the transfer of a share, including any limited rights thereon, can only be made by an endorsement of the transfer on such share certificate. In that case, the transferor or transferee of a share shall present such share certificate to the Corporation, or its registrar or transfer agent, for acknowledgment of the transfer on behalf of the Corporation to be made thereon. In case no share certificate has been issued, the registration of the transfer of a share in the Register shall have the effect of a written acknowledgment by the Corporation of such transfer of a share. This Section shall also apply in the case of an allocation of shares resulting from a division and partition of any community property.

ARTICLE IX

BOOKS AND RECORDS

Section 9.1     Books of Account. The Board of Directors shall cause to be kept proper records of account with respect to all transactions of the Corporation and in particular with respect to:

(i) all sums of money received and expended by the Corporation and the matters in respect of which the receipt and expenditure relates;

(ii) all sales and purchases of goods by the Corporation; and

(iii) all assets and liabilities of the Corporation.

Section 9.2    Minutes. The Board of Directors shall cause minutes to be duly entered in the books provided for the purpose:

(i) of all elections and appointments of Officers;

(ii) of the names of the Directors present at each meeting of the Board of Directors and of any committee appointed by the Board of Directors; and

(iii) of all resolutions and proceedings of general meetings of the Board of Directors and meetings and committees appointed by the Board of Directors.

Section 9.3    Place Where Books of Account and Minutes are Kept. The Corporation shall maintain its books of account and minutes at its registered office, or subject to the provisions of the BCA, at such other place as the Board of Directors deems fit.

ARTICLE X

GENERAL PROVISIONS

Section 10.1    Term of Financial Year. The financial year of the Corporation shall run from the first day of January of each year up to and including the last day of December of such year.

Section 10.2    Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Marshall Islands.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. The seal shall be in, charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 10.3    Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 10.4    Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Articles of Incorporation, the BCA or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

Section 10.5    Electronic Transmission. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE XI

AMENDMENTS

Section 11.1    By the Shareholders. These Bylaws may be amended by the affirmative vote of the holders of not less than 66-2/3% of the outstanding Common Shares entitled to vote at any annual or special meeting of shareholders at which a quorum is present or represented.

Section 11.2    By the Directors. These Bylaws may, subject to provisions of applicable law, be adopted, amended and repealed without a vote of the shareholders by the affirmative vote of a majority of the Board of Directors at any meeting of the Board at which a quorum is present, except that the provisions of (i) Section 11.1 may be amended only by the affirmative vote of holders of not less than 66-2/3% of the outstanding Common Shares entitled to vote at any annual or special meeting of the shareholders at which a quorum is present or represented and (ii) Section 2.4, Section 3.11, Section 4.2, and this Section 11.2(ii) may be amended only by affirmative vote of at least 75% of the total directors then constituting the Board of Directors at any meeting of the Board at which a quorum is present.

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (“Amendment No. 1”) to the Agreement and Plan of Merger is made and entered into, as of December 31, 2019, by and among (i) Seaspan Corporation, a corporation organized under the laws of the Republic of the Marshall Islands with limited liability (the “Company”), (ii) Atlas Corp., a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of the Company (“Atlas”), and (iii) Seaspan Holdco V Ltd., a corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of Atlas (“Merger Sub”). The Company, Atlas and Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of November 20, 2019 (the “Agreement”), and capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Agreement; and

WHEREAS, the Parties desire to enter into this Amendment No. 1 to amend and restate Section 1.5 of the Agreement in its entirety.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.    Section 1.5 of the Agreement is hereby amended and restated in its entirety as follows:

“ 1.5    Directors and Officers of the Surviving Corporation and Atlas. At the Effective Time, the board of directors of the Surviving Corporation shall be constituted by three members, each of whom is either an existing director or officer of the Company, and the executive officers of the Company in office immediately prior to the Effective Time shall be the executive officers of the Surviving Corporation, and any such executive officer, as the case may be, shall hold office from the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by Law. Atlas shall take all lawful action so that the directors of the Company serving immediately prior to the Effective Time shall be, immediately following the Effective Time, the directors of Atlas, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the Articles of Incorporation and Bylaws of Atlas in effect immediately following the Effective Time. Atlas shall take all lawful action so that prior to the Effective Time, the number of directors constituting the board of directors of Atlas shall be increased from seven to eight members, and a new director who is a resident of the United Kingdom shall be elected to the board of directors of Atlas.”

2.    This Amendment No. 1 shall be governed by, and construed in accordance with, the Laws of the Republic of the Marshall Islands without regard to the conflict of laws principles thereof.

3.    This Amendment No. 1 and the Agreement, including the documents and instruments referred to herein and therein, constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

4.    Except as expressly amended hereby, the Agreement remains as is and shall continue in full force and effect.

5.    This Amendment No. 1 may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party hereto has caused this Amendment No. 1 to be signed and delivered as of the date first written above.

SEASPAN CORPORATION

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Chief Executive Officer

ATLAS CORP.

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Chief Executive Officer

SEASPAN HOLDCO V LTD.

By:	/s/ Bing Chen

Name:	Bing Chen

Title:	Director

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]